
03020286

PROCESSED
MAY 27 2003
THOMSON
FINANCIAL

AR/
1-1165
P.E.
12-31-

BUILT TO LEAD
BUILT TO GROW
BUILT TO PROSPER

BUILT TO LAST

GENERAL GROWTH PROPERTIES



ANNUAL REPORT 200

FINANCIAL HIGHLIGHTS

dollars in thousands, except per share amounts

	% Change 2002 vs. 2001	2002	2001	2000	1999	1998	1997
Total Pro rata Revenues	18.2%	$ 1,366,597	$ 1,156,224	$ 1,111,660	$ 907,021	$ 627,902	$ 448,302
Total Pro rata EBITDA	16.6%	$ 833,090	$ 714,376	$ 672,830	$ 543,737	$ 365,166	$ 248,622
Funds from Operations (FFO (Before Minority Interests)	27.4%	$ 479,971	$ 376,799	$ 330,299	$ 274,234	$ 192,274	$ 147,625
FFO Per Share	12.5%	$ 5.58	$ 4.96	$ 4.42	$ 4.02	$ 3.35	$ 2.89
Real Estate Assets at Cost	35.3%	$ 9,901,539	$ 7,318,540	$ 6,735,376	$ 6,236,946	$ 4,760,445	$ 2,590,469
Total Market Capitalization	36.7%	$11,899,773	$ 8,702,241	$ 7,331,495	$ 6,672,167	$ 5,922,023	$ 3,674,164
STOCK AND PARTNERSHIP UNITS OUTSTANDING AT YEAR END							
Shares of Common Stock		62,397,085	61,923,932	52,281,259	51,697,425	39,000,972	35,634,977
Operating Partnership Units		19,556,247	19,572,493	19,593,705	19,798,192	19,831,354	18,763,955
Shares of Convertible Preferred Stock		13,500,000	13,500,000	13,500,000	13,500,000	13,500,000	—
Shares of Common Stock, Full Conversion of Operating Partnership Units and Convertible Preferred Stock		90,454,282	89,997,375	80,375,914	79,996,567	67,333,276	54,398,932

MALL DATA

dollars in millions

	2002	2001	2000	1999	1998	1997
Mall Shop Tenant Sales*	$ 9,361	$ 7,326	$ 7,243	$ 6,931	$ 5,176	$ 2,651
Shopping Center Interests Owned at Year End **	125	97	95	93	84	64
Mall Shop Square Footage Leased at Year End	91.0%	91.0%	91.0%	90.1%	88.6%	85.7%

* Excluding redevelopment properties.
** Includes regional malls only.

SHOPPING CENTERS OWNED at year end *



1997
64
1998
84
1999
93
2000
95
2001
97
2002
125

TOTAL SQUARE FOOTAGE OWNED in millions



1997
52
1998
71
1999
83
2000
85
2001
89
2002
114

REAL ESTATE ASSETS AT COST in millions



1997
$2,590
1998
$4,760
1999
$6,237
2000
$6,735
2001
$7,319
2002
$9,902

MALL SHOP SALES in millions **



1997
$2,651
1998
$5,176
1999
$6,931
2000
$7,243
2001
$7,326
2002
$9,061

DIVIDEND GROWTH PER SHARE dollar/share declared



1997
$1.80
1998
$1.88
1999
$1.98
2000
$2.06
2001
$2.36
2002
$2.74

FFO GROWTH dollar/share



1997
$2.89
1998
$3.35
1999
$4.02
2000
$4.42
2001
$4.96
2002
$5.58

* Includes regional malls only.
** Excluding redevelopment properties.

COMPANY PROFILE

General Growth Properties and its predecessor companies have been in the shopping center business for nearly fifty years. It is the second largest regional mall Real Estate Investment Trust (REIT) in the United States. General Growth owns, develops, operates and/or manages shopping malls in 39 states. GGP has ownership interests in, or management responsibility for, 160 regional shopping malls totaling more than 140 million square feet of retail space. The total retail space is inclusive of more than 16,000 retailers nationwide. General Growth provides investors with the opportunity to participate in the ownership of high-quality, income-producing real estate while maintaining liquidity. Our primary objective is to provide increasing dividends and capital appreciation for our shareholders.

Creating shareholder value is the company's mission. The Bucksbaum family, which founded General Growth, is still engaged in the operation of the company's day-to-day business activities. As owners of a major stake in the company, General Growth management's interests are aligned with those of each and every GGP shareholder.

CONTENTS

Financial Highlights

LEADERSHIP
IN OUR INDUSTRY
GROWTH
IN OUR PORTFOLIO
PROSPERITY
FOR OUR SHAREHOLDERS


BUILT TO
BUILT TO LAST
LEAD



TO OUR SHAREHOLDERS Martin and Matthew Bucksbaum set off on a voyage in 1954 that would see them become pioneers and leaders within the shopping center industry. They began by building concrete foundations for their shopping centers, but equally as important, if not more so, they started constructing the solid foundations for the company we know today as General Growth Properties, Inc. (GGP), a company Built To Last.

In 2002 fraudulent accounting, quick-buck schemes, and executive greed ravaged the financial markets, adding up to "the perfect financial storm." As reported by *The Wall Street Journal*, "Options motivated people to selfish, short-term thinking by promoting rapid sales growth at the expense of the detail-oriented work of building an infrastructure. They did not create what the shareholders wanted, which was long-term value. Federal Reserve Chairman Alan Greenspan blamed poorly structured options as a major contributor to the infectious greed that gripped business. The incentives they created overcame the good judgment of too many corporate managers; they were not trying to build a lasting business, they were building a house of cards." On the other hand, General Growth Properties has over 500 employees, including trusts for the benefit of certain of their relatives, who cur-

WE CONTINUE TO MAKE A LASTING CONTRIBUTION IN THE MARKETPLACE

rently own over 27 million common shares and/or common operating partnership units of GGP (excluding option shares). That significant management ownership represents approximately 30% of the fully diluted common equity that is currently outstanding. Achieving financial security and creating value is a difficult task that takes many years. This is what GGP has been delivering for 48 years as we stand shoulder-to-shoulder with you, our investors.

Instability will always be a factor in financial markets, and while innocent employees and unsuspecting investors were roiled by a combination of factors in 2002 that revealed corporate America at its worst, a beacon of stability was General Growth Properties. Anchored solidly to its core foundation of ethics, integrity, timeless fundamentals and consistent profitability, you have our promise that we will continue to steer GGP out of harm's way. Good reputations are not made overnight, nor is recurring profitability; it takes time and it takes hard work and that is what we are here doing for you. We have made, and we continue to make, a lasting contribution in the marketplace. Beginning in 1954, this company was Built To Last and we are continuing to Build To Last as we move forward in the 21st century.

In 2002, GGP began work on a new Code of Business Conduct and Ethics to replace its existing Code due to new legal requirements and problems in corporate America.

The Company anticipates that our Board of Directors will adopt the new Code in 2003. The Code is intended to cover a wide range of business practices and procedures and will set out basic principles to guide all employees, officers and directors of the Company (including, but not limited to, the Company's chief executive officer, chief financial officer and principal accounting officer). All of our employees, officers and directors will be expected to conduct themselves in accordance with the Code and seek to avoid even the appearance of improper behavior. The Code will also be provided to the Company's agents and representatives, including consultants, who will be expected to comply with its terms. Employees will be periodically asked to sign a statement attesting to the fact that they are complying with this Code. Our Board also expects to adopt formal Corporate Governance Guidelines in 2003, and has recently adopted a revised charter for the Audit Committee and charters for our Compensation Committee and newly formed Nominating and Governance Committee. The Code of Business Conduct and Ethics, Corporate Governance Guidelines and Committee charters will be posted on GGP's website soon after they are formally adopted. In addition, to promote open discussion among our non-management directors, such members of the Board have begun to meet in regular executive sessions prior to scheduled Board meetings.

In 2002, the Company also elected to adopt the fair value based employee stock-based compensation expense recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. This change was effective for all 1993 Incentive Plan stock options ("1993 Plan") granted during the year and results in recognizing current period compensation expense that many in the financial community believe more properly reflects the true value of these awards. The total compensation expense recognized by the Company for Threshold-Vesting Options and 1993 Plan options to which the accounting change applies amounted to approximately $11.8 million in 2002.

2002 WAS A POSITIVE YEAR FOR OUR COMPANY in the financial marketplace. GGP produced a total shareholder return of 42.0% in 2002 versus 24.6% for the National Association of Real Estate Investment Trusts' (NAREIT) mall peer group. Our performance in 2002 compares very favorably against the overall Morgan Stanley REIT Index, which appreciated 3.6%, the S&P 500, which declined 22.1%, and the NASDAQ, which declined 31.5%. GGP also fared well against corporate bonds, which produced a total return of 10.1%, and government bonds, which increased 11.6%. Over the last nine years (since its initial public offering (IPO) in April 1993), GGP's per-share growth in Funds From Operations (FFO) has increased at a rate of approximately 15% compounded annually. Annual compounded total return for GGP's shareholders, including the reinvestment of dividends, has been 14.9% from the IPO through December 31, 2002, compared to 9.4% for the S&P 500 Total Return Index and 7.4% for the NASDAQ during this same period. As owners of GGP, you will be pleased to know that in the past year the Company accomplished the following:

- Fully diluted FFO per share increased to $5.58 for the full year 2002. This represented an increase of 12.5 % over 2001.
- Total FFO for 2002 increased to $480 million versus $376.8 million in 2001. Accordingly, total FFO for the year increased by 27.4% over 2001.
- Full year diluted earnings per share increased to $2.95 in 2002 as compared to $1.28 in 2001.
- Total sales increased 4% and comparable sales decreased 2.1% for 2002.
- Annualized sales productivity per square foot in 2002 remained the same as in 2001 at $355.
- Total prorata revenues for 2002 increased to $1.4 billion, an increase of 18.2% over 2001.
- Prorata net operating income ("NOI") increased to $847 million for the year 2002, an increase of 16.7% over 2001.
- Mall shop occupancy in 2002 remained even with 2001 at 91%.
- The average rent per square foot for new/renewal leases signed during 2002 was $36.00, versus $29.90 for all leases expiring in 2002. This represents an increase of 20.4%, showcasing our strong leasing effort in 2002.

Last year we wrote about the importance of being solid and steady, living up in every way to our reputation as a blue-chip real estate company that consistently made money and paid increased dividends year in and year out. As you can see from our numbers, we adhered to our commitment as a blue-chip company. In calendar year 2002, we paid a dividend of $2.67 per share, an increase of 19% over 2001. Importantly, we achieved this dividend growth using only 47.8% of our FFO per share in 2002 versus a REIT average of 69%, leaving us approximately $260 million of undistributed FFO to reinvest in our business.

In the nine years that GGP has been a public company, our annualized dividend yield has averaged 6.38% while our annualized dividend has increased 11 times from $1.48 per share in 1993 to $2.88 per share currently. A shareholder who invested in GGP at the time of the IPO in 1993 received a $1.48 per share dividend on their $22 investment, or a 6.7% yield. IPO shareholders that have held their stock through December 31, 2002, are now receiving an approximate 13.1% cash yield on their initial $22 per share investment, not including a 236% return on their principal. For comparative purposes, below is a table showing dividend yields of major stock market indices in 2002:

Index	Yield
DJIA Utilities	5.23%
DJIA Industrial Average	2.28%
S&P 500	1.76%
Russell 2000	1.46%
DJIA Transportation	1.26%
NASDAQ	0.39%

Source: Bloomberg and McDonald Investment, Inc. Real Estate Research

IN ORDER TO BUILD TO LAST, WE NEED TO KNOW FOR WHOM WE ARE BUILDING.

At GGP, we understand who our customer is — in fact, we recognize there are four constituencies we work for: Consumers, Owners, Retailers and Employees, which we refer to by the acronym CORE. It is imperative that we keep investing/reinvesting in every shopping center, every retail concept and every GGP employee because we take nothing for granted; no one has a monopoly on the right answers; and there will always be somebody else out there eager to better serve our CORE customers.

Shopping centers were originally built to better serve the consumer. The evolution of the regional mall began as people moved away from the urban core and into the rapidly developing suburbs. Retailers had to follow their customers. Initially, consumers were satisfied with just having a broad selection of shirts, shoes and slacks. This is not enough to satisfy today's consumer. Today's consumer has many choices:

OPERATING PRINCIPLES

GGP is founded on the following principles, which guide our daily business. We strive to:

Maintain a clear focus on what we do best: create value and profit by acquiring, developing, renovating, and managing regional malls in major and middle markets throughout the United States.

Make decisions with your money that we would make with our own. When we act, we are acting with our own money side by side with yours. We are partners with our shareholders. The management and 3,800 employees of General Growth own approximately 30% of the company.

Avoid actions based solely on our current stock price or for short-term results. We are in a long term business. Our goal is to maximize and increase shareholder value.

Use conservative reporting methods that accurately and meaningfully reflect the operating results of our company. These methods are recommended by the National Association of Real Estate Investment Trusts (NAREIT), and allow for accurate comparisons with our competitors.

Continue to reduce the percentage distributed from Funds From Operations (FFO). Undistributed FFO represents our least expensive form of capital. Depreciation in real estate requires that we have the funds available to reinvest to keep our properties interesting, appealing, and attractive to customers.

Keep sight of the reasons our community of shareholders and business partners are invested in us: performance, security, and liquidity. We will be candid in our reporting to you. We will be honest in telling you what is good in our business and what the challenges are. In a business that counts on the successful handling of details, we will work hard to keep your confidence as we tend to the details at hand.

they can shop at the mall, they can shop at the discount store, they can shop at the neighborhood convenience center, they can shop downtown, they can shop at the local specialty retailer, they can shop by catalog or they can shop online. Because they have an unprecedented number of choices, we have to respond to the challenge.

Today, more than ever, it is paramount to our success that we have the necessary capital available to reinvest into our properties. GGP has always understood and practiced the basic fundamentals of real estate, and because of this we manage our finances prudently. Depreciation of real estate is real, and at GGP we use our approximately $260 million of undistributed FFO to improve our properties so that we can continue to provide long-term value for our owners. In the past year, we completed approximately $176 million of renovations, expansions and improvements to our properties with an average first-year return on cost of 10.5%. In the last three years, we have redefined, redeveloped and reinvested over $583 million in 30 GGP malls. Consumers have told us what they like and what they don't like. The consumer told us to build "street front" retail as part of our malls for better convenience, and for a way to reconnect with the retail streets of bygone eras. In 2002, we have responded at Mayfair, Wauwatosa (Milwaukee), Wisconsin; Lansing Mall, Lansing, Michigan; and Eden Prairie Center, Eden Prairie (Minneapolis), Minnesota. The consumer has told us to build better dining establishments into our malls. We have provided them at Eden Prairie Center; Valley Plaza Shopping Center, Bakersfield, California; Regency Square Mall, Jacksonville, Florida; Oglethorpe Mall, Savannah, Georgia; and Apache Mall, Rochester, Minnesota. The consumer has told us to build better amenities into our properties, and we have constructed and incorporated family restrooms, children's play areas and comfortable seating groupings into Regency Square Mall; Lansing Mall; The Oaks Mall in Gainesville, Florida; and The Parks at Arlington, Arlington (Dallas), Texas. Many of our centers were built in the 1970s and 1980s. They were Built To Last when they were originally constructed, and we continue to improve them as we Build To Last for the next generation of consumers.

OUR VALUES

RESPECT

HONESTY

INTEGRITY

URGENCY

TEAMWORK

LOYALTY

HUMILITY

FAIRNESS

Also, in order to better serve the consumer, GGP has implemented a far-reaching Customer Relationship Management (CRM) program. The CRM initiative was developed to help improve GGP's business by leveraging customer knowledge. Through the use of GGP's customer database, our Company now conducts cost-effective direct marketing and research with mall consumers on a one-to-one level. Our database now contains over 450,000 mall consumers and is growing rapidly. CRM has been used to support programs in multiple disciplines across GGP, including: corporate marketing, local marketing, retailer productivity, new business development, asset management and leasing. Over three million e-mails were sent to GGP mall shoppers in 2002. Use of CRM's online direct marketing program has generated a savings/value of more than $900,000 for the malls in 2002. Our e-mail campaigns have been very useful with an average response rate of 6% versus direct mail response rates of 1-2%. The CRM program's online research tool is utilized to conduct real-time consumer research for fast results at a fraction of the cost of traditional methods. Over 40 surveys were completed in 2002, which included work for retailers such as Starbucks Coffee® and Williams-Sonoma®. Over the last 48 years, our malls and our Company have changed significantly. The pace of change is accelerated today, and technology will play an ever-increasing role. We can think of nothing more exciting than ushering in the era of convergence as we continue to Build To Last.

GENERAL GROWTH PROPERTIES IS PROUD OF ITS HERITAGE: Our predecessor public company, also named General Growth Properties, produced a 22% compound annual return from 1970-1985 for its owners. It was a company Built To Last and it is from these beginnings that we are building the General Growth of today for tomorrow. A key part of our strategy has been to acquire centers that will help our Company grow. When deciding to re-enter the public marketplace in 1993, it was our belief that the shopping center industry would structurally change from a business of developing new centers to a business of consolidating existing malls. In nine years of being a public company GGP has acquired 156 retail properties totaling approximately $11.2 billion. This past year saw GGP make more than $2.85 billion of acquisitions in 30 properties, producing an expected first year return of approximately 9%. Highlights of GGP's 2002 acquisitions are:

The $1.1 billion purchase of JP Realty, Inc.; the dominant mid-market retail property development and management company in the intermountain region of the United States. JP Realty included 18 regional mall properties that comprise approximately 10.3 million square feet of gross leasable area (GLA) and are located in eight states. In addition, there were 26 community centers with total GLA of 3.4 million square feet. The portfolio included an additional 1.4 million square feet of industrial properties. The predecessor company to JP Realty was founded in 1957 by John Price, and we are proud to carry on the legacy that Ambassador Price and his fine management team created.

* * *

The $250 million acquisition of the principal assets of Victoria Ward Limited, which include 65 fee simple acres in Kakaako, central Honolulu, Hawaii, currently improved with over 1 million square feet of leasable area. Included in the acquisition is one of Hawaii's most popular entertainment, shopping and dining districts, which includes Ward Entertainment Center, Ward Warehouse, Ward Village and Village Shops. In total, Victoria Ward currently has 29 buildings and 17 ground leases containing approximately 700,000 square feet of retail space, as well as approximately 700,000 square feet of office, commercial and industrial properties.

The Ward properties represent the unique heritage that exists in Hawaii. It is our honor to carry on the traditions of Victoria Ward, the Hustace and Wodehouse families.

* * *

The $730 million joint venture with the Teachers' Retirement System of the State of Illinois. The newly created venture acquired five enclosed regional malls: The Galleria at Tyler in Riverside, California; Kenwood Towne Centre in Cincinnati, Ohio; Silver City Galleria in Taunton (Boston), Massachusetts; Clackamas Town Center in Portland, Oregon; and Florence Mall in Florence, Kentucky. GGP is very excited to work with this fine fund so ably advised by Commonwealth Realty Advisors.

* * *

The $415 million joint venture acquisition of Glendale Galleria in Glendale, California, with the New York State Common Retirement Fund. Glendale Galleria is a super regional mall that is one of the most dominant retail locations in the country. The property contains approximately 1.3 million square feet of retail space, and approximately 147,000 square feet of office space in a 12-story building. The center contains five major department stores, Nordstrom, Robinsons-May, Macy's, JCPenney and Mervyn's, and 240 in-line retail shops that produce average sales of $544 per square foot. In addition to being a great mall, Glendale Galleria is also a great tourist destination: it is the most visited destination in the greater metropolitan area of Los Angeles, attracting over 26 million customers every year; almost twice the number of visitors to Disneyland and more than five times the tourist count at Universal Studios.

All of us at GGP offer our condolences to the Donahue family and all the fine people of the Donahue Schriber Company on the passing of Dan Donahue. Dan was developer, manager and part owner of Glendale Galleria from its inception until our purchase in December 2002. Unexpectedly, Dan passed away on December 31, 2002. He is missed by all of us who were so lucky to have known him in business and in life.

IT IS OUR JOB TO UNDERSTAND OUR RETAILERS AND HELP THEM ACHIEVE THEIR OBJECTIVES

Historically we have financed a portion of our acquisitions with short-term debt, and this year was no exception. Experience has shown us that when we acquire properties, we generally improve the NOI during the first three years of ownership. By waiting to utilize permanent, long-term financing on the properties, we are able to realize the greater value that we have created. A good example of this is Ala Moana Center in Honolulu, Hawaii: Consistent with our aforementioned financial strategy, we obtained maximum investment-grade short term financing in the amount of $500 million when we acquired Ala Moana in July of 1999. By late 2001, we had increased the in-place NOI by approximately $15 million. Because we are planning a major remerchandising that should generate further significant improvement in net operating income, we obtained another short-term loan in December of 2001 to retain the ability to refinance again when the remerchandising is complete. The replacement loan investment grade proceeds level increased from $500 million to approximately $643 million, producing $143 million of excess proceeds at our lowest possible borrowing rate. We then reinvested the $143 million to grow our portfolio and expand or improve other projects that we already own. At this point we have approximately $175 million of cumulative equity invested in Ala Moana, and it is currently generating a leveraged return of greater than 30% per year. Increasing cash flow and continuously refinancing our nonrecourse loans enable us to grow profitably and consistently without constantly tapping the equity capital market. Furthermore, by limiting our individual property loans to conservative levels as determined by outside rating agencies setting investment grade loan amounts, we maintain our profile of moderate leverage. In the past three years, we have converted approximately $2.7 billion of short-term debt into approximately $3.3 billion of long-term fixed-rate debt generating over $626 million of excess cash proceeds for our partners and ourselves. This method of financing our business has dramatically reduced our weighted average cost of debt capital and has been a major driver of our industry leading compound growth in per share FFO.

It is not a coincidence that many sellers of properties in 2002 sought out GGP for our financial and management stability. GGP's 48 years of being an honorable and ethical company were rewarded. Property owners and investors alike are attracted to us because they appreciate how important these values are to us. Only good sense and good fundamentals, not smoke and mirrors, can sustain profitability. We are proud of our past, but we are Building To Last for you, our Owners.

People often categorize the real estate business as being one of landlords and tenants, but we view our business as being more of a partnership with our retailers. Our business is to create retail marketplaces that enable our retailers to achieve their goals and objectives. By doing this we are able to sustain our position as the leading developer, manager and operator of regional malls throughout the United States. One fundamental that we stress to all our employees is that it is our job to understand our retailers and help them achieve their objectives. If we can understand their needs, and they can understand ours, both of us can be successful. In 2002, GGP signed over 2.8 million square feet of space at rents averaging $36 per square foot. This is an increase of 20.4% for new rents achieved obtained versus 2002 expiring rents. Working with retailers requires a nurturing partnership. We recognize that most retail concepts are not Built To Last forever and that is why we work with all our retail partners on a regular basis to make sure we, and they, are Building To Last.

ONE OF THE CORE FOUNDATIONS OF ANY COMPANY IS ITS EMPLOYEES At GGP we have been developing, training and better identifying the strengths in our people in order to build and improve our Company. The programs, efforts and investments that are being made in our employees today will serve this Company, and that means you, well into the future. Three years ago in our shareholder letter we told you we had created a GGP University within the walls of GGP. During these three years we have had over 80% of our employees go through various types of training in











clockwise from top left: John Bucksbaum, Jean Schlemmer, Matthew Bucksbaum, Bernard Freibaum, and Robert Michaels

HEDRICH BLESSING, LTD.

our university. The past year saw over 120 employees go through our most advanced leadership courses. A great benefit to GGP relative to our leadership training is that our retention rate for these employees is over 90%, and 38% of these people have been promoted since 2000. Encouraging employee advancement and promoting from within is how we Build To Last.

Recognizing an employee's strength is critical to building a long and lasting successful relationship between the Company and the employee. In the last two years, we have been positioning and developing our people so that we can take their natural talents and turn them into bona fide strengths. What is often shocking and misunderstood by a company is that it is not uncommon to be startlingly inefficient at capitalizing on the strengths of its people. According to The Gallup Organization, only 20% of the people in most organizations feel that their strengths are in play every day. And in fact many Americans do not know what their strengths are. We are selecting the right talent to lead this organization forward in every area, and we are building that into strength. We are treating people according to their individuality, because we recognize that each person's talents are enduring and unique. This past year we worked with The Gallup Organization to push forward and measure aspects of employee engagement that we then linked to business productivity, employee retention and profitability. We are revolutionizing our organization and building around the strengths of each individual and building around the strengths this organization has created over the past 48 years. The people within GGP understand what we need to do to become better, more adaptable and how to increase personal excellence. This is a company that is building its employees to last.

BUILDING TO LAST. THAT IS WHAT WE ARE ABOUT. The founders of our company gave us a great platform from which to build on and to make a profit, and that is what we are doing. It takes many years of hard work to make a company great, and we keep working at it. Our business has never been one that has easy or quick fixes. Our success has come from being diligent, being smart and from being scared of failure. The biggest enemy of being great is being good. When we are good at something we tend to become complacent and accept the results of being good — given that they are probably better than most other companies to which we compare ourselves. The vast majority of us never become great because we are already good — our challenge at GGP is to become great. We were Built To Last when this company was founded; now we are Building To Be Great.

Matthew Bucksbaum
Founder and Chairman of the Board

John Bucksbaum
Chief Executive Officer

Robert Michaels
President and Chief Operating Officer

Bernard Freibaum
Executive Vice President and Chief Financial Officer

Jean Schlemmer
Executive Vice President, Asset Management



BUILT TO GROW

140 MILLION SQUARE FEET
RETAIL SPACE

[illegible]

91% MALL SHOP
OCCUPANCY

PORTFOLIO

OWNED AND MANAGED PROPERTIES (AS OF MARCH 1, 2003)

ALABAMA

Century Plaza
Birmingham
Total Square Feet: 743,596
Opened/Expanded: 1975/1990, 1994
Ownership Interest: 100%
Anchors: JCPenney, McRae's, Rich's, Sears

ARIZONA

Arrowhead Towne Center
Glendale
Total Square Feet: 1,131,276
Opened/Expanded: 1993
Ownership Interest: 17%
Anchors: Dillard's, JCPenney, Mervyn's, Robinsons-May, Sears

Fiesta Mall ◇
Mesa (Phoenix)
Total Square Feet: 1,037,188
Opened/Expanded: 1978/1987, 1990, 1999
Anchors: Dillard's, Macy's, Robinsons-May, Sears

Mall at Sierra Vista
Sierra Vista
Total Square Feet: 338,875
Opened/Expanded: 1999
Ownership Interest: 100%
Anchors: Dillard's, Sears

Park Place
Tucson
Total Square Feet: 1,037,013
Opened/Expanded: 1974/1998, 2001
Ownership Interest: 100%
Anchors: Dillard's, Macy's, Sears

Superstition Springs
East Mesa (Phoenix)
Total Square Feet: 1,084,607
Opened/Expanded: 1990/1994
Ownership Interest: 17%
Anchors: Dillard's, JCPenney, Mervyn's, Robinsons-May, Sears

Tucson Mall
Tucson
Total Square Feet: 1,304,899
Opened/Expanded: 1982/1991, 1993
Ownership Interest: 100%
Anchors: Dillard's, JCPenney, Macy's, Mervyn's, Robinsons-May, Sears

ARKANSAS

Park Plaza ◇
Little Rock
Total Square Feet: 548,121
Opened/Expanded: 1960/1988
Anchors: Dillard's

The Pines
Pine Bluff
Total Square Feet: 604,989
Opened/Expanded: 1986/1990
Ownership Interest: 100%
Anchors: Dillard's, JCPenney, Sears, Wal-Mart

CALIFORNIA

Baldwin Hills Crenshaw Plaza ◇
Los Angeles
Total Square Feet: 820,307
Opened/Expanded: 1947/1988, 1992
Anchors: Robinsons-May, Sears, T.J. Maxx, Wal-Mart

Bayshore Mall
Eureka
Total Square Feet: 615,318
Opened/Expanded: 1987/1989
Ownership Interest: 100%
Anchors: Gottschalks, Mervyn's, Sears

Chula Vista Center
Chula Vista (San Diego)
Total Square Feet: 885,739
Opened/Expanded: 1962/1988, 1993, 1994
Ownership Interest: 50%
Anchors: JCPenney, Macy's, Mervyn's, Sears

Eastridge Mall
San Jose
Total Square Feet: 1,358,744
Opened/Expanded: 1970/1982, 1988, 1995
Ownership Interest: 51%
Anchors: JCPenney, Macy's, Sears

Fallbrook Mall
West Hills (Los Angeles)
Total Square Feet: 1,010,427
Opened/Expanded: 1966/1985, 2002, 2003
Ownership Interest: 100%
Anchors: Home Depot, Kohl's, Mervyn's, Target

Galleria at Tyler
Riverside
Total Square Feet: 1,055,184
Opened/Expanded: 1970/1991, 1996
Ownership Interest: 50%
Anchors: JCPenney, Macy's, Nordstrom, Robinsons-May

Glendale Galleria
Glendale
Total Square Feet: 1,322,040
Opened/Expanded: 1976/1983, 1987
Ownership Interest: 50%
Anchors: JCPenney, Macy's, Mervyn's, Nordstrom, Robinsons-May

Hanford Mall ◇
Hanford
Total Square Feet: 482,794
Opened/Expanded: 1993/1999
Anchors: Gottschalks, JCPenney, Mervyn's, Sears

Media City Center ◇
Burbank (Los Angeles)
Total Square Feet: 1,248,015
Opened/Expanded: 1991/1992
Anchors: Macy's, Mervyn's, Sears, Sport Chalet

Montclair Plaza
Montclair (San Bernadino)
Total Square Feet: 1,372,095
Opened/Expanded: 1968/1985
Ownership Interest: 50%
Anchors: JCPenney, Macy's, Nordstrom, Robinsons-May, Sears

Moreno Valley Mall
Moreno Valley (Riverside)
Total Square Feet: 1,035,273
Opened/Expanded: 1992
Ownership Interest: 50%
Anchors: Gottschalks, JCPenney, Robinsons-May, Sears

NewPark Mall
Newark (San Francisco)
Total Square Feet: 1,137,559
Opened/Expanded: 1980/1993
Ownership Interest: 50%
Anchors: JCPenney, Macy's, Mervyn's, Sears, Target

Northridge Fashion Center
Northridge (Los Angeles)
Total Square Feet: 1,516,383
Opened/Expanded: 1971/1995, 1997
Ownership Interest: 100%
Anchors: JCPenney, Macy's, Robinsons-May, Sears

Southland Mall
Hayward
Total Square Feet: 1,312,159
Opened/Expanded: 1964/1968, 1972, 1984
Ownership Interest: 100%
Anchors: JCPenney, Macy's, Mervyn's, Sears

Valley Plaza Shopping Center
Bakersfield
Total Square Feet: 1,162,335
Opened/Expanded: 1967/1988, 1997, 1998
Ownership Interest: 100%
Anchors: Gottschalks, JCPenney, Macy's, Robinsons-May, Sears

Visalia Mall
Visalia
Total Square Feet: 439,833
Opened/Expanded: 1964/1997
Ownership Interest: 100%
Anchors: Gottschalks, JCPenney

◇ Managed-only; no ownership interest

(CALIFORNIA CONTINUED)

West Valley Mall
Tracy (San Francisco)
Total Square Feet: 851,361
Opened/Expanded: 1995/1997
Ownership Interest: 100%
Anchors: Gottschalks, JCPenney, Ross Dress for Less, Sears, Target

COLORADO

Chapel Hills Mall
Colorado Springs
Total Square Feet: 1,174,070
Opened/Expanded: 1982/1986, 1997, 1998
Ownership Interest: 100%
Anchors: Dillard's, Foley's, JCPenney, Kmart, Mervyn's, Sears

Southwest Plaza
Littleton (Denver)
Total Square Feet: 1,285,095
Opened/Expanded: 1983/1994, 1995, 2001
Ownership Interest: 100%
Anchors: Dillard's, Foley's, JCPenney, Sears

CONNECTICUT

Brass Mill Center and Commons
Waterbury
Total Square Feet: 1,181,596
Opened/Expanded: 1997
Ownership Interest: 50%
Anchors: Filene's, JCPenney, Sears

Pavilions at Buckland Hills
Manchester
Total Square Feet: 1,009,489
Opened/Expanded: 1990/1994
Ownership Interest: 50%
Anchors: Dick's Sporting Goods, Filene's, JCPenney, Lord & Taylor, Sears

FLORIDA

Altamonte Mall
Altamonte Springs (Orlando)
Total Square Feet: 1,088,479
Opened/Expanded: 1974/1990, 2002, 2003
Ownership Interest: 50%
Anchors: Burdines, Dillard's, JCPenney, Sears

Coastland Center
Naples
Total Square Feet: 924,139
Opened/Expanded: 1977/1985, 1996
Ownership Interest: 100%
Anchors: Burdines, Dillard's, JCPenney, Sears

Eagle Ridge Mall
Lake Wales (Orlando)
Total Square Feet: 625,125
Opened/Expanded: 1996/2000
Ownership Interest: 100%
Anchors: Dillard's, JCPenney, Sears

Lakeland Square Mall
Lakeland (Orlando)
Total Square Feet: 901,214
Opened/Expanded: 1988/1990, 1994
Ownership Interest: 50%
Anchors: Belk, Burdines, Dillard's, Dillard's Men's and Home Store, JCPenney, Sears

The Oaks Mall
Gainesville
Total Square Feet: 906,009
Opened/Expanded: 1978/1995
Ownership Interest: 51%
Anchors: Belk, Burdines, Dillard's, JCPenney, Sears

Pembroke Lakes Mall
Pembroke Pines (Fort Lauderdale)
Total Square Feet: 1,106,467
Opened/Expanded: 1992/1997
Ownership Interest: 50%
Anchors: Burdines, Dillard's, Dillard's Men's and Home Store, JCPenney, Sears

Regency Square Mall
Jacksonville
Total Square Feet: 1,455,865
Opened/Expanded: 1968/1992, 1998, 2001
Ownership Interest: 100%
Anchors: Belk, Dillard's, JCPenney, Sears

West Oaks Mall
Ocoee (Orlando)
Total Square Feet: 1,071,973
Opened/Expanded: 1996/1998
Ownership Interest: 50%
Anchors: Dillard's, JCPenney, Parisian, Sears

◇ Managed-only; no ownership interest



1. The Parks at Arlington, Arlington (Dallas), TX; **2. Columbiana Centre,** Columbia, SC; **3. Sooner Mall,** Norman, OK; **4. Mayfair,** Wauwatosa (Milwaukee), WI




FOOD COURT

1. **Galleria at Tyler**, Riverside, CA; 2. **Oglethorpe Mall**, Savannah, GA

WestShore Plaza ◇
Tampa
Total Square Feet: 1,036,980
Opened/Expanded: 1967/1974, 1983, 1997, 2000
Anchors: Burdines, JCPenney, Saks Fifth Avenue, Sears

GEORGIA

Cumberland Mall
Atlanta
Total Square Feet: 1,171,495
Opened/Expanded: 1973/1989
Ownership Interest: 100%
Anchors: JCPenney, Macy's, Rich's, Sears

North Dekalb Mall ◇
Decatur (Atlanta)
Total Square Feet: 633,105
Opened/Expanded: 1965/1986
Anchors: Burlington Coat Factory, Rich's, Stein Mart

North Point Mall
Alpharetta (Atlanta)
Total Square Feet: 1,365,903
Opened/Expanded: 1993
Ownership Interest: 50%
Anchors: Dillard's, JCPenney, Lord & Taylor, Parisian, Rich's, Sears

Oglethorpe Mall
Savannah
Total Square Feet: 951,059
Opened/Expanded: 1969/1974, 1982, 1990, 1992, 2002
Ownership Interest: 51%
Anchors: Belk, JCPenney, Rich's, Sears

Shannon Mall ◇
Union City (Atlanta)
Total Square Feet: 797,700
Opened/Expanded: 1980/1986, 1999
Anchors: Rich's, Sears

Southlake Mall
Morrow (Atlanta)
Total Square Feet: 1,017,347
Opened/Expanded: 1976/1995, 1999
Ownership Interest: 100%
Anchors: JCPenney, Macy's, Rich's, Sears

HAWAII

Ala Moana Center
Honolulu
Total Square Feet: 1,847,908
Opened/Expanded: 1959/1966, 1987, 1989, 1999
Ownership Interest: 100%
Anchors: JCPenney, Macy's, Neiman Marcus, Sears

Prince Kuhio Plaza
Hilo
Total Square Feet: 504,427
Opened/Expanded: 1985/1994, 1999
Ownership Interest: 100%
Anchors: JCPenney, Macy's, Sears

Victoria Ward
Honolulu
Total Square Feet: 695,473
Opened/Expanded: 1972/1982, 1988, 1995, 1997, 1999, 2001
Ownership Interest: 100%
Anchors: Borders Books, Consolidated Amusement Theatres, Dave & Busters, Nordstrom Rack, Office Depot, Ross Dress for Less, Sports Authority

IDAHO

Boise Towne Square
Boise
Total Square Feet: 1,177,944
Opened/Expanded: 1988
Ownership Interest: 100%
Anchors: The Bon Marché, Dillard's, JCPenney, Mervyn's, Sears

Grand Teton Mall
Idaho Falls
Total Square Feet: 541,746
Opened/Expanded: 1984
Ownership Interest: 100%
Anchors: The Bon Marché, Dillard's, JCPenney, Sears

Pine Ridge Mall
Pocatello
Total Square Feet: 610,305
Opened/Expanded: 1981
Ownership Interest: 100%
Anchors: The Bon Marché, Dillard's, JCPenney, Sears, Shopko

Silver Lake Mall
Coeur d'Alene
Total Square Feet: 333,755
Opened/Expanded: 1989/1995
Ownership Interest: 100%
Anchors: The Bon Ton, The Emporium, JCPenney, Sears

ILLINOIS

Ford City Mall ◇
Chicago
Total Square Feet: 1,448,018
Opened/Expanded: 1965/1989
Anchors: Carson Pirie Scott, JCPenney

Golf Mill Shopping Center ◇
Niles (Chicago)
Total Square Feet: 983,732
Opened/Expanded: 1958/1986, 1998
Anchors: JCPenney, Kohl's, Sears, Target

Market Place Shopping Center
Champaign
Total Square Feet: 1,105,843
Opened/Expanded: 1976/1984, 1987, 1990, 1994, 1999
Ownership Interest: 100%
Anchors: Bergners, Famous Barr, Sears

Northbrook Court
Northbrook (Chicago)
Total Square Feet: 1,017,066
Opened/Expanded: 1976/1995, 1996
Ownership Interest: 50%
Anchors: Lord & Taylor, Marshall Field's, Neiman Marcus

Sandburg Mall ◇
Galesburg
Total Square Feet: 529,462
Opened/Expanded: 1975
Anchors: Bergners, JCPenney, Kmart, Sears

Spring Hill Mall
West Dundee (Chicago)
Total Square Feet: 1,108,992
Opened/Expanded: 1980/1992, 1997
Ownership Interest: 100%
Anchors: Carson Pirie Scott, JCPenney, Kohl's, Marshall Field's, Sears, Wickes Furniture

Stratford Square Mall ◇
Bloomingdale (Chicago)
Total Square Feet: 1,314,487
Opened/Expanded: 1981/1985, 1991
Anchors: Burlington Coat Factory, Carson Pirie Scott, JCPenney, Kohl's, Marshall Field's, Sears

◇ Managed-only; no ownership interest

INDIANA

Marquette Mall ◇
Michigan City
Total Square Feet: 505,684
Opened/Expanded: 1967/1969
Anchors: Carson Pirie Scott, JCPenney, Sears

River Falls Mall
Clarksville
Total Square Feet: 754,974
Opened/Expanded: 1990
Ownership Interest: 100%
Anchors: Dillard's, Toys 'R' Us, Wal-Mart

IOWA

Coral Ridge Mall
Coralville (Iowa City)
Total Square Feet: 1,046,629
Opened/Expanded: 1998
Ownership Interest: 100%
Anchors: Dillard's, JCPenney, Scheel's All Sports, Sears, Target, Younkers

Mall of the Bluffs
Council Bluffs (Omaha, NE)
Total Square Feet: 678,397
Opened/Expanded: 1986/1988, 1998
Ownership Interest: 100%
Anchors: Dillard's, JCPenney, Sears, Target

KENTUCKY

Florence Mall
Florence (Cincinnati, OH)
Total Square Feet: 924,341
Opened/Expanded: 1976/1994
Ownership Interest: 50%
Anchors: JCPenney, Lazarus, Lazarus Home Store, Sears

Greenwood Mall
Bowling Green
Total Square Feet: 829,239
Opened/Expanded: 1979/1987, 1996, 2002
Ownership Interest: 100%
Anchors: Dillard's, Famous Barr, JCPenney, Sears

LOUISIANA

Alexandria Mall ◇
Alexandria
Total Square Feet: 882,449
Opened/Expanded: 1973/ 1986, 1992
Anchors: Dillard's, JCPenney, Mervyn's, Sears, Stein Mart

Mall St. Vincent
Shreveport
Total Square Feet: 545,687
Opened/Expanded: 1976/1991
Ownership Interest: 100%
Anchors: Dillard's, Sears

Pecanland Mall
Monroe
Total Square Feet: 946,995
Opened/Expanded: 1985
Ownership Interest: 100%
Anchors: Dillard's, JCPenney, McRae's, Mervyn's, Sears

Pierre Bossier Mall
Bossier City (Shreveport)
Total Square Feet: 612,580
Opened/Expanded: 1982/1985, 1993
Ownership Interest: 100%
Anchors: Dillard's, JCPenney, Sears, Stage

Riverlands Shopping Center
LaPlace (New Orleans)
Total Square Feet: 187,718
Opened/Expanded: 1965/1984, 1990
Ownership Interest: 100%

MAINE

Auburn Mall ◇
Auburn
Total Square Feet: 297,928
Opened/Expanded: 1979/1992
Anchors: JCPenney

MASSACHUSETTS

Hanover Mall ◇
Hanover
Total Square Feet: 676,971
Opened/Expanded: 1971/1998, 1994
Anchors: Filene's, JCPenney, Sears

Natick Mall
Natick (Boston)
Total Square Feet: 1,155,711
Opened/Expanded: 1966/1994
Ownership Interest: 50%
Anchors: Filene's, Lord & Taylor, Macy's, Sears

Silver City Galleria
Taunton (Boston)
Total Square Feet: 1,015,314
Opened/Expanded: 1992/1999
Ownership Interest: 50%
Anchors: Filene's, JCPenney, Sears

MICHIGAN

Adrian Mall ◇
Adrian
Total Square Feet: 391,340
Opened/Expanded: 1969/1986
Anchors: Elder-Beerman, JCPenney, Sears

Bay City Mall
Bay City
Total Square Feet: 525,019
Opened/Expanded: 1991/1994, 1997
Ownership Interest: 50%
Anchors: JCPenney, Sears, Target, Younkers

Birchwood Mall
Port Huron (Detroit)
Total Square Feet: 780,541
Opened/Expanded: 1990/1991, 1997
Ownership Interest: 100%
Anchors: JCPenney, Marshall Field's, Sears, Target, Younkers

The Crossroads
Portage (Kalamazoo)
Total Square Feet: 766,629
Opened/Expanded: 1980/1992
Ownership Interest: 100%
Anchors: JCPenney, Marshall Field's, Mervyn's, Sears

Grand Traverse Mall
Traverse City
Total Square Feet: 577,632
Opened/Expanded: 1992
Ownership Interest: 100%
Anchors: JCPenney, Marshall Field's, Target

◇ Managed-only; no ownership interest

1. **Clackamas Town Center**, Portland, OR; 2. **First Colony Mall**, Sugar Land (Houston), TX




2



1
2
3

1. Boise Towne Square, Boise, ID; **2. Valley Plaza Shopping Center,** Bakersfield, CA; **3. Mall at Sierra Vista,** Sierra Vista, AZ;

Lakeview Square Mall
Battle Creek
Total Square Feet: 607,095
Opened/Expanded: 1983/1998, 2001
Ownership Interest: 100%
Anchors: JCPenney, Marshall Field's, Sears

Lansing Mall
Lansing
Total Square Feet: 838,502
Opened/Expanded: 1969/2001
Ownership Interest: 100%
Anchors: JCPenney, Marshall Field's, Mervyn's, Younkers

RiverTown Crossings
Grandville (Grand Rapids)
Total Square Feet: 1,256,814
Opened/Expanded: 1999
Ownership Interest: 100%
Anchors: Galyans, JCPenney, Kohl's, Marshall Field's, Sears, Younkers

Westwood Mall
Jackson
Total Square Feet: 454,984
Opened/Expanded: 1972/1978, 1993
Ownership Interest: 100%
Anchors: Elder-Beerman, JCPenney

MINNESOTA

Apache Mall
Rochester
Total Square Feet: 747,195
Opened/Expanded: 1969/1985, 1992, 2002
Ownership Interest: 100%
Anchors: Herberger's, JCPenney, Marshall Field's, Sears

Crossroads Center
St. Cloud
Total Square Feet: 784,707
Opened/Expanded: 1966/1995
Ownership Interest: 100%
Anchors: JCPenney, Marshall Field's, Sears, Target

Eden Prairie Center
Eden Prairie (Minneapolis)
Total Square Feet: 1,127,058
Opened/Expanded: 1976/1989, 1994, 2001
Ownership Interest: 100%
Anchors: Kohl's, Mervyn's, Sears, Target, Von Maur

Knollwood Mall
St. Louis Park (Minneapolis)
Total Square Feet: 403,802
Opened/Expanded: 1955/1981, 1999
Ownership Interest: 100%
Anchors: Cub Foods, Kohl's

River Hills Mall
Mankato
Total Square Feet: 646,113
Opened/Expanded: 1991/1996
Ownership Interest: 100%
Anchors: Herberger's, JCPenney, Sears, Target

MISSOURI

Capital Mall
Jefferson City
Total Square Feet: 530,964
Opened/Expanded: 1978/1985, 1992
Ownership Interest: 100%
Anchors: Dillard's, JCPenney, Sears

Columbia Mall
Columbia
Total Square Feet: 744,676
Opened/Expanded: 1985/1986
Ownership Interest: 100%
Anchors: Dillard's, JCPenney, Sears, Target

Northpark Mall ◇
Joplin
Total Square Feet: 986,694
Opened/Expanded: 1972/1987, 1996, 1998
Anchors: Famous Barr, Famous Barr Home Store, JCPenney, Sears

NEBRASKA

Oak View Mall
Omaha
Total Square Feet: 866,595
Opened/Expanded: 1991
Ownership Interest: 51%
Anchors: Dillard's, JCPenney, Sears, Younkers

Westroads Mall
Omaha
Total Square Feet: 1,119,719
Opened/Expanded: 1968/1990, 1995, 1999
Ownership Interest: 51%
Anchors: Galyans, JCPenney, The Jones Store, Von Maur, Younkers

◇ Managed-only; no ownership interest


CROSSROADS

1. **Mall St. Vincent**, Shreveport, LA; 2. **Ala Moana Center**, Honolulu, HI; 3. **Spokane Valley Mall**, Spokane, WA; 4. **Eden Prairie Center**, Eden Prairie (Minneapolis), MN; 5. **The Crossroads**, Portage (Kalamazoo), MI

NEVADA

The Boulevard Mall
Las Vegas
Total Square Feet: 1,186,185
Opened/Expanded: 1968/1992
Ownership Interest: 100%
Anchors: Dillard's, JCPenney, Macy's, Sears

Meadows Mall
Las Vegas
Total Square Feet: 947,370
Opened/Expanded: 1978/1987, 1997
Ownership Interest: 51%
Anchors: Dillard's, JCPenney, Macy's, Sears

NEW HAMPSHIRE

Steeplegate Mall
Concord
Total Square Feet: 488,450
Opened/Expanded: 1990
Ownership Interest: 50%
Anchors: The Bon Ton, JCPenney, Sears

NEW MEXICO

Animas Valley Mall
Farmington
Total Square Feet: 515,752
Opened/Expanded: 1982/2001
Ownership Interest: 100%
Anchors: Dillard's, JCPenney, Kaye Home Furnishings, Ross Dress for Less, Sears

Mesilla Valley Mall ◇
Las Cruces
Total Square Feet: 588,296
Opened/Expanded: 1981/1990
Anchors: Dillard's, Dillard's Men's and Home Store, JCPenney, Sears

North Plains Mall
Clovis
Total Square Feet: 298,993
Opened/Expanded: 1985/1988
Ownership Interest: 100%
Anchors: Beall's, Dillard's, JCPenney, Sears

Rio West Mall
Gallup
Total Square Feet: 445,076
Opened/Expanded: 1981/1991, 1998
Ownership Interest: 100%
Anchors: Beall's, JCPenney, Kmart

Villa Linda ◇
Santa Fe
Total Square Feet: 570,381
Opened/Expanded: 1986/1987
Anchors: Dillard's, JCPenney, Mervyn's, Sears

NEW YORK

Lockport Mall
Lockport
Total Square Feet: 336,075
Opened/Expanded: 1975/1984
Ownership Interest: 100%
Anchors: The Bon Ton, Rosa's Home Store

NORTH CAROLINA

Carolina Place
Pineville (Charlotte)
Total Square Feet: 1,099,981
Opened/Expanded: 1991/1994
Ownership Interest: 50%
Anchors: Belk, Dillard's, Hecht's, JCPenney, Sears

Golden East Crossing ◇
Rocky Mount
Total Square Feet: 584,176
Opened/Expanded: 1986/2000
Anchors: Belk, JCPenney, Proffitt's, Sears

Valley Hills Mall
Hickory
Total Square Feet: 904,542
Opened/Expanded: 1978/1988, 1990, 1996
Ownership Interest: 100%
Anchors: Belk, Dillard's, JCPenney, Sears

OHIO

Colony Square Mall
Zanesville
Total Square Feet: 552,166
Opened/Expanded: 1981/1985, 1987
Ownership Interest: 100%
Anchors: Elder-Beerman, JCPenney, Sears

Kenwood Towne Centre
Cincinnati
Total Square Feet: 1,082,681
Opened/Expanded: 1959/1988
Ownership Interest: 50%
Anchors: Dillard's, Lazarus, Parisian

◇ Managed-only; no ownership interest

OKLAHOMA

Quail Springs Mall
Oklahoma City
Total Square Feet: 1,130,633
Opened/Expanded: 1980/1992, 1998, 1999
Ownership Interest: 50%
Anchors: Dillard's, Foley's, JCPenney, Sears

Shawnee Mall ◇
Shawnee (Oklahoma City)
Total Square Feet: 443,939
Opened/Expanded: 1989
Anchors: Dillard's, JCPenney, Sears, Wal-Mart

Sooner Mall
Norman
Total Square Feet: 508,585
Opened/Expanded: 1976/1989, 1999
Ownership Interest: 100%
Anchors: Dillard's, JCPenney, Old Navy, Sears, Stein Mart

Tulsa Promenade ◇
Tulsa
Total Square Feet: 928,592
Opened/Expanded: 1980/1986, 1994
Anchors: Dillard's, Foley's, JCPenney, Mervyn's

Washington Park Mall
Bartlesville
Total Square Feet: 351,457
Opened/Expanded: 1984/1986
Ownership Interest: 50%
Anchors: Dillard's, JCPenney, Sears

OREGON

Clackamas Town Center
Portland
Total Square Feet: 1,184,448
Opened/Expanded: 1981/1993, 1994
Ownership Interest: 50%
Anchors: JCPenney, Meier & Frank, Meier & Frank Home Store, Nordstrom, Sears

Gateway Mall
Springfield
Total Square Feet: 724,885
Opened/Expanded: 1990/1999
Ownership Interest: 100%
Anchors: The Emporium, Sears, Target

Salem Center
Salem
Total Square Feet: 648,556
Opened/Expanded: 1979/1987, 1995
Ownership Interest: 100%
Anchors: JCPenney, Meier & Frank, Mervyn's, Nordstrom

Valley River Center ◇
Eugene
Total Square Feet: 1,123,223
Opened/Expanded: 1969/1986, 1990
Anchors: The Bon Marché, Copeland's Sports, The Emporium, JCPenney, Meier & Frank

PENNSYLVANIA

Cranberry Mall ◇
Cranberry
Total Square Feet: 404,781
Opened/Expanded: 1981/1994, 1996
Anchors: The Bon Ton, JCPenney, Sears

Neshaminy Mall
Bensalem
Total Square Feet: 1,043,011
Opened/Expanded: 1968/1995, 1998
Ownership Interest: 25%
Anchors: Boscov, Sears, Strawbridge and Clothiers

Park City Center
Lancaster (Philadelphia)
Total Square Feet: 1,368,029
Opened/Expanded: 1970/1988, 1997
Ownership Interest: 51%
Anchors: The Bon Ton, Boscov, JCPenney, Kohl's, Sears

RHODE ISLAND

Garden City Center ◇
Cranston
Total Square Feet: 475,953
Opened/Expanded: 1947/1988
Anchors: Borders Books, Circuit City, Linens 'n Things, OfficeMax

SOUTH CAROLINA

Columbiana Centre
Columbia
Total Square Feet: 831,515
Opened/Expanded: 1990/1993
Ownership Interest: 50%
Anchors: Belk, Dillard's, Parisian, Sears

Inlet Square Mall ◇
Murrells Inlet (Myrtle Beach)
Total Square Feet: 433,362
Opened/Expanded: 1990/1998
Anchors: Belk, JCPenney, Kmart

TENNESSEE

Northgate Mall
Chattanooga
Total Square Feet: 824,430
Opened/Expanded: 1972/1991, 1997
Ownership Interest: 51%
Anchors: JCPenney, Proffitt's, Sears

Stones River Mall ◇
Murfreesboro (Nashville)
Total Square Feet: 412,225
Opened/Expanded: 1992/1996, 1997
Anchors: Dillard's, Goody's, JCPenney, Sears

TEXAS

Baybrook Mall
Friendswood (Houston)
Total Square Feet: 1,082,679
Opened/Expanded: 1978/1984, 1985, 1995
Ownership Interest: 100%
Anchors: Dillard's, Dillard's Men's and Home Store, Foley's, Mervyn's, Sears

Brazos Mall ◇
Lake Jackson (Houston)
Total Square Feet: 686,708
Opened/Expanded: 1976
Anchors: Dillard's, Dillard's Men's, JCPenney, Sears

Dallas Galleria ◇
Dallas
Total Square Feet: 854,519
Opened/Expanded: 1982/1985, 1990, 1996, 1999
Anchors: Gap, Macy's, Nordstrom, Saks Fifth Avenue

Deerbrook Mall
Humble (Houston)
Total Square Feet: 1,200,052
Opened/Expanded: 1984/1996, 1997
Ownership Interest: 50%
Anchors: Dillard's, Foley's, JCPenney, Mervyn's, Sears

First Colony Mall
Sugar Land (Houston)
Total Square Feet: 1,005,393
Opened/Expanded: 1996
Ownership Interest: 50%
Anchors: Dillard's, Foley's, JCPenney, Mervyn's

Killeen Mall ◇
Killeen
Total Square Feet: 577,726
Opened/Expanded: 1981/1987
Anchors: Beall's, Dillard's, JCPenney, Sears

◇ Managed-only; no ownership interest

1. Stonebriar Centre, Frisco (Dallas), TX; **2. Pembroke Lakes Mall**, Pembroke Pines (Fort Lauderdale), FL





1. **Pecanland Mall**, Monroe, LA; 2. **North Point Mall**, Alpharetta (Atlanta), GA; 3. **RiverTown Crossings**, Grandville (Grand Rapids), MI; 4. **Northridge Fashion Center**, Northridge (Los Angeles), CA

OTHER RETAIL PROPERTIES (AS OF MARCH 1, 2003)

ARIZONA

Woodlands Village
Flagstaff

CALIFORNIA

Anaheim Crossing
Anaheim

COLORADO

Austin Bluffs Plaza
Colorado Springs

IDAHO

Alameda Plaza
Pocatello

KIDK/Baskin Robbins
Idaho Falls

Boise Plaza
Boise

Boise Towne Plaza
Boise

Twin Falls Crossing
Twin Falls

Yellowstone Square
Idaho Falls

NEVADA

Fremont Village
Las Vegas

Plaza 800
Reno

Plaza 9400
Sandy

OREGON

Bailey Hills Plaza
Eugene

Division Crossing
Portland

Halsey Crossing
Gresham (Portland)

UTAH

Cache Valley Marketplace
Logan

Cottonwood Square
Salt Lake City

Country Hill Plaza
Ogden (Salt Lake City)

Fort Union
Salt Lake City

Gateway Crossing
Bountiful

North Temple Plaza
Salt Lake City

Orem Plaza Center Street
Orem

Orem Plaza State Street
Orem

Red Cliffs Plaza
St. George

River Pointe Plaza
West Jordan

Riverside Plaza
Provo

University Crossing
Orem

WASHINGTON

Spokane Valley Plaza
Spokane

(TEXAS CONTINUED)

Lufkin Mall ◇
Lufkin
Total Square Feet: 345,855
Opened/Expanded: 1980/2001
Anchors: Beall's, Circuit City, JCPenney, Sears

Mall de las Aguilas ◇
Eagle Pass
Total Square Feet: 434,853
Opened/Expanded: 1982
Anchors: Beall's, Beall's for Men & Kids, JCPenney

Mall del Norte ◇
Laredo
Total Square Feet: 1,209,002
Opened/Expanded: 1977/1990, 1993
Anchors: Beall's, Dillard's, Foley's, Foley's Home Store, JCPenney, Joe Brand, Mervyn's, Sears

McCreless Mall
San Antonio
Total Square Feet: 477,646
Opened/Expanded: 1962/1985, 1997
Ownership Interest: 100%
Anchors: Beall's

Memorial City Mall ◇
Houston
Total Square Feet: 1,314,799
Opened/Expanded: 1966/1989, 1995, 2001-2003
Anchors: Foley's, Lord & Taylor, Mervyn's, Sears

The Parks at Arlington
Arlington (Dallas)
Total Square Feet: 1,520,316
Opened/Expanded: 1988/1996, 2002
Ownership Interest: 50%
Anchors: Dillard's, Foley's, Galyans, The Great Indoors, JCPenney, Mervyn's, Sears

Stonebriar Centre
Frisco (Dallas)
Total Square Feet: 1,652,840
Opened/Expanded: 2000
Ownership Interest: 50%
Anchors: Foley's, Galyans, JCPenney, Macy's, Nordstrom, Sears

Town East Mall
Mesquite (Dallas)
Total Square Feet: 1,249,506
Opened/Expanded: 1971/1986, 1996, 1998, 2000
Ownership Interest: 50%
Anchors: Dillard's, Foley's, JCPenney, Sears

Vista Ridge Mall
Lewisville (Dallas)
Total Square Feet: 1,054,865
Opened/Expanded: 1989/1991
Ownership Interest: 50%
Anchors: Dillard's, Foley's, JCPenney, Sears

Willowbrook Mall
Houston
Total Square Feet: 1,510,909
Opened/Expanded: 1981/1992
Ownership Interest: 50%
Anchors: Dillard's, Foley's, Foley's Home Store, JCPenney, Lord & Taylor, Sears

The Woodlands Mall
The Woodlands (Houston)
Total Square Feet: 1,177,713
Opened/Expanded: 1994/1998
Ownership Interest: 50%
Anchors: Dillard's, Foley's, JCPenney, Mervyn's, Sears

UTAH

Cache Valley Mall
Logan
Total Square Feet: 305,965
Opened/Expanded: 1976
Ownership Interest: 100%
Anchors: Dillard's, Dillard's Men's and Home Store, JCPenney,

Cottonwood Mall
Salt Lake City
Total Square Feet: 737,716
Opened/Expanded: 1962/1984
Ownership Interest: 100%
Anchors: JCPenney, Meier & Frank

Newgate Mall
Ogden (Salt Lake City)
Total Square Feet: 686,060
Opened/Expanded: 1981/1994, 1998
Ownership Interest: 50%
Anchors: Dillard's, Gart Bros., Mervyn's, Sears

Provo Towne Centre
Provo
Total Square Feet: 801,597
Opened/Expanded: 1998
Ownership Interest: 100%
Anchors: Dillard's, JCPenney, Sears

Red Cliffs Mall
St. George
Total Square Feet: 385,476
Opened/Expanded: 1990
Ownership Interest: 100%
Anchors: Dillard's, JCPenney, Sears

VIRGINIA

Landmark Mall
Alexandria (Washington D.C.)
Total Square Feet: 969,989
Opened/Expanded: 1965/1989, 1990
Ownership Interest: 51%
Anchors: Hecht's, Lord & Taylor, Sears

Piedmont Mall
Danville
Total Square Feet: 662,248
Opened/Expanded: 1984/1995
Ownership Interest: 100%
Anchors: Belk, Belk Men's, JCPenney, Sears

Tysons Galleria
Mclean (Washington D.C.)
Total Square Feet: 814,456
Opened/Expanded: 1988/1994, 1997
Ownership Interest: 50%
Anchors: Macy's, Neiman Marcus, Saks Fifth Avenue

WASHINGTON

Alderwood Mall
Lynnwood (Seattle)
Total Square Feet: 980,934
Opened/Expanded: 1979/1995
Ownership Interest: 50%
Anchors: The Bon Marché, JCPenney, Nordstrom, Sears

Bellis Fair
Bellingham (Seattle)
Total Square Feet: 772,395
Opened/Expanded: 1988
Ownership Interest: 100%
Anchors: The Bon Marché, JCPenney, Mervyn's, Sears, Target

North Town Mall
Spokane
Total Square Feet: 1,056,391
Opened/Expanded: 1955/1961, 1977, 1984, 1989, 1992, 1999-2000
Ownership Interest: 100%
Anchors: The Bon Marché, The Emporium, JCPenney, Mervyn's, Sears

SouthShore Mall
Aberdeen
Total Square Feet: 284,088
Opened/Expanded: 1981
Ownership Interest: 100%
Anchors: JCPenney, Sears

Spokane Valley Mall
Spokane
Total Square Feet: 739,140
Opened/Expanded: 1997
Ownership Interest: 100%
Anchors: The Bon Marché, JCPenney, Sears

Three Rivers Mall
Kelso
Total Square Feet: 527,028
Opened/Expanded: 1987
Ownership Interest: 100%
Anchors: The Bon Marché, The Emporium, JCPenney, Sears

WISCONSIN

Fox River Mall
Appleton
Total Square Feet: 1,221,520
Opened/Expanded: 1984/1985, 1991, 1997, 2002, 2003
Ownership Interest: 100%
Anchors: JCPenney, Marshall Field's, Scheel's All Sports, Sears, Target, Younkers

Mayfair
Wauwatosa (Milwaukee)
Total Square Feet: 1,060,273
Opened/Expanded: 1958/1973, 1986, 1994, 2001
Ownership Interest: 51%
Anchors: The Boston Store, Marshall Field's

Oakwood Mall
Eau Claire
Total Square Feet: 823,004
Opened/Expanded: 1986/1991, 1995, 1997
Ownership Interest: 100%
Anchors: JCPenney, Marshall Field's, Scheel's All Sports, Sears, Younkers

WYOMING

Eastridge Mall
Casper
Total Square Feet: 571,842
Opened/Expanded: 1982/1997
Ownership Interest: 100%
Anchors: The Bon Marché, JCPenney, Sears, Target

White Mountain Mall
Rock Springs
Total Square Feet: 341,274
Opened/Expanded: 1978
Ownership Interest: 100%
Anchors: Harley Davidson, Herberger's, JCPenney

◇ Managed-only; no ownership interest


GGP Properties
GGP Managed-only Properties
GGP Offices
Los Angeles
Salt Lake City
MN
WI
MI
IA
IL
IN
OH
PA
NY
VT
NH
ME
MA
CT
RI
NJ
MD
DE
WV
VA
KY
MO
NC
TN
AR
SC
GA
AL
MS
LA
FL

MALL LOCATIONS

OWNED AND MANAGED PROPERTIES (AS OF MARCH 1, 2003)


WA
MT
ND
OR
ID
SD
WY
NV
UT
NE
CO
CA
AZ
NM
TX
HI



BUILT TO PROSPER

FINANCIAL REVIEW

CONTENTS

SELECTED FINANCIAL DATA

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The following table sets forth selected financial data for the Company which is derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and the related Notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this Annual Report.

	2002	2001	2000	1999	1998
OPERATING DATA					
Revenue	$ 980,466	$ 803,709	$ 698,767	$ 612,342	$ 426,576
Network Discontinuance Costs	—	66,000	—	—	—
Depreciation and Amortization	180,028	145,352	119,663	108,272	75,227
Other operating expenses	369,731	295,843	226,234	206,088	151,784
Interest Expense, Net	215,246	209,622	212,649	174,104	109,840
Income allocated to Minority Interest	(87,003)	(40,792)	(52,380)	(33,058)	(29,794)
Equity in Income of Unconsolidated Affiliates	82,118	63,566	50,063	19,689	11,067
Net gain on sales	25	—	44	4,412	196
Income Before Extraordinary Items and Cumulative Effect of Accounting Change	210,601	109,666	137,948	114,921	71,194
Extraordinary Items	(1,343)	(14,022)	—	(13,796)	(4,749)
Cumulative Effect of Accounting Change	—	(3,334)	—	—	—
Net income (loss)	209,258	92,310	137,948	101,125	66,445
Convertible Preferred Stock Dividends	(24,467)	(24,467)	(24,467)	(24,467)	(13,433)
Net Income available to common stockholders	$ 184,791	$ 67,843	$ 113,481	$ 76,658	$ 53,012
Earnings Before Gain on Sales, Extraordinary Items and Cumulative Effect of Accounting Change Per Share-Basic	$ 2.99	$ 1.61	$ 2.18	$ 1.97	$ 1.60
Earnings Before Gain on Sales, Extraordinary Items and Cumulative Effect of Accounting Change Per Share-Diluted	2.97	1.61	2.18	1.96	1.59
Earnings Per Share-Basic	2.97	1.28	2.18	1.67	1.46
Earnings Per Share-Diluted	2.95	1.28	2.18	1.66	1.46
Distributions Declared Per Share	2.74	2.36	2.06	1.98	1.88
CASH FLOW DATA					
Operating Activities	$ 508,363	$ 207,125	$ 287,103	$ 205,705	$ 84,764
Investing Activities	(1,013,640)	(367,366)	(356,914)	(1,238,268)	(1,479,607)
Financing Activities	398,162	293,767	71,447	1,038,526	1,388,575
FUNDS FROM OPERATIONS[1]					
Operating Partnership	$ 479,971	$ 376,799	$ 330,299	$ 274,234	$ 192,274
Minority Interest	(114,894)	(101,844)	(90,805)	(82,631)	(69,182)
Funds From Operations-Company	365,077	274,955	239,494	191,603	123,092
BALANCE SHEET DATA					
Investment in Real Estate Assets-Cost	$ 7,724,515	$ 5,707,967	$ 5,439,466	$ 5,023,690	$ 4,063,097
Total Assets	7,280,822	5,646,807	5,284,104	4,954,895	4,027,474
Total Debt	4,592,311	3,398,207	3,244,126	3,119,534	2,648,776
Preferred Units	468,201	175,000	175,000	—	—
Common Units	377,746	380,359	355,158	356,540	299,431
Convertible Preferred Stock	337,500	337,500	337,500	337,500	337,500
Stockholders' Equity	1,196,525	1,183,386	938,418	927,758	585,707

(1) Funds from Operations (as defined below) does not represent cash flow from operations as defined by Generally Accepted Accounting Principles ("GAAP") and is not necessarily indicative of cash available to fund all cash requirements.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

FUNDS FROM OPERATIONS

Funds from Operations is used by the real estate industry and investment community as a supplemental measure of the performance of real estate companies. As revised in October 1999, the National Association of Real Estate Investment Trusts ("NAREIT") defines Funds from Operations as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. In calculating its Funds from Operations, the Company also excluded $66,000 of network discontinuance costs recognized in 2001 and approximately $6,705 of minimum rent recognized in 2002 pursuant to SFAS No. 141 and No. 142 (Note 13). The Company's Funds from Operations may not be directly comparable to similarly titled measures reported by other real estate investment trusts. Funds from Operations does not represent cash flow from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make cash distributions. In accordance with past practices and consistent with current recommendations of NAREIT, the Company has and will continue to provide GAAP earnings and earnings per share information in its periodic reports to investors and the real estate investment community.

RECONCILIATION OF NET INCOME DETERMINED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO FUNDS FROM OPERATIONS:

	2002	2001	2000	1999	1998
Net Income available to common stockholders	$ 184,791	$ 67,843	$ 113,481	$ 76,658	$ 53,012
Extraordinary items - charges related to early retirement of debt	1,343	14,022	—	13,796	4,749
Cumulative effect of accounting change	—	3,334	—	—	—
Allocations to Operating Partnership unitholders	58,154	25,128	43,026	33,058	29,794
Net (gain) loss on sales	(25)	—	1,005	(4,412)	(196)
Depreciation and amortization	242,413	200,472	172,787	155,134	104,915
Network discontinuance costs	—	66,000	—	—	—
SFAS #141 and #142 below-market lease rent accretion	(6,705)	—	—	—	—
Funds From Operations - Operating Partnership	479,971	376,799	330,299	274,234	192,274
Funds From Operations - Minority Interest	(114,894)	(101,844)	(90,805)	(82,631)	(69,182)
Funds From Operations - Company	$ 365,077	$ 274,955	$ 239,494	$ 191,603	$ 123,092

All references to numbered Notes are to specific footnotes to the Consolidated Financial Statements of the Company included in this annual report and which descriptions are hereby incorporated herein by reference. The following discussion should be read in conjunction with such Consolidated Financial Statements and related Notes. Capitalized terms used, but not defined, in this Management's Discussion and Analysis of Financial Condition and Results of Operations have the same meanings as in such Notes.

FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Report may include certain forward-looking information statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and "should" and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital requirements, availability of real estate properties, inability to consummate acquisition opportunities, competition from other companies and venues for the sale/distribution of goods and services, changes in retail rental rates in the Company's markets, shifts in customer demands, tenant bankruptcies or store closures, changes in vacancy rates at the Company's properties, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, changes in applicable laws, rules and regulations (including changes in tax laws), the ability to obtain suitable equity and/or debt financing, and the continued availability of financing in the amounts and on the terms necessary to support the Company's future business.

USE OF ESTIMATES AND CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that are both significant to the overall presentation of the Company's financial condition and results of operations and require management to make difficult, complex or subjective judgments. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, recoverable amounts of receivables and deferred taxes and initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions, as further discussed below. Actual results could differ from those estimates for a variety of reasons, certain of which are discussed below. The Company's critical accounting policies have not changed during 2002, except for the election, during the second quarter of 2002, to adopt the fair value based employee stock-based compensation expense recognition provisions of SFAS 123, as discussed in Note 9.

Initial valuations and estimated useful lives or amortization periods for property and intangibles: Upon acquisition of an investment property, the Company makes an initial assessment of the initial valuation and composition of the assets and liabilities acquired. These assessments consider fair values of the respective assets and liabilities and are determined based on estimated future cash flows using appropriate discount and capitalization rates. The estimated future cash flows that are used for this analysis reflect the historical operations of the property, known trends and changes expected in current market and economic conditions which would impact the property's operations, and the Company's plans for such property. These estimates of cash flows were particularly important in 2002 given the application of SFAS 141 and 142 (Note 13) for the allocation of purchase price between land, buildings and improvements and other identifiable intangibles. If events or changes in circumstances concerning the property occur, this may indicate that the carrying values or amortization periods of the assets and liabilities may need to be adjusted. The resulting recovery analysis also depends on an analysis of future cash flows to be generated from the property's assets and liabilities. Changes in the Company's overall plans and its views on current market and economic conditions may have a significant impact on the resulting estimated future cash flows of a property that are analyzed for these purposes. As the resulting cash flows are, under current accounting standards, the basis for the carrying values of the assets and liabilities and any subsequent impairment losses recognized, the impact of these estimates on the Company's operations could be substantial. For example, the net consolidated carrying value of the land, buildings and other assets, net of identifiable intangible liabilities, at December 31, 2002 for acquisitions completed by the Company in 2002 was approximately $1.6 billion.

Recoverable amounts of receivables and deferred taxes: The Company makes periodic assessments of the collectability of receivables and the recoverability of deferred taxes based on a specific review of the risk of loss on specific accounts or amounts. This analysis places particular emphasis on past-due accounts and considers information such as, among other things, the nature and age of the receivables, the payment history and financial condition of the debtor and the basis for any disputes or negotiations with the debtor. The resulting estimate of any allowance or reserve related to the recovery of these items is subject to revision as these factors change and is sensitive to the effects of economic and market conditions on such debtors.

Capitalization of development and leasing costs: The Company has historically capitalized the costs of development and leasing activities of its properties. These costs are incurred both at the property location and at the regional and corporate office level. The amount of capitalization depends, in part on the identification of certain activities to specific projects and lease proposals. The amount of costs capitalized and the recovery of such costs depends upon the ability to make such specific identifications or justifiable allocations. Differences in methodologies of cost identifications and documentation, as well as differing assumptions as to the time incurred on different projects, can yield significant differences in the amounts capitalized.

CERTAIN INFORMATION ABOUT THE COMPANY PORTFOLIO

As of December 31, 2002, the Company owns 100% of the Wholly-Owned Centers and GGMI, 50% of the common stock of GGP/Homart, 50% of the membership interests in GGP/Homart II, 50% of the membership interests in GGP/Teachers, 51% of the common stock of GGP Ivanhoe, 51% of the common stock of GGP Ivanhoe III and 50% of Quail Springs Mall and Town East Mall. Reference is made to Notes 3 and 4 for a further discussion of such entities owned by the Company.

As of December 31, 2002, GGP/Homart owns interests in twenty-two shopping centers, GGP/Homart II owns interests in ten shopping centers, GGP/Teachers owns interests in five shopping centers, GGP Ivanhoe owns interests in two shopping centers and GGP Ivanhoe III owns interests in eight shopping centers (collectively, with the Wholly-Owned Centers, Quail Springs Mall and Town East Mall, the "Company Portfolio").

As used in this Annual Report, the term "GLA" refers to gross leaseable retail space, including Anchors and mall tenant areas; the term "Mall GLA" refers to gross leaseable retail space, excluding Anchors; the term "Anchor" refers to a department store or other large retail store; the term "Mall Stores" refers to stores (other than Anchors) that are typically specialty retailers who lease space in the structure including, or attached to, the primary complex of buildings that comprise the shopping center; and the term "Freestanding GLA" means gross leaseable area of freestanding retail stores in locations that are not attached to the primary complex of buildings that comprise a shopping center; and the term "total Mall Stores sales" means the gross revenue from product sales to customers generated by the Mall Stores.

The Mall Store and Freestanding Store portions of the centers in the Company Portfolio which were not undergoing significant redevelopment on December 31, 2002 had an occupancy rate of 91% as of such date. This occupancy percentage remained constant as compared to the December 31, 2001 occupancy percentage of the Mall Store and Freestanding Store portions of the centers in the Company Portfolio which were not undergoing significant redevelopment.

Total annualized Mall Store sales averaged $355 per square foot for the Company Portfolio for the year ended December 31, 2002, approximately equal to the comparable amount for 2001. Comparable Mall Store sales are retail sales of those tenants that were open the previous 12 months. Therefore, comparable Mall Store sales in the year ended December 31, 2002 are of those tenants that were also operating in the year ended December 31, 2001. Comparable Mall Store sales in the year ended December 31, 2002 decreased by 2.1% as compared to the same period in 2001.

The Company Portfolio (excluding 2002 acquisitions) average Mall Store rent per square foot from leases that expired in the year ended December 31, 2002 was $29.90. The Company Portfolio benefited from increasing rents inasmuch as the average Mall Store rent per square foot on new and renewal leases (excluding 2002 acquisitions) executed during this same period was $36.00, or $6.10 per square foot above the average for expiring leases.

RESULTS OF OPERATIONS OF THE COMPANY

GENERAL Company revenues are primarily derived from tenants in the form of fixed minimum rents, overage rents and recoveries of operating expenses. Inasmuch as the Company's consolidated financial statements reflect the use of the equity method to account for its investments in GGP/Homart, GGP/Homart II, GGP/Teachers, GGP Ivanhoe, GGP Ivanhoe III, Quail Springs Mall and Town East Mall, the discussion of results of operations of the Company below relates primarily to the revenues and expenses of the Wholly-Owned Centers and GGMI. In addition, the consolidated results of operations of the Company were impacted by the following acquisitions: In April 2000, the Company purchased a 100% interest in Crossroads Center; on January 1, 2001, the Operating Partnership purchased the common stock of GGMI and the preferred stock of GGMI, which was 100% owned by the Operating Partnership, was cancelled; in August 2001, the Company purchased a 100% interest in Tucson Mall; in May 2002, the Victoria Ward Assets were acquired; in July 2002, the JP Realty Assets were acquired; in August 2002, Prince Kuhio Plaza was acquired; in September 2002, Pecanland Mall was acquired; and in December 2002, Southland Mall was acquired. Such 2002 acquisitions represented a net consolidated carrying value at December 31, 2002 of approximately $1.6 billion of net property and equipment, or approximately 26% of the Company's consolidated net property and equipment of approximately $6.2 billion. For purposes of the following discussion of the results of operations, the net effect of acquisitions will include the effect of the new acquisitions in 2002, 2001 and 2000 and the consolidation of GGMI's operations in 2001.

COMPARISON OF YEAR ENDED DECEMBER 31, 2002 TO YEAR ENDED DECEMBER 31, 2001
Total revenues for 2002 were $980.5 million, which represents an increase of $176.8 million or approximately 22.0% from $803.7 million for the year ended December 31, 2001. New acquisitions accounted for approximately $104.7 million of the increase in total revenues with increases in tenant recoveries and fee income as discussed below representing the majority of the remaining increase. Minimum rent for the year ended December 31, 2002 increased by $118.6 million or 25.3% from $468.6 million for the year ended December 31, 2001 to $587.2 million for the year ended December 31, 2002. The effect of acquisitions comprised $74.9 million of such increase in minimum rents (including approximately $4.6 million related to FAS 141 and 142 (Notes 2 and 13)), while the remainder of such increase was due primarily to base rents on expansion space and specialty leasing increases at the comparable centers (properties owned for the entire time during the year ended December 31, 2002 and 2001). Tenant recoveries increased by $34.4 million or 15.5% from $221.9 million in 2001 to $256.3 million in 2002. Of the increase in tenant recoveries, approximately $24.6 million was attributable to new acquisitions and the remainder was due to increased recoverable operating costs at the comparable centers. Overage rents increased $5.3 million or 23.2% from $22.8 million in 2001 to $28.1 million in 2002. The increase in overage rents is substantially all due to new acquisitions. Fees and other income increased by $18.5 million or 20.5% from $90.4 million to $108.9 million for the year ended December 31, 2002 primarily due to increases in acquisition, financing, leasing and development fees.

Total operating expenses, including depreciation and amortization, increased by approximately $42.6 million or 8.4%, from $507.2 million for the year ended December 31, 2001 to $549.8 million for the year ended December 31, 2002. Excluding the effects of the $66 million of Network discontinuance costs which were incurred in 2001 but not in 2002, total operating expenses increased approximately $108.6 million in 2002. Of the increase, $53.4 million was due to the effect of acquisitions as discussed below. Property operating expenses increased by $60.7 million or 26.0% from $234.2 million for the year ended December 31, 2001 to $294.9 million for the year ended December 31, 2002, approximately $26.0 million of which was attributable to the effect of acquisitions. The remainder was due primarily to approximately $27.5 million in increases in net payroll and professional services costs including approximately $11.8 million of compensation expenses recognized due to the vesting of certain of the Company's threshold vesting stock options as described in Note 9.

Interest expense for the year ended December 31, 2002 was $218.9 million, an increase of $4.6 million or 2.1%, from $214.3 million for the year ended December 31, 2001. This increase was primarily due to loans incurred or assumed in conjunction with new acquisitions, partially offset by lower interest rates in 2002.

Equity in income of unconsolidated affiliates increased by approximately $18.5 million or 29.1% to earnings of $82.1 million for the year ended December 31, 2002, from $63.6 million for the year ended December 31, 2001. This increase was partially a result of reduced net interest expense for such affiliates in 2002 due to reduced interest rates on their mortgage loans primarily resulting from refinancings in 2001. In addition, the Company's equity in the income of GGP

Ivanhoe III increased approximately $8.7 million, primarily caused by increases in minimum rents, tenant recoveries and specialty leasing revenues at the properties. The Company's equity in the income of GGP/Teachers resulted in an increase in earnings of approximately $6.0 million for 2002.

Extraordinary items were approximately $1.3 million in 2002, primarily due to the Company's $.7 million equity interest in the extraordinary item at Town East, an Unconsolidated Real Estate Affiliate, related to a prepayment penalty incurred in connection with the refinancing of mortgage debt collateralized by Town East Mall.

COMPARISON OF YEAR ENDED DECEMBER 31, 2001 TO YEAR ENDED DECEMBER 31, 2000
Total revenues for 2001 were $803.7 million, which represents an increase of $104.9 million or approximately 15.0% from $698.8 million in 2000. Approximately $12.8 million or 12.2% of the increase was from properties acquired or developed after January 1, 2000. Minimum rent during 2001 increased $28.6 million or 6.5% from $440 million in 2000 to $468.6 million. The acquisition and development of properties generated a $7.6 million increase in minimum rents. Expansion space, specialty leasing and a combination of occupancy and rental charges at the comparable centers accounted for the remaining increase in minimum rents. Tenant recoveries increased by $8.4 million or 3.9% from $213.5 million in 2000 to $221.9 million in 2001. The increase in tenant recoveries was generated by a combination of new acquisitions and increased recoverable operating costs at the comparable centers. Overage rents decreased $5.8 million or 20.3 % from $28.6 million in 2000 to $22.8 million in 2001. The majority of the decline in overage rents was due to the conversion of overage rent to minimum rent on the releasing of tenant space and due to general economic conditions as discussed below. Fees for 2001 increased $ 70.3 million or 1004.3% from $7.0 million in 2000 to $77.3 million in 2001. The increase was primarily generated by the acquisition of GGMI as described above and in Notes 1 and 4.

Total operating expenses, including depreciation and amortization, increased by approximately 46.6% or $161.3 million, from $345.9 million in 2000 to $507.2 million in 2001. Part of the increase in total operating expenses was attributable to the $66 million provision for the discontinuance of the Company's Network Services development activities as more fully described in Note 11. The Company's Network Services development activities was an effort to create for retailers a suite of broadband applications to support retail tenant operations, on-line sales, and private wide area network services to be delivered by the Broadband System as discussed below. The Network Services development activities were discontinued on June 29, 2001, resulting in a charge to operations of $65 million in the three months ended June 30, 2001, which represented the Company's entire investment in the Network Services development activities. The Company incurred $1 million of net incremental discontinuance costs in the three months ended September 30, 2001 related primarily to payroll and severance costs and expects that any net additional costs related to the discontinuance of the Network Services development activities will not be significant. Depreciation expense increased by approximately $25.7 million, primarily due to increased depreciation on property additions including Broadband System additions which have shorter depreciable lives. An increase of $65.9 million was attributable to the consolidation of GGMI as described above and in Notes 1 and 4. The increase in total operating expenses from the new acquisitions described above consists primarily of approximately $1.2 million of real estate taxes, $3.2 million of property operating costs, and $2.7 million of depreciation and amortization.

Interest income decreased approximately $7.8 million or 62.4% from $12.5 million in 2000 to $4.7 million in 2001. The note receivable from GGMI generated $6.8 million of interest income in 2000, whereas no such interest income was recognized in 2001 due to the consolidation of GGMI in 2001 as discussed above. The corresponding interest expense incurred by GGMI in 2000 was reflected as a component of the equity in the income (loss) of GGMI.

Interest expense decreased by $10.8 million or 4.8% from $225.1 million in 2000 to $214.3 million in 2001. Declines in effective interest rates, partially offset by the effect of acquisitions, were the major source of such interest expense decreases.

Equity in income (loss) of unconsolidated affiliates during 2001 increased by $13.5 million to $63.6 million from $50.1 million in 2000. GGP/Homart II accounted for an increase of approximately $4 million primarily due to declines in interest rates in 2001 and the acquisition of Willowbrook Mall in March 2001 by GGP/Homart II. The Company's ownership interest in GGMI resulted in a increase of $1.6 million due to the consolidation of GGMI in 2001.

Extraordinary items were approximately $14.0 million in 2001, primarily due to the refinancing of debt as a result of the GGP MPTC financing (Note 5) and the 2001 Offering (Note 1).

LIQUIDITY AND CAPITAL RESOURCES OF THE COMPANY

As of December 31, 2002, the Company held approximately $54.1 million of unrestricted cash, cash equivalents and marketable securities. The Company uses operating cash flow as the principal source of internal funding for short-term liquidity and capital needs such as tenant construction allowances and minor improvements made to individual properties that are not recoverable through common area maintenance charges to tenants. External funding alternatives for longer-term liquidity needs such as acquisitions, new development, expansions and major renovation programs at individual centers include construction loans, mini-permanent loans, long-term project financing, joint venture financing with institutional partners, additional Operating Partnership level or Company level equity investments and unsecured Company level debt or secured loans collateralized by individual shopping centers. In this regard, the Company assumed, in conjunction with the acquisition of JP Realty, a then outstanding $200 million unsecured credit facility (the "PDC Credit Facility") with an outstanding balance of approximately $120 million on acquisition. On September 20, 2002, the Company made a prepayment of approximately $97 million on the PDC Credit Facility. The Company borrowed an additional $110 million in the fourth quarter of 2002. The balance on the PDC Credit Facility was approximately $130 million at December 31, 2002. The PDC Credit Facility is scheduled to mature in July 2003 and bears interest at the option of the Company at *(i)* the higher of the federal funds rate plus 50 basis points or the prime rate of Bank One, NA, or *(ii)* LIBOR plus a spread of 85 to 145 basis points. The LIBOR spread is determined by PDC's credit rating. The PDC Credit Facility contains restrictive covenants, including limitations on the amount of outstanding secured and unsecured debt, and requires PDC to maintain certain financial ratios. As of December 31, 2002, the Company believes it is in compliance with these and any other restrictive covenants (Note 5) contained in its various financing arrangements.

In addition, the Company considers its Unconsolidated Real Estate Affiliates as potential sources of short and long-term liquidity. In this regard, the Company has net borrowings (in place of distributions) at December 31, 2002 of approximately $21 million and $82 million from GGP/Homart and GGP/Homart II, respectively (which bear interest at 5.5% per annum and of which approximately $63 million is due March 30, 2003 and approximately $39 million is due December 31, 2003. Such loaned amounts are substantially all of the GGP/Homart and GGP/Homart II net proceeds of the GGP MPTC and other recent financings and are expected to be repaid from future operating distributions from GGP/Homart and GGP/Homart II (Notes 4 and 5). To the extent that amounts remain due in March 2003 after the application of available operating distributions, the Company expects to repay such amounts from other financing proceeds as discussed below. Also, in order to maintain its access to the public equity and debt markets, the Company has a currently effective shelf registration statement under which up to $2 billion in equity or debt securities could be issued from time to time. The Company also believes it could obtain, if necessary, revolving credit facilities similar to those which were fully repaid in December 2001 with a portion of the proceeds of the GGP MPTC financing.

As of December 31, 2002, the Company had consolidated debt of approximately $4.6 billion, of which approximately $3.2 billion is comprised of debt bearing interest at fixed rates (after taking into effect certain interest rate swap agreements described below), with the remaining approximately $1.4 billion bearing interest at variable rates. In addition, the Company's pro rata share of the debt of the Unconsolidated Real Estate Affiliates was approximately $2.2 billion, of which approximately $1.1 billion is comprised of debt bearing interest at fixed rates (after taking into effect certain interest rate swap agreements), with the remaining approximately $1.1 billion bearing interest at variable rates. Except in instances where certain Wholly-Owned Centers are cross-collateralized with the Unconsolidated Centers, or the Company has retained a portion of the debt of a property when contributed to an Unconsolidated Real Estate Affiliate (Note 4), the Company has not otherwise guaranteed the debt of the Unconsolidated Real Estate Affiliates. Reference is made to Notes 5 and 12 and Items 2 and 7A of the Company's Annual Report on Form 10-K for additional information regarding the Company's debt and the potential impact on the Company of interest rate fluctuations.

The following summarizes certain significant investment and financing transactions of the Company currently planned or completed since December 31, 2001:

During April 2002, the Company, through the LLC, issued an additional 240,000 RPUs to an affiliate of the institutional investor to whom the LLC had issued 700,000 RPUs in May 2000 (see Note 1). The issuance of these preferred units yielded approximately $58 million in net proceeds to the Company.

During May 2002, the Company, through the LLC, issued 20,000 8.25% Cumulative Preferred Units to an investor yielding $5 million in net proceeds to the Company (see the description of the CPUs-Note 1).

On May 28, 2002, the Company acquired the stock of Victoria Ward, Limited, a privately held real estate corporation as described in Note 3. The total Victoria Ward acquisition price was approximately $250 million, including the assumption of approximately $50 million of existing short-term debt, substantially all of which was repaid immediately following the closing. The $250 million total cash requirement was obtained primarily from the sale of the Company's investment in marketable securities and other available cash and cash equivalents.

On July 1, 2002, the Company obtained a new mortgage loan collateralized by the Crossroads Center in St. Cloud, Minnesota, which was previously unencumbered. The new $62 million mortgage loan bears interest at LIBOR plus 120 basis points and matures, assuming the exercise of one eighteen-month extension option, in July 2005.

On July 9, 2002, the Company obtained a new mortgage loan collateralized by the Eden Prairie Mall in Eden Prairie (Minneapolis), Minnesota. The Eden Prairie Mall was previously subject to a construction loan which was paid in December, 2001 with a portion of the proceeds of the GGP MPTC financing (Note 5). The new $55 million mortgage loan bears interest at a rate per annum equal to LIBOR plus 105 basis points, provides for monthly payments of interest only and matures in July 2007, assuming the exercise of all extension options.

On July 10, 2002, the Company acquired the JP Realty Assets (Note 3) by merging JP Realty and PDC with wholly-owned subsidiaries of the Company, with PDC surviving the merger and all of its subsidiaries remaining in existence. The total acquisition price was approximately $1.1 billion which included the assumption of approximately $460 million in existing debt and approximately $116 million of existing preferred operating partnership units. Pursuant to the terms of the merger agreement, each outstanding share of JP Realty common stock was converted into $26.10 in cash. Holders of common units of limited partnership interest in PDC received $26.10 per unit in cash or, at the election of the holder, .522 8.5% Series B

Cumulative Preferred Units of the Operating Partnership (convertible into common units of limited partnership interest of the Operating Partnership based on a conversion price of $50 per unit). The cash acquisition price was funded from a combination of the net proceeds from the new Eden Prairie and Crossroads mortgage loans described above, a $350 million acquisition loan obtained from a group of commercial banks, and available cash and cash equivalents. The acquisition loan bears interest at the option of the Company at *(i)* a rate per annum of LIBOR plus 150 basis points, or *(ii)* the higher of reference rate of Dresdner Bank AG or the Federal Funds rate plus 50 basis points, provides for periodic principal payments (including from certain refinancing proceeds) and matures in July 2003.

On August 5, 2002, the Operating Partnership acquired Prince Kuhio Plaza in Hilo, Hawaii from GGP/Homart for approximately $39 million. The purchase price was comprised of the assumption of approximately $24 million of GGP MPTC financing, a note for $7.5 million and $7.5 million in cash. The $7.5 million note, payable to GGP/Homart, was distributed to the Operating Partnership in conjunction with the distribution of the $7.5 million of cash proceeds to NYSCRF. The Operating Partnership then cancelled the $7.5 million note.

On August 23, 2002, the Company obtained a new mortgage loan collateralized by Eagle Ridge Mall in Lake Wales, Florida; Century Plaza in Birmingham, Alabama and Knollwood Mall in St. Louis Park (Minneapolis), Minnesota. The new $76 million mortgage loan bears interest at LIBOR plus 103 basis points and matures, assuming the exercise of four, twelve-month extension options, in October 2007.

During August 2002, the Company, through Victoria Ward, arranged for an aggregate of $150 million in loans from two seperate groups of banks. On August 23, 2002, the Company borrowed an initial $80 million and, on September 19, 2002, the Company borrowed an additional $70 million. The two-year loans provide for quarterly partial amortization of principal, bear interest at the option of the borrower at a rate per annum of *(i)* the greater of the administration agent's reference rate and the federal funds rate plus 50 basis points or *(ii)* LIBOR plus 100 basis points, and require the remaining balance of approximately $130 million to be paid at maturity (unless extended, under certain conditions, for an additional six months with the LIBOR spread to increase to 125 basis points).

On August 26, 2002, the Company formed GGP/Teachers, a joint venture with Illinois Teachers. Upon formation of GGP/Teachers, Clackamas Town Center in Portland, Oregon, which was 100% owned by Illinois Teachers, was contributed to the new joint venture. In addition, concurrent with its formation, GGP/Teachers acquired Galleria at Tyler in Riverside, California, Kenwood Towne Centre in Cincinnati, Ohio, and Silver City Galleria in Taunton, Massachusetts, from an institutional investor for an aggregate purchase price of approximately $477 million. Two existing non-recourse mortgage loans on Silver City Galleria, aggregating a total of $75 million and bearing interest at a rate per annum of 7.41%, were assumed and three new non-recourse acquisition loans totaling approximately $337 million were obtained. The new loans bear interest at a weighted average rate per annum of LIBOR plus 76 basis points. The Company's share (approximately $112 million) of the equity of GGP/Teachers was funded by a portion of new secured and unsecured loans as described above. In addition, the Company has approximately $19.5 million of Retained Debt (Note 4) related to the debt collaterized by the malls owned by GGP/Teachers which remains a contingent obligation of the Company.

On September 13, 2002, the Company acquired Pecanland Mall, a 984,000 square foot enclosed regional mall in Monroe, Louisiana, for approximately $72 million. The acquisition was funded by approximately $22 million of cash on hand and the assumption of an existing $50 million loan that bears interest at a rate per annum equal to the sum of 3.0% plus the greater of *(i)* LIBOR and *(ii)* 3.5%. The loan is scheduled to mature in January 2005 (subject to a right to extend for one additional year).

On December 4, 2002, the Company acquired Southland Mall, a 1,450,000 square foot enclosed regional mall in Hayward, California, for approximately $89 million. The acquisition was funded by approximately $24 million cash on hand and a new 5-year (assuming all extension options are exercised) $65 million mortgage loan that bears interest at a rate per annum of LIBOR plus 75 basis points.

Subsequent to year end, the Company refinanced the mortgage loans collateralized by the Provo Mall and the Spokane Mall with a new, long-term non-recourse mortgage loan. The new $95 million loan bears interest at a rate per annum of 4.42% and matures in February 2008.

In March 2003, the Company reached a preliminary agreement with a group of banks to establish a new revolving credit facility and term loan. The total amount to be financed is expected to be approximately $700 million, have a term of three years and provide for partial amortization of a portion of the principal balance of the term loan in the second and third years. The proceeds are anticipated to be used to repay and consolidate existing financing including amounts due on the PDC Credit Facility, the Term Loan, the JP acquisition loan, and to certain Unconsolidated Real Estate Affiliates.

In addition, certain Unconsolidated Real Estate Affiliates completed significant investment and financing transactions since December 31, 2001, as summarized as follows:

On June 24, 2002, GGP/Homart II refinanced the existing $178 million, 6% mortgage loan (with a scheduled maturity of December 2002) collateralized by Natick Mall. Both the refinanced loan and the new loan represent Retained Debt of the Company (Note 4), for which the Company remains contingently responsible for the entire principal balance. The new $168.4 million mortgage loan, bearing interest per annum equal to LIBOR plus 55 basis points, provides for monthly payments of principal and interest and matures, assuming the exercise of three, twelve-month extension options, in January 2007.

On September 18, 2002, the Company, through Town East Mall Partnership, refinanced the existing $44.8 mortgage loan collateralized by the Town East Mall. The new mortgage loan has a principal balance of $87 million, provides for monthly payments of principal and interest, bears interest at LIBOR plus 58 basis points and matures, assuming the exercise of two, twelve-month extension options, in October 2007.

On November 27, 2002, the Company through GGP/Homart II acquired all of the membership interests in a limited liability company ("Glendale LLC") that owns directly and indirectly Glendale Galleria, an approximately 1,500,000 square foot enclosed regional mall in Glendale (Los Angeles), California (the "Glendale Property"). The purchase price for the membership interests in Glendale LLC is approximately $415 million less the outstanding balance (approximately $170 million) of the existing Glendale Property mortgage debt. Approximately $41.1 million of the purchase price, which was paid to one of the former holders of membership interests in Glendale LLC, was paid by issuance of units of a new series of preferred units of limited partnership in the Operating Partnership, and the remainder of the purchase price was paid in cash. The cash portion of the purchase price and the repayment of the then-existing mortgage debt (which repayment occurred at closing) was funded with the proceeds of *(i)* a new $235 million mortgage loan collateralized by the Glendale Property which bears interest at a rate per annum of LIBOR plus 75 basis points and matures in November 2007, assuming the exercise of all three options, and *(ii)* a new $200 million unsecured term loan obtained jointly and severally by GGP/Homart and GGP/Homart II which bears interest at the option of the borrower at a rate per annum equal to *(i)* 25 basis points plus the higher of the Deutsche Bank Trust Company of America's prime rate or the federal funds rate plus 50 basis points or *(ii)* LIBOR plus 125 basis points and matures in November 2003.

In November, 2002, the Company, through GGP/Homart, obtained a $41 million mortgage loan collateralized by the Parks at Arlington in Arlington (Dallas), Texas. The loan bears interest at a rate per annum of 5.59% and matures in September 2009.

On December 10, 2002, the Company, through GGP/Homart II, refinanced the existing $135 million mortgage loan collateralized by Stonebriar Centre in Frisco (Dallas), Texas. The new mortgage loan has a principal balance of $185 million, bears interest at a rate per annum of 5.23% and matures in December 2012.

On December 19, 2002, the Company, through GGP/Teachers, acquired Florence Mall in Florence, Kentucky for a purchase price of approximately $97 million. The acquisition was funded by additional cash contributions to GGP/Teachers and a new $60 million two-year mortgage loan that bears interest at a rate per annum of LIBOR plus 89 basis points and matures in January 2008 (assuming the exercise of both extension options). The Company's share of the capital contributions to GGP/Teachers for the acquisition was funded from cash on hand.

Also on December 19, 2002, the Company, through GGP/Homart, acquired for a purchase price of approximately $50 million the 50% interest that it did not own in The Woodlands Mall in Houston, Texas from The Woodlands Commercial Property, LP. An additional $50 million mortgage loan bearing interest at a rate per annum of LIBOR plus 250 basis points was placed at the property on December 31, 2002. The loan is scheduled to mature in December 2006.

On December 30, 2002, the Company, through GGP/Homart II, acquired First Colony Mall, an enclosed regional mall in Sugar Land, Texas, for a purchase price of approximately $105 million. The acquisition was funded by cash on hand plus a new $67 million mortgage loan bearing interest at a rate per annum of LIBOR plus 80 basis points with a scheduled maturity of January 2006.

Approximately $752.7 million of the Company's consolidated debt is scheduled to mature in 2003 and approximately $488 million of consolidated debt is scheduled to mature in 2004. In addition, the Unconsolidated Real Estate Affiliates have certain mortgage loans maturing in 2003 (the Company's prorata portion of which is approximately $201.1 million). Although agreements to refinance all of such indebtedness have not yet been reached, the Company anticipates that all of its debt will be repaid on a timely basis. Other than as described above or in conjunction with possible future acquisitions, there are no current plans to incur additional debt, increase the amounts available under the Term Loan or raise equity capital. However, the Company currently expects to issue Common Stock to convert its outstanding preferred stock (PIERS – Note 1) when its option to do so becomes exercisable on July 15, 2003. If additional capital is required, the Company believes that it can increase the amounts available under the Term Loan, obtain new revolving credit facilities, obtain an interim bank loan, obtain additional mortgage financing on under-leveraged or unencumbered assets, enter into new joint venture partnership arrangements or raise additional debt or equity capital. However, there can be no assurance that the Company can obtain such financing on satisfactory terms. The Company will continue to monitor its capital structure, investigate potential investments or joint venture partnership arrangements and purchase additional properties if they can be acquired and financed on terms that the Company reasonably believes will enhance long-term stockholder value. When property operating cash flow has been increased, the Company anticipates the refinancing of portions of its long-term floating rate debt with pooled or property-specific, non-recourse fixed-rate mortgage financing.

Net cash provided by operating activities was $460.5 million in 2002, an increase of $253.4 million from $207.1 million in the same period in 2001. Income before gain on sales, extraordinary items and cumulative effect of accounting change increased $100.9 million, which was primarily due to the effect of the $66 million provision for the discontinuance of the Network Services 2001 as discussed in Note 11 and $69.5 million of 2002 earnings is attributable to properties acquired in 2002.

Net cash provided by operating activities was $207.1 in 2001, a decrease of $80 million from $287.1 million in the same period in 2000. Income before gain on sales, extraordinary items and cumulative effect of accounting change decreased $28.2 million in 2001, which was primarily due to the $66 million provision for the discontinuance of the Network Services development activities in 2001 as described in Note 11.

The events of September 11th have had an impact on the Company's insurance coverage. The Company had coverage for terrorist acts in its policies that expired in September 2002. The coverage was excluded from its standard property policies at the time of renewal. Accordingly, the Company obtained a separate policy for terrorist acts. The Company's premiums, including the cost of a separate terrorist policy, increased by a factor of approximately 30% to 40% for property coverage and liability coverage. These increases will impact the Company's annual common area maintenance rates paid in the future by the Company's tenants as well as the Company's net unrecoverable amounts.

The Company has over the past year experienced a significant increase in the market price of its Common Stock. Accordingly, certain options granted under its incentive stock plans that vest based on the market price of the Common Stock have vested. Under current accounting standards, such vesting caused the recognition of approximately $11.8 million of additional compensation expense in 2002, as described above and in Note 1. In addition, the Company has adopted SFAS 123 for grants of Common Stock options awarded after January 1, 2002 as more fully discussed in Note 9.

SUMMARY OF INVESTING ACTIVITIES

Net cash used by investing activities in 2002 was $965.8 million, compared to a use of $367.4 million in 2001. Cash flow from investing activities was affected by the timing of acquisitions, development and improvements to real estate properties, requiring a use of cash of approximately $1.0 billion in 2002 compared to $338.2 million in 2001. In addition, approximately $155.1 million of the use of cash in 2001 and a corresponding source in 2002 for investing activities was the purchase and subsequent sale of the marketable securities discussed in Note 1.

Net cash used by investing activities in 2001 was $367.4 million, compared to a use of $356.9 million in 2000. Cash flow from investing activities was affected by the timing of acquisitions, development and improvements to real estate properties, requiring a use of cash of approximately $338.2 million in 2001 compared to $286.7 million in 2000. In addition, approximately $155.1 million of the use of cash for investing activities in 2001 was the purchase of the marketable securities discussed in Note 1.

SUMMARY OF FINANCING ACTIVITIES

Financing activities provided net cash of $398.2 million in 2002, compared to $293.8 million in 2001. A significant source of funds from financing activities in 2002 was the Company's issuance of additional preferred units in the Operating Partnership yielding net proceeds of approximately $63.3 million as described in Note 1. The 2001 Offering resulted in net proceeds of approximately $348 million which, as described in Note 1, was utilized to reduce outstanding indebtedness and provide for additional working capital. An additional significant contribution of cash from financing activities was financing from mortgages and acquisition debt, which had a positive impact of $792.3 million in 2002 versus approximately $2.1 billion in 2001.

The majority of such financing in 2001was attributable to the GGP MPTC financing described above in Note 5. The additional financing in 2002 was used to repay existing indebtedness and to fund the acquisitions and redevelopment of real estate as discussed above. The remaining uses of cash consisted primarily of increased distributions (including dividends paid to preferred stockholders in 2002 and 2001).

Financing activities provided cash of $293.8 million in 2001, compared to $71.4 million in 2000. The 2001 Offering resulted in net proceeds of approximately $348 million which, as described in Note 1, was utilized to reduce outstanding indebtedness and provide for additional working capital. An additional significant contribution of cash from financing activity was financing from mortgages and acquisition debt, which had a positive impact of $2.1 billion in 2001 versus approximately $360 million in 2000. The majority of such financing was attributable to the GGP MPTC financing described above. The additional financing was used to repay existing indebtedness and to fund the acquisitions and redevelopment of real estate as discussed above. The remaining uses of cash consisted primarily of increased distributions (including dividends paid to preferred stockholders in 2001 and 2000).

REIT REQUIREMENTS

In order to remain qualified as a real estate investment trust for federal income tax purposes, General Growth must distribute or pay tax on 100% of capital gains and at least 90% of its ordinary taxable income to stockholders. The following factors, among others, will affect operating cash flow and, accordingly, influence the decisions of the Board of Directors regarding distributions: *(i)* scheduled increases in base rents of existing leases; *(ii)* changes in minimum base rents and/or overage rents attributable to replacement of existing leases with new or renewal leases; *(iii)* changes in occupancy rates at existing centers and procurement of leases for newly developed centers; *(iv)* necessary capital improvement expenditures or debt repayments at existing properties; and *(v)* General Growth's share of distributions of operating cash flow generated by the Unconsolidated Real Estate Affiliates, less oversight costs and debt service on additional loans that have been or will be incurred. General Growth anticipates that its operating cash flow, and potential new debt or equity from future offerings, new financings or refinancings will provide adequate liquidity to conduct its operations, fund general and administrative expenses, fund operating costs and interest payments and allow distributions to General Growth preferred and common stockholders in accordance with the requirements of the Code.

On January 1, 2001, the REIT provisions of the Tax Relief Extension Act of 1999 became effective. Among other things, the law permits a REIT to own up to 100% of the stock of a Taxable REIT Subsidiary ("TRS"). A TRS, which must pay corporate income tax, can provide services to REIT tenants and others without disqualifying the rents that a REIT receives from its tenants. Accordingly, on January 1, 2001 the Operating Partnership acquired for nominal cash consideration 100% of the common stock of GGMI and elected in 2001 to have GGMI treated as a TRS. The Operating Partnership and GGMI concurrently terminated the management contracts for the Wholly-Owned Centers as the management activities would thereafter be performed directly by the Company. GGMI has continued to manage, lease, and perform various other services for the Unconsolidated Centers and other properties owned by unaffiliated third parties. Although taxable income is expected to be reported for 2002 and subsequent years, GGMI is not expected to be required to pay Federal income taxes in the near term due to its significant net operating loss carry forwards primarily arising from 2001 operations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

As described in Note 13, the FASB has issued certain statements, which are effective for the current or subsequent year. Although SFAS 141 and SFAS 142 had been generally interpreted at issuance by practitioners to not modify previous accounting practices with respect to real estate acquisitions, the implementation of the statements has resulted in the recognition upon acquisition of additional consolidated intangible assets (acquired in-place lease origination costs) and liabilities (acquired below-market leases) relating to the Company's 2002 real estate purchases of approximately $32.4 million and $52.5 million, respectively. The Company does not expect a significant impact on its annual reported operations due to the application of any of the other new statements as discussed in Note 13.

ECONOMIC CONDITIONS

Inflation has been relatively low and has not had a significant detrimental impact on the Company. Should inflation rates increase in the future, substantially all of the Company's tenant leases contain provisions designed to partially mitigate the negative impact of inflation. Such provisions include clauses enabling the Company to receive percentage rents based on tenants' gross sales, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. In addition, many of the leases expire each year which may enable the Company to replace or renew such expiring leases with new leases at higher base and/or percentage rents, if rents under the expiring leases are below the then-existing market rates. Finally, many of the existing leases require the tenants to pay all or substantially all of their share of certain operating expenses, including common area maintenance, real estate taxes and insurance, thereby partially reducing the Company's exposure to increases in costs and operating expenses resulting from inflation.

Inflation also poses a potential threat to the Company due to the possibility of future increases in interest rates. Such increases would adversely impact the Company due to the amount of its outstanding floating rate debt. However, in recent years, the Company's ratio of interest expense to cash flow has continued to decrease. Therefore, the relative risk the Company bears due to interest expense exposure has been declining. In addition, the Company has limited its exposure to interest rate increases on a portion of its floating rate debt by arranging interest rate cap and swap agreements as described below. Finally, subject to current market conditions, the Company has a policy of replacing variable rate debt with fixed rate debt. (See Note 5).

During 2001 and 2002, the retail sector was experiencing declining growth due to layoffs, eroding consumer confidence, falling stock prices, the September 11, 2001 terrorist attacks and, most recently, the threats of additional terrorism and war. Although the 2002 holiday season was generally stronger than economists' predictions, the retail sector and the economy as a whole remains weak. Such reversals or reductions in the retail market adversely impacts the Company as demand for leaseable space is reduced and rents computed as a percentage of tenant sales declines. In addition, a number of local, regional and national retailers, including tenants of the Company, have voluntarily closed their stores or filed for bankruptcy protection during the last few years. Most of the bankrupt retailers reorganized their operations and/or sold stores to stronger operators. Although some leases were terminated pursuant to the lease cancellation rights afforded by the bankruptcy laws, the impact on Company earnings was negligible. Over the last three years, the provision for doubtful accounts has averaged only $3.1 million per year, which represents less than 1% of average total revenues of approximately $827.6 million. In addition, the Company historically has generally been successful in finding new uses or tenants for retail locations that are vacated either as a result of voluntary store closing or bankruptcy proceedings. Therefore, the Company does not expect these store closings or bankruptcy reorganizations to have a material impact on its consolidated financial results of operations.

The Company and its affiliates currently have interests in 153 operating retail properties in the United States. The Portfolio Centers are diversified both geographically and by property type (both major and middle market properties) and this may mitigate the impact of a potential economic downturn at a particular property or in a particular region of the country.

The shopping center business is seasonal in nature. Mall stores typically achieve higher sales levels during the fourth quarter because of the holiday selling season. Although the Company has a year-long temporary leasing program, a significant portion of the rents received from short-term tenants are collected during the months of November and December. Thus, occupancy levels and revenue production are generally highest in the fourth quarter of each year and lower during the first and second quarters of each year.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not entered into any transactions using derivative commodity instruments. The Company is subject to market risk associated with changes in interest rates. Interest rate exposure is principally limited to the $2.1 billion of debt of the Company outstanding at December 31, 2002 that is priced at interest rates that vary with the market. However, approximately $665.8 million of such floating rate consolidated debt is comprised of non-recourse commercial mortgage-backed securities which are subject to interest rate swap agreements, the effect of which is to fix the interest rate the Company is required to pay on such debt to approximately 4.84% per annum. Therefore, a 25 basis point movement in the interest rate on the remaining $1.4 billion of variable rate debt would result in an approximately $3.5 million annualized increase or decrease in consolidated interest expense and cash flows. The remaining debt is fixed rate debt. In addition, the Company is subject to interest rate exposure as a result of the variable rate debt collateralized by the Unconsolidated Real Estate Affiliates for which similar interest rate swap agreements have not been obtained. The Company's share (based on the Company's respective equity ownership interests in the Unconsolidated Real Estate Affiliates) of such remaining variable rate debt was approximately $1.1 billion at December 31, 2002.

A similar 25 basis point annualized movement in the interest rate on the variable rate debt of the Unconsolidated Real Estate Affiliates would result in an approximately $2.6 million annualized increase or decrease in the Company's equity in the income and cash flows from the Unconsolidated Real Estate Affiliates. The Company is further subject to interest rate risk with respect to its fixed rate financing in that changes in interest rates will impact the fair value of the Company's fixed rate financing. The Company has an ongoing program of refinancing its consolidated and unconsolidated variable and fixed rate debt and believes that this program allows it to vary its ratio of fixed to variable rate debt and to stagger its debt maturities to respond to changing market rate conditions. Reference is made to the above discussions of Liquidity and Capital Resources of the Company and Note 45 for additional debt information.

BOARD OF DIRECTORS AND STOCKHOLDERS
GENERAL GROWTH PROPERTIES, INC.

We have audited the accompanying consolidated balance sheets of General Growth Properties, Inc. (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of GGP/Homart, Inc. and GGP/Homart II L.L.C., the Company's investments in which are accounted for by use of the equity method. The Company's equity of $197,737,000 and $223,517,000 in GGP/Homart, Inc.'s net assets as of December 31, 2002 and 2001, respectively, and $23,418,000 and $21,822,000 in GGP/Homart, Inc.'s net income, respectively, for the years then ended are included in the accompanying consolidated financial statements. The Company's equity of $190,597,000 and $134,453,000 in GGP/Homart II L.L.C.'s net assets as of December 31, 2002 and 2001, respectively, and of $26,421,000 and $23,995,000 in GGP/Homart II L.L.C.'s net income, respectively, for the years then ended are included in the accompanying consolidated financial statements. The consolidated financial statements of GGP/Homart, Inc. and GGP/Homart II L.L.C. were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based solely on the reports of such other auditors. The consolidated financial statements of the Company for the year ended December 31, 2000 were audited by other auditors whose report, dated February 6, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of General Growth Properties, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois • February 3, 2003

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2002 AND 2001
(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

ASSETS	December 31,	
	2002	2001
Investment in real estate:		
Land	$ 1,128,990	$ 649,312
Buildings and equipment	5,738,514	4,383,358
Less accumulated depreciation	(798,431)	(625,544)
Developments in progress	90,492	57,436
Net property and equipment	6,159,565	4,464,562
Investment in and loans from Unconsolidated Real Estate Affiliates	766,519	617,861
Net investment in real estate	6,926,084	5,082,423
Cash and cash equivalents	53,640	160,755
Marketable securities	476	155,103
Tenant accounts receivable, net	126,587	93,043
Deferred expenses, net	108,694	96,656
Prepaid expenses and other assets	65,341	58,827
	$ 7,280,822	$ 5,646,807
LIABILITIES AND STOCKHOLDERS' EQUITY		
Mortgage notes and other debt payable	$ 4,592,311	$ 3,398,207
Distributions payable	71,389	62,368
Network discontinuance reserve	4,123	5,161
Accounts payable and accrued expenses	233,027	104,826
	4,900,850	3,570,562
Minority interests:		
Preferred Units	468,201	175,000
Common Units	377,746	380,359
	845,947	555,359
Commitments and contingencies	—	—
Preferred stock: $100 par value; 5,000,000 shares authorized; 345,000 designated as PIERS (Note 1) which are convertible and carry a $1,000 liquidation value, 337,500 of which were issued and outstanding at December 31, 2002 and 2001	337,500	337,500
Stockholders' Equity:		
Common stock: $.10 par value; 210,000,000 shares authorized; 62,397,085 and 61,923,932 shares issued and outstanding as of December 31, 2002 and 2001, respectively	6,240	6,192
Additional paid-in capital	1,545,274	1,523,213
Retained earnings (accumulated deficit)	(315,844)	(328,349)
Notes receivable-common stock purchase	(7,772)	(19,890)
Unearned compensation - restricted stock	(2,248)	—
Accumulated other comprehensive income (loss)	(29,125)	2,220
Total stockholders' equity	1,196,525	1,183,386
	$ 7,280,822	$ 5,646,807

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

	Years ended December 31,		
	2002	2001	2000
Revenues:			
Minimum rents	$ 587,245	$ 468,617	$ 439,981
Tenant recoveries	256,252	221,850	213,502
Overage rents	28,062	22,849	28,626
Fees*	88,627	77,344	7,017
Other	20,280	13,049	9,641
Total revenues	980,466	803,709	698,767
Expenses:			
Real estate taxes	62,179	52,200	49,447
Property operating	294,938	234,235	168,411
Provision for doubtful accounts	3,894	3,402	2,025
General and administrative	8,720	6,006	6,351
Depreciation and amortization	180,028	145,352	119,663
Network discontinuance costs	—	66,000	—
Total operating expenses	549,759	507,195	345,897
Operating income	430,707	296,514	352,870
Interest income	3,689	4,655	12,452
Interest expense	(218,935)	(214,277)	(225,101)
Income allocated to minority interests	(87,003)	(40,792)	(52,380)
Equity in income of unconsolidated affiliates	82,118	63,566	50,063
Income before gain on sales, extraordinary items, and cumulative effect of accounting change	210,576	109,666	137,904
Gain on sales	25	—	44
Income before extraordinary items and cumulative effect of accounting change	210,601	109,666	137,948
Extraordinary items	(1,343)	(14,022)	—
Cumulative effect of accounting change	—	(3,334)	—
Net income	209,258	92,310	137,948
Convertible Preferred Stock Dividends	(24,467)	(24,467)	(24,467)
Net income available to common stockholders	$ 184,791	$ 67,843	$ 113,481
Earnings before gain on sales, extraordinary items, and cumulative effect of accounting change per share-basic	$ 2.99	$ 1.61	$ 1.97
Earnings before gain on sales, extraordinary items, and cumulative effect of accounting change per share-diluted	$ 2.97	$ 1.61	$ 1.96
Earnings per share-basic	$ 2.97	$ 1.28	$ 1.67
Earnings per share-diluted	$ 2.95	$ 1.28	$ 1.66
Net income	$ 209,258	$ 92,310	$ 137,948
Other comprehensive income:			
Net unrealized gains (losses) on financial instruments, net of minority interest	(30,774)	2,389	—
Minimum pension liability adjustment	(740)	—	—
Equity in unrealized gains (losses) on available-for-sale securities of unconsolidated affiliate, net of minority interest	169	1,368	177
Comprehensive income	$ 177,913	$ 96,067	$ 138,125

The accompanying notes are an integral part of these consolidated financial statements.

* *Including $52,646, $45,079 and $6,967, respectively, from Unconsolidated Real Estate Affiliates.*

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Employee Stock Loans	Unearned Compen-sation Restricted Stock	Other Compre-hensive Gains/ (Losses)	Total Stockholders' Equity
Balance, December 31, 1999	51,697,425	$ 5,170	$ 1,199,921	$(272,199)	$ (3,420)	$ —	$ (1,714)	$ 927,758
Net income				137,948				137,948
Cash distributions declared ($2.06 per share)				(107,367)				(107,367)
Convertible Preferred Stock Dividends				(24,467)				(24,467)
RPU issuance costs			(4,375)					(4,375)
Conversion of operating partnership units to common stock	212,050	21	5,490					5,511
Issuance of Common Stock, net of employee stock option loans	371,784	37	10,666		(6,029)			4,674
Other comprehensive gains of unconsolidated affiliate							177	177
Adjustment for minority interest in operating partnership			(1,441)					(1,441)
Balance, December 31, 2000	52,281,259	$ 5,228	$ 1,210,261	$(266,085)	$ (9,449)	$ —	$ (1,537)	$ 938,418
Net income				92,310				92,310
Cash distributions declared ($2.36 per share)				(130,107)				(130,107)
Convertible Preferred Stock Dividends				(24,467)				(24,467)
Conversion of operating partnership units to common stock	21,212	2	575					577
Issuance of Common Stock, net of employee stock option loans	9,621,461	962	357,824		(10,441)			348,345
Other comprehensive gains							3,757	3,757
Adjustment for minority interest in operating partnership			(45,447)					(45,447)

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CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (continued)

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Employee Stock Loans	Unearned Compensation Restricted Stock	Other Comprehensive Gains/(Losses)	Total Stockholders' Equity
	Shares	Amount						
Balance, December 31, 2001	61,923,932	$ 6,192	$ 1,523,213	$(328,349)	$ (19,890)	$ —	$ 2,220	$ 1,183,386
Net income				209,258				209,258
Cash distributions declared ($2.74 per share)				(170,614)				(170,614)
Convertible Preferred Stock Dividends				(24,467)				(24,467)
Conversion of operating partnership units to common stock	16,246	2	634					636
Issuance of Common Stock, net of employee stock option loans	456,907	46	19,312		12,118			31,476
Issuance costs, preferred units				(1,672)				(1,672)
Restricted stock grant, net of recognized compensation expense						(2,248)		(2,248)
Other comprehensive losses							(31,345)	(31,345)
Adjustment for minority interest in operating partnership			2,115					2,115
Balance, December 31, 2002	62,397,085	$ 6,240	$ 1,545,274	$(315,844)	$ (7,772)	$ (2,248)	$ (29,125)	$ 1,196,525

The accompanying notes are an integral part of these consolidated financial statements.

continued on next page

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

	Years ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net Income	$ 209,258	$ 92,310	$ 137,948
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interests	87,003	40,792	52,380
Extraordinary items	1,343	14,022	—
Cumulative effect of accounting change		3,334	
Equity in net income of unconsolidated affiliates	(82,118)	(63,566)	(50,063)
Provision for doubtful accounts	3,894	3,402	2,025
Distributions received from unconsolidated affiliates	80,177	59,403	37,523
Depreciation	172,887	128,682	111,457
Amortization	12,237	24,196	15,232
Gain on sales	(25)	—	(44)
Net Changes:			
Tenant accounts receivable	(33,039)	15,810	(14,059)
Prepaid expenses and other assets	(5,926)	(821)	1,550
Increase in deferred expenses	(21,321)	(33,595)	(22,371)
Accounts payable-Network and Broadband System Reserve	(1,038)	5,161	—
Accounts payable and accrued expenses	37,163	(82,005)	15,525
Net cash provided by (used in) operating activities	460,495	207,125	287,103
Cash flows from investing activities:			
Acquisition/development of real estate and improvements and additions to properties	(1,006,368)	(338,236)	(286,734)
Network and Broadband System additions		(47,037)	—
Increase in investments in unconsolidated affiliates	(165,581)	(23,229)	(91,663)
Change in notes receivable from General Growth Management, Inc.		—	12,406
Distributions received from unconsolidated affiliates in excess of income	50,276	101,243	23,889
Loans from unconsolidated affiliates, net	1,274	94,996	—
Net (increase) decrease in holdings of investments in marketable securities	154,627	(155,103)	—
Net cash provided by (used in) investing activities	(965,772)	(367,366)	(356,914)
Cash flows from financing activities:			
Cash distributions paid to common stockholders	(165,942)	(117,585)	(106,103)
Cash distributions paid to holders of Common Units	(52,334)	(43,854)	(40,333)
Cash distributions paid to holders of Preferred Units	(25,014)	(15,663)	(6,091)
Payment of dividends on PIERS	(24,467)	(24,467)	(24,467)
Proceeds from sale of common stock, net of issuance costs	29,228	348,346	4,674
Proceeds from issuance of RPUs and CPUs, net of issuance costs	63,326	—	170,625
Proceeds from issuance of mortgage notes and other debt payable	792,344	2,137,667	360,301
Principal payments on mortgage notes and other debt payable	(218,449)	(1,983,586)	(282,301)
Increase in deferred expenses	(530)	(7,091)	(4,858)
Net cash provided by (used in) financing activities	398,162	293,767	71,447
Net change in cash and cash equivalents	(107,115)	133,526	1,636
Cash and cash equivalents at beginning of period	160,755	27,229	25,593
Cash and cash equivalents at end of period	$ 53,640	$ 160,755	$ 27,229

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CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

	Years ended December 31,		
	2002	2001	2000
Supplemental disclosure of cash flow information:			
Interest paid	$ 224,573	$ 211,319	$ 222,711
Interest capitalized	5,195	16,272	17,709
Non-cash investing and financing activities:			
Common stock issued in exchange for Operating Partnership Units	$ 636	$ 577	$ 5,511
Notes receivable issued for exercised stock options	4,243	10,441	7,149
Assumption and conversion of long-term debt, notes and other equity securities in conjunction with acquisition of property	812,293	8,207	77,657
Operating Partnership Units and common stock issued as consideration for purchase of real estate	41,131	—	215
Distributions payable	71,389	62,368	47,509
Acquisition of GGMI	—	66,079	—

The accompanying notes are an integral part of these consolidated financial statements.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

NOTE 1. ORGANIZATION

GENERAL General Growth Properties, Inc., a Delaware corporation ("General Growth"), was formed in 1986 to own and operate regional mall shopping centers. All references to the "Company" in these notes to Consolidated Financial Statements include General Growth and those entities owned or controlled by General Growth (including the Operating Partnership and the LLC as described below), unless the context indicates otherwise. On April 15, 1993, General Growth completed its initial public offering and a business combination involving entities under varying common ownership. Proceeds from the initial public offering were used to acquire a majority interest in GGP Limited Partnership (the "Operating Partnership") which was formed to succeed to substantially all of the interests in regional mall general partnerships owned and controlled by the Company and its original stockholders. The Company conducts substantially all of its business through the Operating Partnership.

During December 2001, General Growth completed a public offering of 9,200,000 shares of Common Stock (the "2001 Offering"). General Growth received net proceeds of approximately $345,000 which was used to reduce outstanding indebtedness and increase working capital.

On January 1, 2001, the Operating Partnership acquired for nominal cash consideration 100% of the common stock of General Growth Management, Inc. ("GGMI"). In connection with the acquisition, the GGMI preferred stock owned by the Operating Partnership was cancelled and approximately $40,000 of the outstanding loans owed by GGMI to the Operating Partnership were contributed to the capital of GGMI. The operations of GGMI have been fully consolidated with the Company as of and for the years ended December 31, 2002 and 2001. This transaction was accounted for as a purchase. In addition, the Operating Partnership and GGMI concurrently terminated the management contracts for the Wholly-Owned Centers (as defined below) as the management activities would thereafter be performed directly by the Company. GGMI has continued to manage, lease, and perform various other services for the Unconsolidated Centers (as defined below) and other properties owned by unaffiliated third parties. During 2001, the Company elected that GGMI be treated as a taxable REIT subsidiary (a "TRS") as permitted under the Tax Relief Extension Act of 1999.

General Growth has reserved for issuance up to 1,000,000 shares of Common Stock for issuance under the Dividend Reinvestment and Stock Purchase Plan ("DRSP"). The DRSP allows, in general, participants in the plan to make purchases of Common Stock from dividends received or additional cash investments. Although the purchase price of the Common Stock is determined by the current market price, the purchases will be made without fees or commissions. General Growth has and will satisfy DRSP Common Stock purchase needs through the issuance of new shares of Common Stock or by repurchases of currently outstanding Common Stock. As of December 31, 2002, an aggregate of 88,509 shares of Common Stock have been issued under the DRSP.

PREFERRED STOCK During June 1998, General Growth completed a public offering of 13,500,000 depositary shares (the "Depositary Shares"), each representing 1/40 of a share of 7.25% Preferred Income Equity Redeemable Stock, Series A, par value $100 per share ("PIERS"). The Depositary Shares are convertible at any time, at the option of the holder, into shares of Common Stock at the rate of 6,297 shares of Common Stock per Depositary Share. Although no Depositary Shares had been converted at December 31, 2002, holders of approximately 1,600 Depositary Shares elected to convert to Common Stock in January 2003. On or after July 15, 2003, General Growth has the option to convert the PIERS and the Depositary Shares at the rate of .6297 shares of Common Stock per Depositary Share if the closing price of the Common Stock exceeds $45.65 per share for 20 trading days within any period of 30 consecutive trading days. In addition, the PIERS have a preference on liquidation of General Growth equal to $1,000 per PIERS (equivalent to $25.00 per Depositary Share), plus accrued and unpaid dividends, if any, to the liquidation date. The PIERS and the Depositary Shares are

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

subject to mandatory redemption by General Growth on July 15, 2008 at a price of $1,000 per PIERS, plus accrued and unpaid dividends, if any, to the redemption date. Accordingly, the PIERS have been reflected in the accompanying consolidated financial statements at such liquidation or redemption value.

During 2002, other classes of preferred stock of General Growth were created to permit the future conversion of certain equity interests assumed by the company in conjunction with the JP Realty acquisition (Note 3) into General Growth equity interests. As the conditions to allow such a conversion have not yet occurred, such additional classes of preferred stock have not been presented in the accompanying consolidated balance sheet for December 31, 2002.

SHAREHOLDER RIGHTS PLAN General Growth has a shareholder rights plan pursuant to which one preferred share purchase right (a "Right") is attached to each currently outstanding or subsequently issued share of Common Stock. Prior to becoming exercisable, the Rights trade together with the Common Stock. In general, the Rights will become exercisable if a person or group acquires or announces a tender or exchange offer for 15% or more of the Common Stock. Each Right will initially entitle the holder to purchase from General Growth one one-thousandth of a share of newly-created Series A Junior Participating Preferred Stock, par value $100 per share (the "Preferred Stock"), at an exercise price of $148 per one one-thousandth of a share, subject to adjustment. In the event that a person or group acquires 15% or more of the Common Stock, each Right will entitle the holder (other than the acquirer) to purchase shares of Common Stock (or, in certain circumstances, cash or other securities) having a market value of twice the exercise price of a Right at such time. Under certain circumstances, each Right will entitle the holder (other than the acquirer) to purchase common stock of the acquirer having a market value of twice the exercise price of a Right at such time. In addition, under certain circumstances, the Board of Directors of General Growth may exchange each Right (other than those held by the acquirer) for one share of Common Stock, subject to adjustment. If the Rights become exercisable, holders of units of partnership interest in the Operating Partnership, other than General Growth, will receive the number of Rights they would have received if their units had been redeemed and the purchase price paid in Common Stock. The Rights expire on November 18, 2008, unless earlier redeemed by the General Growth Board of Directors for $0.01 per Right or such expiration date is extended.

OPERATING PARTNERSHIP The Operating Partnership commenced operations on April 15, 1993 and as of December 31, 2002, it owned directly or indirectly 100% of fifty-seven regional shopping centers, 100% of the Victoria Ward Assets (as defined in Note 3) and 100% of the JP Realty Assets (as defined in Note 3) (collectively, the "Wholly-Owned Centers"); 50% of the common stock of GGP/Homart, Inc. ("GGP/Homart"), 50% of the membership interests in GGP/Homart II, L.L.C. ("GGP/Homart II"), 50% of the membership interests in GGP-TRS L.L.C. ("GGP/Teachers"), 51% of the common stock of GGP Ivanhoe, Inc., ("GGP Ivanhoe"), 51% of the common stock of GGP Ivanhoe III, Inc., ("GGP Ivanhoe III"), 50% of Quail Springs Mall and Town East Mall, and a 50% general partnership interest in Westlake Retail Associates, Ltd. ("Circle T") (collectively, the "Unconsolidated Real Estate Affiliates"), and a 100% common stock interest in GGMI. As of such date, GGP/Homart owned interests in twenty-two shopping centers, GGP/Homart II owned 100% of ten shopping centers, GGP/Teachers owned interests in five shopping centers, GGP Ivanhoe owned 100% of two shopping centers, GGP Ivanhoe III (through certain wholly-owned subsidiaries) owned 100% of eight shopping centers, and Circle T owned 100% of one shopping center, (collectively, with Quail Springs Mall and Town East Mall, the "Unconsolidated Centers"). Together, the Wholly-Owned Centers and the Unconsolidated Centers comprise the "Company Portfolio" or the "Portfolio Centers" except for the center owned and being developed by Circle T which has been excluded from the definition of, and the operating statistics for, the Company Portfolio as it is not yet operational.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

During May 2000, the Operating Partnership formed GGPLP L.L.C., a Delaware limited liability company ("the LLC"), by contributing its interest in a portfolio of 44 Wholly-Owned Centers to the LLC in exchange for all of the common units of membership interest in the LLC. On May 25, 2000, a total of 700,000 redeemable preferred units of membership interest in the LLC (the "2000 RPUs") were issued to an institutional investor by the LLC, which yielded approximately $170,625 in net proceeds to the Company which were used primarily to repay unsecured debt. During April 2002, an additional 240,000 RPUs were issued by the LLC to an affiliate of the same institutional investor (the "2002 RPUs") yielding net proceeds of approximately $58,365 which were used for various development and acquisition needs. Holders of the 2000 RPUs and 2002 RPUs are entitled to receive cumulative preferential cash distributions per RPU at a per annum rate of 8.95% of the $250 liquidation preference thereof (or $5.59375 per quarter) prior to any distributions by the LLC to the Operating Partnership. Subject to certain limitations, the RPUs may be redeemed in cash by the LLC for the liquidation preference amount plus accrued and unpaid distributions and may be exchanged by the holders of the RPUs for an equivalent amount of redeemable preferred stock of General Growth. Such preferred stock provides for an equivalent 8.95% annual preferred distribution and is redeemable at the option of General Growth for cash equal to the liquidation preference amount plus accrued and unpaid distributions. The redemption right may be exercised at any time on or after May 25, 2005 with respect to the 2000 RPUs and April 23, 2007 with respect to the 2002 RPUs and the exchange right generally may be exercised at any time on or after May 25, 2010 with respect to the 2000 RPUs and April 23, 2012 with respect to the 2002 RPUs. The RPUs outstanding at December 31, 2002 and 2001 have been reflected in the accompanying consolidated financial statements as a component of minority interest—Preferred Units at the then current total liquidation preference amounts of $235,000 and $175,000, respectively.

During May 2002, 20,000 8.25% cumulative preferred units (the "CPUs") were issued by the LLC to an independent third-party investor yielding $5,000. The holders of these CPUs are entitled to receive cumulative preferential cash distributions per CPU at a per annum rate of 8.25% of the $250 liquidation preference thereof (or $5.15625 per quarter), prior to any distributions by the LLC to the Operating Partnership. In addition and subject to certain conditions, the holders of the CPUs may, on or after June 1, 2012, elect to exchange each CPU for shares of Common Stock with a value as of the exchange closing date equal to the $250 per unit liquidation preference of such CPU plus any accrued and unpaid distributions. However, after receipt of such exchange election, General Growth may elect to fulfill such an exchange election in whole or in part in cash. The CPUs outstanding at December 31, 2002 have been included in the accompanying consolidated financial statements as a component of minority interest —Preferred Units at the then current total liquidation preference amount of $5,000.

On July 10, 2002, in conjunction with the acquisition of the JP Realty Assets (Note 2), the Operating Partnership issued 1,426,393 8.5% Series B Cumulative Preferred Units of limited partnership interest in the Operating Partnership (the "Series B Preferred Units"). The holders of these Series B Preferred Units are entitled to receive cumulative preferential cash distributions per Series B Preferred Unit at a per annum rate of 8.50% of the $50 per unit liquidation preference thereof (or $1.0625 per unit per quarter), prior to any distributions by the Operating Partnership to its common unit holders. In addition and subject to certain conditions, the holders of the Series B Preferred Units may elect to exchange each Series B Preferred Unit for common units of limited partnership interest in the Operating Partnership (which are convertible to Common Stock as discussed below) with a value as of the exchange closing date equal to the $50 per unit liquidation preference of such Series B Preferred Units plus any accrued and unpaid distributions. The Series B Preferred Units outstanding at December 31, 2002 have been included in the accompanying consolidated financial statements as a component of minority interest—Preferred Units at the then current total liquidation preference amount of $71,320.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

On November 27, 2002, in conjunction with GGP/Homart II's acquisition of Glendale Galleria in Glendale (Los Angeles), California, the Operating Partnership issued 822,626 convertible preferred Operating Partnership units (the "Series C Preferred Units"). The Series C Preferred Units are entitled to receive cumulative preferential cash distributions per Series C Preferred Unit at a per annum rate of 7% of the $50 per unit liquidation preference thereof (or $0.8750 per unit per quarter), prior to any distributions by the Operating Partnership to its common unit holders. The Series C preferred units are convertible into approximately 667,000 common units of limited partnership interest in the Operating Partnership, based upon an initial conversion rate of .8109 common units per Series C Preferred Unit. The Series C Preferred Units outstanding at December 31, 2002 have been included in the accompanying consolidated financial statements as a component of minority interest—Preferred Units at the then current total liquidation preference amount of $41,131.

As of December 31, 2002, the Company owned an approximate 76% general partnership interest in the Operating Partnership (excluding its preferred units of partnership interest as discussed below). The remaining approximate 24% minority interest in the Operating Partnership is held by limited partners that include trusts for the benefit of the families of the original stockholders who initially owned and controlled the Company and subsequent contributors of properties to the Company. These minority interests are represented by common units of limited partnership interest in the Operating Partnership (the "Units"). The Units can be redeemed at the option of the holders for cash or, at General Growth's election with certain restrictions, for shares of Common Stock on a one-for-one basis. The holders of the Units also share equally with General Growth's common stockholders on a per share basis in any distributions by the Operating Partnership on the basis that one Unit is equivalent to one share of Common Stock.

In connection with the issuance of the Depositary Shares and in order to enable General Growth to comply with its obligations with respect to the PIERS, the Operating Partnership Agreement was amended to provide for the issuance to General Growth of preferred units of limited partnership interest (the "PIERS Preferred Units") in the Operating Partnership which have rights, preferences and other privileges, including distribution, liquidation, conversion and redemption rights, that mirror those of the PIERS. Accordingly, the Operating Partnership is required to make all required distributions on the Preferred Units prior to any distribution of cash or assets to the holders of the Units. At December 31, 2002, 100% of the PIERS Preferred Units of the Operating Partnership (337,500) were owned by General Growth.

Changes in outstanding Operating Partnership Units (excluding the Preferred Units) for the three years ended December 31, 2002, are as follows:

	Units
December 31, 1999	19,798,192
Acquisition of outparcel at Greenwood Mall	7,563
Conversion to common stock	(212,050)
December 31, 2000	19,593,705
Conversion to common stock	(21,212)
December 31, 2001	19,572,493
Conversion to common stock	(16,246)
December 31, 2002	19,556,247

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

BUSINESS SEGMENT INFORMATION The Financial Accounting Standards Board (the "FASB") issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131") in June of 1997. Statement 131 requires disclosure of certain operating and financial data with respect to separate business activities within an enterprise. The primary business of General Growth and its consolidated affiliates is the owning and operation of shopping centers. General Growth evaluates operating results and allocates resources on a property-by-property basis. General Growth does not distinguish or group its consolidated operations on a geographic basis. Accordingly, General Growth has concluded it currently has a single reportable segment for Statement 131 purposes. Further, all operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of the Company consisting of the fifty-seven centers, the Victoria Ward Assets, the JP Realty Assets and the unconsolidated investments in GGP/Homart, GGP/Homart II, GGP/Teachers, GGP Ivanhoe, GGP Ivanhoe III, Circle T, Quail Springs Mall, and Town East Mall and, until the acquisition of its common stock by the Operating Partnership in January 2001 as discussed above, GGMI. Included in the consolidated financial statements are four joint ventures, acquired in the JP Realty acquisition (Note 3), which are partnerships with non-controlling independent joint venture partners. Income allocated to minority interests includes the share of such properties' operations (computed as the respective joint venture partner ownership percentage) applicable to such non-controlling venture partners. All significant intercompany balances and transactions have been eliminated.

REVENUE RECOGNITION Minimum rent revenues are recognized on a straight-line basis over the terms of the related leases. As of December 31, 2002, approximately $62,294 has been recognized as straight-line rents receivable (representing the current net cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases), all of which is included in tenant accounts receivable, net in the accompanying consolidated financial statements. Also included in consolidated minimum rents in 2002 is approximately $4,589 of accretion related to below-market leases at properties acquired as provided by SFAS 141 and 142 as defined in Note 13. Overage rents are recognized on an accrual basis once tenant sales revenues exceed contractual tenant lease thresholds. Recoveries from tenants computed as a formula related to taxes, insurance and other shopping center operating expenses are recognized as revenues in the period the applicable costs are incurred. Amounts collected from tenants to allow the termination of their leases prior to their scheduled termination dates, approximately $8,303, $7,500 and $3,892 in 2002, 2001 and 2000, respectively, have been included in minimum rents. Fee income primarily represents GGMI management and leasing fees in 2002 and 2001 due to the consolidation of GGMI and, in 2000, financing fees and other ancillary services performed by the Company for the benefit of its Unconsolidated Real Estate Affiliates. Management and leasing fees of GGMI are recognized as services are rendered.

The Company provides an allowance for doubtful accounts against the portion of accounts receivable which is estimated to be uncollectible. Such allowances are reviewed periodically based upon the recovery experience of the Company. Accounts receivable in the accompanying consolidated balance sheets are shown net of an allowance for doubtful accounts of $7,817 and $5,523 as of December 31, 2002 and 2001, respectively.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The cash and cash equivalents of the Company are held at two financial institutions.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

DEFERRED EXPENSES Deferred expenses consist principally of financing fees which are amortized over the terms of the respective agreements and leasing commissions which are amortized over the average life of the tenant leases. Deferred expenses in the accompanying consolidated balance sheets are shown at cost, net of accumulated amortization of $73,546 and $61,282 as of December 31, 2002 and 2001, respectively.

FINANCIAL INSTRUMENTS Statement No. 107, "Disclosure about the Fair Value of Financial Instruments", ("SFAS No. 107"), issued by the FASB, requires the disclosure of the fair value of the Company's financial instruments for which it is practicable to estimate that value. SFAS No. 107 does not apply to all balance sheet items and the Company has utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates, there can be no assurance that the disclosed value of any financial instrument could be realized by immediate settlement of the instrument. The Company considers the carrying value of its cash and cash equivalents to approximate the fair value due to the short maturity of these investments. Based on borrowing rates available to the Company at the end of 2002 and 2001 for mortgage loans with similar terms and maturities, the fair value of the mortgage notes and other debts payable approximates $4,880,611 and carrying value at December 31, 2002 and 2001, respectively. In addition, the Company estimates that the fair value of its interest rate cap and swap agreements (Note 5) related to consolidated debt at December 31, 2002 and 2001 is approximately $(28,292) and $3,487, respectively.

The Company purchased approximately $155,100 of marketable securities (bearing interest at a weighted average variable annual rate of 2.9% at December 31, 2001 and having a weighted average maturity of approximately 3.63 years). Such securities were classified as available-for-sale securities and were recorded at cost which approximated market value at December 31, 2001. Such securities, which were subsequently sold in May 2002 to finance certain acquisitions (Note 3), represented a portion of the commercial mortgage pass-through certificates issued in December 2001 as more fully described in Note 5. At December 31, 2002, the Company holds approximately $476 of common stock of certain former tenants who had settled their previous obligations by transferring such common stock to the Company. These equity securities have been reflected at their respective market values and were sold in February 2003 at prices approximating such assigned values. In addition, the Company has certain derivative financial instruments as described in Notes 5 and 13.

ACQUISITIONS Acquisitions of properties are accounted for utilizing the purchase method (as revised by SFAS 141 and SFAS 142 - Note 13) and, accordingly, the results of operations are included in the Company's results of operations from the respective dates of acquisition. The Company has used estimates of future cash flows and other valuation techniques to allocate the purchase price of acquired property between land, buildings and improvements, equipment and other identifiable debit and credit intangibles such as lease origination costs and acquired below-market leases, respectively. The Company has included at December 31, 2002 net unamortized lease origination cost of approximately $28,434 in buildings and improvements and the net deferred credit related to acquired below-market leases of approximately $47,867 in accounts payable and accrued expenses. These identifiable debit and credit intangibles are amortized over the terms of the acquired leases. The Company has financed the acquisitions through a combination of secured and unsecured debt, issuance of Operating Partnership Units and the proceeds of the public offerings of Depositary Shares and Common Stock as described in Note 1.

PROPERTIES Real estate assets are stated at cost. Interest and real estate taxes incurred during construction periods are capitalized and amortized on the same basis as the related assets. For redevelopment of existing operating properties, the net book value of the existing

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

property under redevelopment plus the cost for the construction and improvements incurred in connection with the redevelopment are capitalized to the extent the capitalized costs of the property do not exceed the estimated fair value of the redeveloped property when complete. The real estate assets of the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. A real estate asset is considered to be impaired when the estimated future undiscounted operating cash flow is less than its carrying value. To the extent an impairment has occurred, the excess of carrying value of the asset over its estimated fair value will be charged to operations. Depreciation expense is computed using the straight-line method based upon the following estimated useful lives:

	Years
Buildings and improvements	40
Equipment and fixtures	10

Construction allowances paid to tenants are capitalized and depreciated over the average lease term. Maintenance and repairs are charged to expense when incurred. Expenditures for significant betterments and improvements are capitalized.

INVESTMENTS IN UNCONSOLIDATED AFFILIATES The Company accounts for its investments in unconsolidated affiliates using the equity method whereby the cost of an investment is adjusted for the Company's share of equity in net income or loss from the date of acquisition and reduced by distributions received. Generally, the operating agreements with respect to these unconsolidated affiliates (Note 4) provide that elements of assets, liabilities and funding obligations are shared in accordance with the Company's ownership percentages (50% or 51% depending on the affiliate). In addition, the Company generally shares in the profit and losses, cash flows and other matters relating to its unconsolidated affiliates in accordance with its respective ownership percentages. However, due to unpaid and accrued preferences on the GGMI preferred stock as described in Note 4, the Company was entitled to 100% of the earnings (loss) and cash flows generated by GGMI in 2000. As of January 1, 2001, GGMI has been consolidated due to the acquisition of its common stock as discussed above. In addition, the differences between the Company's carrying value of its investment in the unconsolidated affiliates and the Company's share of the underlying equity of such unconsolidated affiliates (approximately $102,690 and $130,752 at December 31, 2002 and 2001, respectively) are amortized over lives ranging from five to forty years. Further, any advances to or loans (see Note 5) from the Unconsolidated Real Estate Affiliates (loans equal approximately $102,053 and $94,996 at December 31, 2002 and 2001, respectively) have been included in the balance of the Company's investments in Unconsolidated Affiliates.

INCOME TAXES General Growth elected to be taxed as a real estate investment trust ("REIT") under sections 856-860 of the Internal Revenue Code of 1986 (the "Code"), commencing with its taxable year beginning January 1, 1993. To qualify as a REIT, General Growth must meet a number of orginizational and operational requirements, including requirements to distribute at least 90% of its ordinary taxable income and to distribute to stockholders or pay tax on 100% of capital gains and to meet certain asset and income tests. It is management's intention to adhere to those requirements. As a REIT, General Growth will generally not be subject to corporate level Federal income tax on taxable income it distributes currently to its stockholders. If General Growth fails to qualify as a REIT in any taxable year, it will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Accordingly, the consolidated statements of operations do not reflect a provision for income taxes. Even if the Company qualifies for taxation as a REIT, General Growth may be subject to certain state and local taxes on its

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

income or property, and to Federal income and excise taxes on its undistributed taxable income. However, such state and local income and other taxes have not been and are not expected to be significant.

Earnings and profits, which determine the taxability of dividends to stockholders, differ from net income reported for financial reporting purposes due to differences for Federal income tax reporting purposes in, among other things, estimated useful lives, depreciable basis of properties and permanent and timing differences on the inclusion of deductability of elements of income and expense for such purposes.

The allocation of the common distributions declared and paid for income tax purposes are as follows:

	Year Ended December 31,		
	2002	2001	2000
Ordinary Income	79.8%	76.0%	92.2%
Capital Gain	0.4%	—%	—%
Return of Capital	19.8%	24.0%	7.8%
	100.0%	100.0%	100.0%

One of the Company's subsidiaries, GGMI, is a taxable corporation and accordingly, state and Federal income taxes on its net taxable income are payable by GGMI. GGMI has recognized a benefit provided for income taxes in the amount of $2,696, $0 and $1,002 for 2002, 2001 and 2000, respectively. The net deferred tax asset (liability), net of a valuation allowance of $11,649 at December 31, 2002, was approximately $5,133 which was primarily comprised of net operating loss carryforwards which are currently scheduled to expire in subsequent years through 2021. At December 31, 2002, the Company concluded that it was more likely than not that this net deferred tax asset will be realized in future periods.

EARNINGS PER SHARE ("EPS") Basic per share amounts are based on the weighted average of common shares outstanding of 62,181,283 for 2002, 52,844,821 for 2001 and 52,058,320 for 2000. Diluted per share amounts are based on the total number of weighted average common shares and dilutive securities outstanding of 70,851,003 for 2002, 52,906,549 for 2001 and 52,096,331 for 2000. The effect of the issuance of the PIERS is anti-dilutive with respect to the Company's calculation of diluted earnings per share for the years ended December 31, 2001 and 2000 and therefore has been excluded. In addition, 384,375,737,693 and 1,115,516 options, respectively, outstanding for such years were not included in the computation of diluted earnings per share either because the exercise price of the options was higher than the average market price of the Common Stock for the applicable periods and therefore, the effect would be anti-dilutive or because the conditions which must be satisfied prior to the issuance of any such shares were not achieved during the applicable periods. The outstanding Units have been excluded from the diluted earnings per share calculation as there would be no effect on the EPS amounts since the minority interests' share of income would also be added back to net income.

The following are the reconciliations of the numerators and denominators of the basic and diluted EPS:

EARNINGS PER SHARE	Years ended December 31,			
	2002		2001	2000
	Basic	Diluted	Basic + Diluted	Basic + Diluted
Numerators:				
Income before extraordinary items and cumulative effect of accounting change	$ 210,601	$ 210,601	$ 109,666	$ 137,948
Dividends on PIERS	(24,467)*	—	(24,467)	(24,467)
Income available to common stockholders before extraordinary items and cumulative effect of accounting change for basic and diluted EPS	186,134	210,601	85,199	113,481
Extraordinary items	(1,343)	(1,343)	(14,022)	—
Cumulative effect of accounting change	—	—	(3,334)	—
Net income available to common stockholders for basic and diluted EPS	$ 184,791	$ 209,258	$ 67,843	$ 113,481
Denominators:				
Weighted average common shares outstanding (in thousands) - for basic EPS	62,181	62,181	52,845	52,058
Effect of dilutive securities - options (and PIERS in 2002)		8,670	62	38
Weighted average common shares outstanding (in thousands) - for diluted EPS		70,851	52,907	52,096

* In 2002, the effect of the issuance of the PIERS is dilutive and, therefore, no adjustment of net income is made as the PIERS dilution is reflected in denominator of the diluted EPS calculation.

MCCRELESS MALL On January 21, 2003, the Company entered into a contract for the sale of McCreless Mall in San Antonio, Texas. The contract provides for the sale to occur no later than March 31, 2003 for aggregate consideration of $15,000 (to be paid in cash at closing). The sale, as approved by General Growth's Board of Directors subsequent to year end, is subject to customary closing conditions and, therefore, there can be no assurance that this transaction will be completed on these or any other terms. The Company has reclassified the McCreless Mall to property-held-for-sale as of January 21, 2003 and operations of the property will subsequently be reported as discontinued operations until the sale date.

MINORITY INTEREST Income is allocated to the limited partners (the "Minority Interest") based on their ownership percentage of the Operating Partnership. The ownership percentage is determined by dividing the numbers of Operating Partnership Units held by the Minority Interest by the total Operating Partnership Units (excluding Preferred Units) outstanding. The issuance of additional shares of Common Stock or Operating Partnership Units changes the percentage ownership of both the Minority Interest and the Company. Since a Unit is generally redeemable for cash or Common Stock at the option of the Company, it may be deemed to be equivalent to a common share. Therefore, such transactions are treated as capital transactions and result in an allocation between stockholders' equity and Minority Interest in the accompanying consolidated balance sheets to account for the change in the ownership of the underlying equity in the Operating Partnership.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

COMPREHENSIVE INCOME Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", requires that the Company disclose comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that encompasses net income and all other changes in equity except those resulting from investments by and distributions to equity holders. Included in comprehensive income but not net income is unrealized holding gains or losses on marketable securities classified as available-for-sale and unrealized gains or losses on financial instruments designated as cash flow hedges (Note 13). Also included in Comprehensive loss of 2002 is approximately $740 representing the 2002 change in the fair value of plan assets relating to a suspended pension plan of Victoria Ward assumed by the Company upon acquisition (Note 3). In addition, one of the Company's unconsolidated affiliates received common stock of a large publicly-traded real estate company as part of a 1998 transaction. For the year ended December 31, 2000, there were holding gains on such securities of $177, net of minority interest of $67, which were recorded. During 2001, portions of the Company's holdings of the stock were sold and the cumulative previously unrealized losses for the stock sold were realized. For the year ended December 31, 2002, there were no unrealized losses as the remaining stock was sold in March 2002 and the remaining cumulative unrealized losses pertaining to such stock holdings were realized.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform to the current year presentation.

NOTE 3 PROPERTY ACQUISITIONS AND DEVELOPMENTS

WHOLLY-OWNED PROPERTIES 2002 On May 28, 2002, the Company acquired the stock of Victoria Ward, Limited, a privately held real estate corporation ("Victoria Ward"). The total acquisition price was approximately $250,000, including the assumption of approximately $50,000 of existing debt, substantially all of which was repaid immediately following the closing. The $250,000 total cash requirement was funded from the proceeds of the sale of the Company's investment in marketable securities (related to the GGP MPTC financing (Note 5)) and from available cash and cash equivalents. The principal Victoria Ward assets include 65 fee simple acres in Kakaako, central Honolulu, Hawaii, currently improved with, among other uses, an entertainment, shopping and dining district which includes Ward Entertainment Center, Ward Warehouse, Ward Village and Village Shops. In total, Victoria Ward currently has 17 properties subject to ground leases and 29 owned buildings containing in the aggregate approximately 878,000 square feet of retail space, as well as approximately 441,000 square feet of office, commercial and industrial leaseable area (collectively, the "Victoria Ward Assets").

On July 10, 2002, the Company acquired JP Realty, Inc. ("JP Realty"), a publicly- held real estate investment trust, and its operating partnership subsidiary, Price Development Company, Limited Partnership ("PDC"), by merging JP Realty and PDC with wholly-owned subsidiaries of the Company, with PDC surviving the merger and all of its subsidiaries remaining in existence. The total acquisition price was approximately $1,100,000 which included the assumption of approximately $460,000 in existing debt and approximately $116,000 of existing cumulative

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

preferred operating partnership units in PDC (510,000 Series A 8.75% units redeemable in April 2004, 3,800,000 Series B 8.95% units redeemable in July 2004 and 320,000 Series C 8.75% units redeemable in May 2005) which has been included in minority interest-Preferred Units in the accompanying consolidated financial statements. Each unit of each series of the cumulative redeemable preferred units in PDC has a liquidation value of $25 per unit and is convertible at the option of the preferred unit holder in 2009 (2010 for the Series C Units) into 0.025 shares of a newly created series of General Growth preferred stock ($1,000 per share base liquidation preference) with payment and liquidation rights comparable to such preferred unit. Pursuant to the terms of the merger agreement, the outstanding shares of JP Realty common stock were converted into $26.10 per share of cash (approximately $431,470). Holders of common units of limited partnership interest in PDC were entitled to receive $26.10 per unit in cash or, at the election of the holder, .522 8.5% Series B Preferred Units (Note 1) per unit. Based upon the elections of such holders, 1,426,393 Series B Preferred Units were issued and the holders of the remaining common units of limited partnership interest of PDC received approximately $23,600 in cash. JP Realty owned or had an interest in 51 properties, including 18 enclosed regional mall centers (two of which were owned through controlling general partnership interests), 26 anchored community centers (two of which were owned through controlling general partnership interests), one free-standing retail property and 6 mixed-use commercial/business properties, containing an aggregate of over 15,200,000 square feet of GLA in 10 western states (collectively, the "JP Realty Assets"). The cash portion of the acquisition price was funded from the net proceeds of certain new mortgage loans, a new $350,000 acquisition loan (Note 5), and available cash and cash equivalents.

On August 5, 2002, the Operating Partnership acquired from GGP/Homart, the Prince Kuhio Plaza in Hilo, Hawaii for approximately $39,000. Prince Kuhio Plaza, which contains approximately 504,000 square feet of GLA, was acquired by the assumption by the Operating Partnership of the allocated share of the GGP MPTC financing (Note 5) pertaining to Prince Kuhio Plaza (approximately $24,000) and the payment to GGP/Homart of $7,500 in cash and $7,500 in the form of a promissory note. Immediately following the acquisition, GGP/Homart issued a dividend of $15,000 to its two co-investors, paid in the form of $7,500 in cash to NYSCRF and the $7,500 promissory note to the Operating Partnership. Upon receipt of the promissory note as a dividend, the Operating Partnership caused the promissory note to GGP/Homart to be cancelled.

On August 26, 2002, concurrent with the formation of GGP/Teachers (Note 4), the Company, through GGP/Teachers, acquired Galleria at Tyler in Riverside, California, Kenwood Towne Centre in Cincinnati, Ohio and Silver City Galleria in Taunton, Massachusetts from an institutional investor for an aggregate purchase price of approximately $477,000. Two existing non-recourse loans on Silver City Galleria, with a then current principal balance aggregating $75,000 and bearing interest at a rate per annum of 7.41%, were assumed and three new non-recourse mortgage loans totaling approximately $337,000 were obtained. The new loans bear interest at a weighted average rate per annum of LIBOR (1.38% at December 31, 2002) plus 76 basis points.

On September 13, 2002, the Company acquired Pecanland Mall, an enclosed regional mall in Monroe, Louisiana, for approximately $72,000. The acquisition was funded by approximately $22,000 of cash on hand and the assumption of a $50,000 existing non-recourse loan that bears interest at a rate per annum equal to the sum of 3.0% plus the greater of *(i)* LIBOR or *(ii)* 3.5%. The loan is scheduled to mature in January of 2005 (subject to a right to extend for one additional year).

On December 4, 2002, the Company acquired Southland Mall, an enclosed regional mall in Hayward, California. The aggregate consideration paid was approximately $89,000. The purchase was financed with approximately $24,000 of cash on hand and a new 5-year (assuming all options to extend are exercised) $65,000 mortgage loan that bears interest at LIBOR plus 75 basis points.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

2001 During April 2001, GGP-Tucson Mall, L.L.C., a wholly-owned subsidiary of the Operating Partnership ("GGP-Tucson"), agreed to advance $20,000 to an unaffiliated developer in the form of a secured promissory note (bearing interest at 8% per annum) collateralized by such developer's ownership interest in Tucson Mall, a 1.3 million square foot enclosed regional mall in Tucson, Arizona. The promissory note was payable interest only and was due on demand. GGP-Tucson had also entered into an option agreement to purchase Tucson Mall from such developer and its co-tenants in title to the property. On August 15, 2001, the promissory note was repaid in conjunction with GGP-Tucson's completion of its acquisition of Tucson Mall pursuant to the option agreement. The aggregate consideration paid by GGP-Tucson for Tucson Mall was approximately $180,000 (subject to prorations and to certain adjustments and payments to be made by GGP-Tucson). The consideration was paid in the form of cash borrowed under the Operating Partnership's revolving line of credit and an approximately $150,000 short-term floating rate acquisition loan which was scheduled to mature in December 2001 but was refinanced in December 2001.

2000 On March 15, 2000, St. Cloud Mall L.L.C. acquired the Crossroads Center in St. Cloud (Minneapolis), Minnesota. St. Cloud L.L.C. had previously held a $31,000 second mortgage on the property and, pursuant to a purchase option, acquired the property for a purchase price of approximately $2,000 plus the assumption of the first mortgage on the property (approximately $46,600) and the balance of the second mortgage.

DEVELOPMENTS The Company has an ongoing program of renovations and expansions at its properties including significant projects currently under construction or recently completed at Alderwood Mall in Lynnwood (Seattle), Washington; Altamonte Mall in Altamonte Springs Florida; Tucson Mall in Tucson, Arizona; and Fallbrook Mall in West Hills (Los Angeles), California.

During 1999, the Company formed the Circle T joint venture to develop a regional mall in Westlake (Dallas), Texas as further described in Note 4 below. As of December 31, 2002, the Company had invested approximately $17,368 in the joint venture. The Company is currently obligated to fund additional pre-development costs of approximately $699. Actual development costs are not finalized or committed but are anticipated to be funded from a construction loan that is expected to be obtained. The retail site, part of a planned community which is expected to contain a resort hotel, a golf course, luxury homes and corporate offices, is currently planned to contain up to 1.3 million square feet of tenant space with up to six anchor stores, an ice rink and a multi-screen theater. The construction project is currently anticipated to be completed in 2005.

On September 23, 2002, the Company commenced construction of the Jordan Creek Town Center on a 200 acre site in West Des Moines, Iowa. As of December 31, 2002, the Company had invested approximately $30,431 in the project, including land costs. Actual development costs are estimated to be approximately $199,000, which are anticipated to be funded primarily from a construction loan expected to be obtained and from current and to-be-arranged unsecured revolving credit facilities. At completion, currently scheduled for August 2004, the regional mall is planned to contain up to two million square feet of tenant space with up to three anchor stores, a hotel and an amphitheater.

The Company also owns and/or is investigating certain other potential development sites (representing a net investment of approximately $20,156), including sites in Toledo, Ohio and South Sacramento, California but there can be no assurance that development of these sites will proceed.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

NOTE 4 INVESTMENTS IN UNCONSOLIDATED AFFILIATES

GGP/HOMART The Company owns 50% of the common stock of GGP/Homart with the remaining ownership interest held by the New York State Common Retirement Fund ("NYSCRF"). GGP/Homart has elected to be taxed as a REIT. NYSCRF has an exchange right under the GGP/Homart Stockholders Agreement, which permits it to convert its ownership interest in GGP/Homart to shares of Common Stock of General Growth. If such exchange right is exercised, the Company may alternatively satisfy such exchange in cash.

During 2002, as further described in Note 3, GGP/Homart sold its interest in Prince Kuhio Plaza to the Company for approximately $39,000. In addition, GGP/Homart acquired on December 19, 2002, for a purchase price of approximately $50,000, the 50% interest that it did not own in The Woodlands Mall in Houston, Texas from The Woodlands Commercial Property Company, LP. An additional $50,000 mortgage loan bearing interest at a rate per annum of LIBOR plus 250 basis points was placed at the property on December 31, 2002 which is scheduled to mature in December 2006.

GGP/HOMART II In November 1999, the Company, together with NYSCRF, the Company's co-investor in GGP/Homart, formed GGP/Homart II, a Delaware limited liability company which is owned equally by the Company and NYSCRF. According to the membership agreement between the venture partners, the Company and its joint venture partner generally share in the profits and losses, cash flows and other matters relating to GGP/Homart II in accordance with their respective ownership percentages.

At the time of its formation, GGP/Homart II owned 100% interests in Stonebriar Centre in Frisco (Dallas), Texas; Altamonte Mall in Altamonte Springs (Orlando), Florida; Natick Mall in Natick (Boston), Massachusetts; and Northbrook Court in Northbrook (Chicago), Illinois which were contributed by the Company; and 100% interests in Alderwood Mall in Lynnwood (Seattle), Washington; Carolina Place in Charlotte, North Carolina; and Montclair Plaza in Los Angeles, California which were contributed by NYSCRF. Certain of these seven malls were contributed subject to existing financing ("Retained Debt") in order to balance the net equity values of the malls contributed by each of the venture partners. Such contribution arrangements between the Company and NYSCRF have the effect of the Company having an additional contingent obligation to fund any shortfalls GGP/Homart II may incur if the non-recourse debt (approximately $167,000 at December 31, 2002) related to Natick Mall is not funded by proceeds from any subsequent sales or refinancing of Natick Mall.

Subsequent to its formation, GGP/Homart II made three additional acquisitions. Specifically, during March 2001, GGP/Homart II acquired a 100% ownership interest in Willowbrook Mall in Houston, Texas for a purchase price of approximately $145,000. GGP/Homart II financed the Willowbrook acquisition with a new $102,000 10-year mortgage loan bearing interest at 6.93% per annum and approximately $43,000 in financing proceeds from a new mortgage loan collateralized by the Stonebriar Center. Glendale Galleria was acquired by GGP/Homart II on November 27, 2002, for approximately $415,000. A portion of the purchase price was paid by the Operating Partnership's issuance of 822,626 convertible preferred Operating Partnership units having a liquidation preference of approximately $41,100 (Note 1). In addition, on December 30, 2002, GGP/Homart II acquired First Colony Mall, an enclosed regional mall in Sugar Land, Texas for approximately $105,000. The acquisition was funded by cash on hand and a new $67,000 mortgage loan bearing interest at a rate per annum of LIBOR plus 80 basis points with a scheduled maturity of January 2006.

GGP/TEACHERS On August 26, 2002, the Company formed GGP/Teachers, a new joint venture owned 50% by the Company and 50% by Teachers' Retirement System of the State of Illinois ("Illinois Teachers"). Upon formation of GGP/Teachers, Clackamas Town Center in Portland, Oregon, which was 100% owned by Illinois Teachers, was contributed to GGP/Teachers. In addition,

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

concurrent with its formation, GGP/Teachers acquired Galleria at Tyler in Riverside, California, Kenwood Towne Centre in Cincinnati, Ohio, and Silver City Galleria in Taunton, Massachusetts, as described in Note 3. The Company's share (approximately $112,000) of the equity of GGP/Teachers was funded by a portion of new unsecured loans that total $150,000 (see Note 5) and bear interest at LIBOR plus 100 basis points. According to the operating agreement between the venture partners, the Company and Illinois Teachers generally share in the profits and losses, cash flows and other matters relating to GGP/Teachers in accordance with their respective 50% ownership percentages. Also pursuant to the operating agreement, and in exchange for a reduced initial cash contribution by the Company, approximately $19,488 of debt related to the properties was deemed to be Retained Debt and therefore, solely attributable to the Company. The Company would be obligated to fund any shortfalls of any subsequent sale or refinancing proceeds of the properties against their respective loan balances (to the extent of such Retained Debt).

In addition, on December 19, 2002, Florence Mall in Florence, Kentucky was acquired by GGP/Teachers for a purchase price of approximately $97,000 including a new, two-year $60,000 mortgage loan that bears interest at a rate per annum of LIBOR plus 89 basis points and matures in January 2008 (assuming an exercise of both extension options).

GGP IVANHOE III As of June 30, 1998, GGP Ivanhoe III acquired the U.S. Prime Property, Inc. ("USPPI") portfolio through a merger of a wholly-owned subsidiary of GGP Ivanhoe III into USPPI. The common stock of GGP Ivanhoe III is owned 51% by the Company and 49% by an affiliate of Ivanhoe Cambridge Inc. of Montreal, Quebec, Canada ("Ivanhoe"). GGP Ivanhoe III has elected to be taxed as a REIT. The properties acquired include: Landmark Mall in Alexandria, Virginia; Mayfair Mall and adjacent office buildings in Wauwatosa (Milwaukee), Wisconsin; Meadows Mall in Las Vegas, Nevada; Northgate Mall in Chattanooga, Tennessee; Oglethorpe Mall in Savannah, Georgia; and Park City Center in Lancaster, Pennsylvania. Effective as of September 28, 1999, GGP Ivanhoe III acquired Oak View Mall in Omaha, Nebraska and on December 22, 1999, Eastridge Shopping Center in San Jose, California.

In conjunction with the GGP MPTC financing as defined and described in Note 5, GGP Ivanhoe III entered into an interest rate swap agreement with the Operating Partnership. The swap agreement effectively converts approximately $90,790 of GGP Ivanhoe III debt bearing interest at a weighted average fixed rate of 5.33% per annum, which was obtained in the GGP MPTC transaction, to variable rate debt bearing interest at a weighted average rate per annum of LIBOR plus 110 basis points. The swap agreement qualifies as a cash flow hedge for the Operating Partnership and a fair value hedge for GGP Ivanhoe III.

The joint venture partner in GGP Ivanhoe III is also the Company's joint venture partner in GGP Ivanhoe (described below). The Company and Ivanhoe share in the profits and losses, cash flows and other matters relating to GGP Ivanhoe III in accordance with their respective ownership percentages except that certain major operating and capital decisions (as defined in the stockholders' agreement) require the approval of both stockholders. The stockholder's agreement further provides that any stockholder wishing to sell its stock to a third party must offer the stock to the other stockholder and, after the fifth anniversary of the stockholder agreement (July 30, 2003), each stockholder has the right to offer to sell its stock to the other stockholder. Accordingly, the Company is accounting for GGP Ivanhoe III using the equity method.

GGP IVANHOE GGP Ivanhoe owns The Oaks Mall in Gainesville, Florida and Westroads Mall in Omaha, Nebraska. The Company contributed approximately $43,700 for its 51% ownership interest in GGP Ivanhoe and Ivanhoe owns the remaining 49% ownership interest. The terms of the stockholders' agreement are similar to those of GGP Ivanhoe III. As certain major decisions concerning GGP Ivanhoe must be made jointly by the Company and Ivanhoe, the Company is accounting for GGP Ivanhoe using the equity method.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

TOWN EAST MALL / QUAIL SPRINGS MALL The Company owns a 50% interest in Town East Mall, located in Mesquite, Texas and a 50% interest in Quail Springs Mall in Oklahoma City, Oklahoma. The Company shares in the profits and losses, cash flows and other matters relating to Town East Mall and Quail Springs Mall in accordance with its ownership percentage.

CIRCLE T At December 31, 2002, the Company, through a wholly-owned subsidiary, owns a 50% general partnership interest in Westlake Retail Associates, Ltd. ("Circle T"). AIL Investment, LP, an affiliate of Hillwood Development Company, ("Hillwood") is the limited partner of Circle T. Circle T is currently developing the Circle T Ranch Mall, a regional mall in Dallas, Texas, scheduled for completion in 2005. Development costs are expected to be funded by a construction loan to be obtained by the joint venture and capital contributions by the joint venture partners. As of December 31, 2002, the Company has made contributions of approximately $17,368 to the project for pre-development costs and Hillwood has contributed approximately $11,200, mostly in the form of land costs and related predevelopments costs.

GGMI At December 31, 2000, the Operating Partnership owned all of the non-voting preferred stock of GGMI representing 95% of the equity interest. Certain key current and former employees of the Operating Partnership held the remaining 5% equity interest through ownership of 100% of the common stock of GGMI, which was entitled to all voting rights in GGMI. Accordingly, the Company utilized the equity method to account for its ownership interest in GGMI. As no preferred stock dividends had been paid by GGMI, the Company had been allocated 100% of the earnings (loss) and cash flows generated by GGMI since 1996. The Operating Partnership also had advanced funds to GGMI, at interest rates ranging from 8% to 14% per annum, which were scheduled to mature by 2016. The loans required payment of interest only until maturity.

On January 1, 2001 the Operating Partnership acquired 100% of the common stock of GGMI as described in Note 1 and the operations of GGMI have been fully consolidated with the Company as of and for the years ended December 31, 2001 and December 31, 2002.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

SUMMARIZED FINANCIAL INFORMATION OF INVESTMENTS IN UNCONSOLIDATED REAL ESTATE AFFILIATES Following is summarized financial information for the Company's Unconsolidated Real Estate Affiliates as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000.

CONDENSED BALANCE SHEETS	December 31, 2002		
	GGP/Homart	GGP/Homart II	All Other Real Estate Affiliates
Assets:			
Net investment in real estate*	$ 1,541,042	$ 1,950,308	$ 1,993,985
Investment in real estate joint ventures	12,520	—	—
Other assets	154,166	180,805	130,052
	$ 1,707,728	$ 2,131,113	$ 2,124,037
Liabilities and Owners' Equity:			
Mortgage and other notes payable	$ 1,323,040	$ 1,469,137	$ 1,281,848
Accounts payable and accrued expenses	80,497	81,896	127,142
Owners' equity	304,191	580,080	715,047
	$ 1,707,728	$ 2,131,113	$ 2,124,037
	December 31, 2001		
Assets:			
Net investment in real estate*	$ 1,428,163	$ 1,411,629	$ 1,207,265
Investment in real estate joint ventures	25,604	—	—
Other assets	117,198	93,904	65,699
	$ 1,570,965	$ 1,505,533	$ 1,272,964
Liabilities and Owners' Equity:			
Mortgage and other notes payable	$ 1,186,616	$ 956,576	$ 768,553
Accounts payable and accrued expenses	43,216	47,591	47,565
Owners' equity	341,133	501,366	456,846
	$ 1,570,965	$ 1,505,533	$ 1,272,964

(*) At December 31, 2002 and 2001, the net investment in real estate includes approximately $28,563 and $27,400, respectively, of assets of the Circle T joint venture which are currently categorized as developments in progress.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

CONDENSED STATEMENTS OF OPERATIONS	December 31, 2002		
	GGP/Homart	GGP/Homart II	All Other Real Estate Affiliates
Revenues:			
Tenant rents	$ 286,494	$ 210,171	$ 256,918
Operating expenses*	169,981	115,152	146,672
Operating income (loss)	116,513	95,019	110,246
Interest expense, net	(62,424)	(38,583)	(44,864)
Equity in net income of unconsolidated real estate affiliates	4,938	—	—
Gain (loss) on property sales	921	9	—
Net income (loss)	$ 59,948	$ 56,445	$ 65,382
	December 31, 2001		
Revenues:			
Tenant rents	$ 279,993	$ 189,280	$ 205,553
Operating expenses*	161,547	105,156	119,946
Operating income (loss)	118,446	84,124	85,607
Interest expense, net	(74,422)	(44,938)	(49,792)
Equity in net income of unconsolidated real estate affiliates	3,375	—	—
Gain (loss) on property sales	(1,074)	65	—
Net income (loss)	$ 46,325	$ 39,251	$ 35,815
	December 31, 2000		
Revenues:			
Tenant rents	$ 253,348	$ 146,730	$ 199,709
Operating expenses*	143,862	80,339	117,266
Operating income (loss)	109,486	66,391	82,443
Interest expense, net	(74,447)	(36,253)	(53,128)
Equity in net income of unconsolidated real estate affiliates	3,266	—	—
Gain on property sales	(744)	—	—
Income allocated to minority interest	(408)	—	—
Net income (loss)	$ 37,153	$ 30,138	$ 29,315

Significant accounting policies used by the Unconsolidated Real Estate Affiliates are the same as those used by the Company.
* Includes depreciation and amortization.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

NOTE 5 MORTGAGE NOTES AND OTHER DEBT PAYABLE

Mortgage notes and other debts payable have various maturities through 2095 (weighted average scheduled remaining term equal to 4.7 years at December 31, 2002) and consisted of the following:

	December 31,	
	2002	2001
Fixed-Rate debt:		
Mortgage notes payable	$ 2,523,701	$ 2,239,511
Variable-Rate debt:		
Mortgage notes payable	1,472,310	951,696
Credit Facilities and bank loans	596,300	207,000
Total Variable-Rate debt	2,068,610	1,158,696
Total	$ 4,592,311	$ 3,398,207

Land, buildings and equipment related to the mortgage notes payable with an aggregate cost of approximately $6,343,793 at December 31, 2002 have been pledged as collateral. Certain properties, including those within the portfolios collateralized by commercial mortgage-backed securities, are subject to financial performance covenants, primarily debt service coverage ratios.

FIXED RATE DEBT **Mortgage notes and other debt payable** Mortgage notes and other debt payable consist primarily of fixed rate non-recourse notes collateralized by individual or groups of properties or equipment. Also included in mortgage notes and other debt payable are $100,000 of ten-year senior unsecured notes, bearing interest at a fixed rate of 7.29% per annum, which were issued by PDC in March 1998 and were assumed by the Company in conjunction with the acquisition of JP Realty (Note 2). Interest payments on these notes are due semi-annually on March 11 and September 11 of each year and principal payments of $25,000 are due annually beginning March 2005. The fixed rate notes bear interest ranging from 1.81% to 10.00% per annum (weighted average of 6.42% per annum), and require monthly payments of principal and/or interest. Certain properties are pledged as collateral for the related mortgage notes. Substantially all of the mortgage notes payable as of December 31, 2002 are non-recourse to the Company. Certain mortgage notes payable may be prepaid but are generally subject to a prepayment penalty of a yield-maintenance premium or a percentage of the loan balance. Certain loans have cross-default provisions and are cross-collateralized as part of a group of properties. Under certain cross-default provisions, a default under any mortgage notes included in a cross-defaulted package may constitute a default under all such mortgage notes and may lead to acceleration of the indebtedness due on each property within the collateral package. In general, the cross-defaulted properties are under common ownership. However, GGP Ivanhoe debt collateralized by two GGP Ivanhoe centers (totaling $125,000) is cross-defaulted and cross-collateralized with debt collateralized by eleven Wholly-Owned centers.

VARIABLE RATE DEBT **Mortgage notes and other debt payable** Variable rate mortgage notes and other debt payable at December 31, 2002 consist primarily of approximately $852,691 of collateralized mortgage-backed securities (approximately $665,790 of which are currently subject to fixed rate interest swap agreements as described below and in Note 13), the $275,000 outstanding on the loan obtained in conjunction with the JP Realty acquisition, the $172,500 outstanding on the Company's Term Loan, the approximately $130,000 of revolving credit of PDC, the approximately $91,000 of construction loans assumed in the JP Realty acquisition, and the $150,000 in bank loans obtained in September 2002, all as described below. The remaining variable rate loans are individual notes collateralized by individual properties and equipment. The loans bear interest at a rate per annum equal to LIBOR plus 60 to 250 basis points.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

Commercial Mortgage-Backed Securities In August 1999, the Company issued $500,000 of commercial mortgage-backed securities (the "Ala Moana CMBS") collateralized by the Ala Moana Center. The securities were comprised of notes which bore interest at rates per annum ranging from LIBOR plus 50 basis points to LIBOR plus 275 basis points (weighted average equal to LIBOR plus 95 basis points), calculated and payable monthly. The notes were repaid in December 2001 with a portion of the proceeds of the GGP MPTC financing described below. In conjunction with the issuance of the Ala Moana CMBS, the Company arranged for an interest rate cap agreement, the effect of which was to limit the maximum interest rate the Company would be required to pay on the securities to 9% per annum. Payments received pursuant to the interest rate cap agreement for the year ended December 31, 2000 were approximately $77, which were reflected as a reduction in net interest expense. No amounts were received on the cap agreement in 2001. Approximately $438,000 of the proceeds from the sale of the Ala Moana CMBS was used by the Company to repay the short-term mortgage loan obtained in July 1999 to enable it to purchase the Ala Moana Center. The remainder was utilized by the Company for general working capital purposes including repayments of outstanding indebtedness under the Company's Credit Facility.

In September 1999, the Company issued $700,229 of commercial mortgage-backed securities (the "GGP-Ivanhoe CMBS") cross-collateralized and cross-defaulted by a portfolio of nine regional malls and an office complex adjacent to one of the regional malls. The properties in the portfolio were Mayfair Mall and adjacent office buildings in Wauwatosa (Milwaukee), Wisconsin; Park City Center in Lancaster, Pennsylvania; Oglethorpe Mall in Savannah, Georgia; Landmark Mall in Alexandria, Virginia, all centers owned by GGP Ivanhoe III; and Northgate Mall in Chattanooga, Tennessee; The Boulevard Mall in Las Vegas, Nevada; Regency Square Mall in Jacksonville, Florida; Valley Plaza Shopping Center in Bakersfield, California; Northridge Fashion Center in Northridge (Los Angeles), California, all Wholly-Owned Centers. The GGP-Ivanhoe CMBS was comprised of notes which bore interest at rates per annum ranging from LIBOR plus 52 basis points to LIBOR plus 325 basis points (weighted average equal to LIBOR plus approximately 109 basis points), calculated and payable monthly. The notes were repaid in December 2001 with a portion of the proceeds of the GGP MPTC financing described below. In conjunction with the issuance of the GGP-Ivanhoe CMBS, the Company arranged for an interest rate cap agreement, the effect of which was to limit the maximum interest rate the Company would be required to pay on the securities to 9.03% per annum. Payments received pursuant to the interest rate cap agreement for the year ended December 31, 2000 were approximately $366, which were reflected as a reduction in net interest expense. No amounts were received on the cap agreement in 2001. Approximately $340,000 of the proceeds from the sale of the GGP-Ivanhoe CMBS repaid amounts collateralized by the GGP Ivanhoe III properties in the GGP-Ivanhoe CMBS Portfolio of properties and the remaining approximately $360,000 repaid amounts collateralized by Wholly-Owned properties in the GGP-Ivanhoe CMBS portfolio of properties.

In early December 2001, the Operating Partnership and certain Unconsolidated Real Estate Affiliates completed the placement of $2,550,000 of non-recourse commercial mortgage pass-through certificates (the "GGP MPTC"). The GGP MPTC is collateralized by 27 malls and one office building, including 19 malls owned by certain Unconsolidated Real Estate Affiliates. The GGP MPTC is comprised of both variable rate and fixed rate notes which require monthly payments of principal and interest. The certificates represent beneficial interests in three loan groups made by three sets of borrowers (GGP/Homart-GGP/Homart II, Wholly-Owned and GGP Ivanhoe III). The original principal amount of the GGP MPTC was comprised of $1,235,000 attributed to the Operating Partnership, $900,000 to GGP/Homart and GGP/Homart II and $415,000 to GGP Ivanhoe III. The three loan groups are comprised of variable rate notes with

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

a 36 month initial maturity (with two no cost 12-month extension options), variable rate notes with a 51 month initial maturity (with two no cost 18-month extension options) and fixed rate notes with a 5 year maturity. The 36 month variable rate notes bear interest at rates per annum ranging from LIBOR plus 60 to 235 basis points (weighted average equal to 79 basis points), the 51 month variable rate notes bear interest at rates per annum ranging from LIBOR plus 70 to 250 basis points (weighted average equal to 103 basis points) and the 5 year fixed rate notes bear interest at rates per annum ranging from approximately 5.01% to 6.18% (weighted average equal to 5.38%). The extension options with respect to the variable rate notes are subject to obtaining extensions of the interest rate protection agreements which were required to be obtained in conjunction with the GGP MPTC. The GGP MPTC yielded approximately $470,000 of net proceeds (including amounts attributed to the Unconsolidated Real Estate Affiliates) which were utilized for loan repayments and temporary investments in cash equivalents and marketable securities. On closing of the GGP MPTC financing, approximately $94,996 of such proceeds attributable to GGP/Homart and GGP/Homart II were loaned to the Operating Partnership. The loans, which were comprised of approximately $16,596 by GGP/Homart and $78,400 by GGP/Homart II, bear interest at a rate of 5.5% per annum on the remaining outstanding balance and mature on March 30, 2003.

Concurrent with the issuance of the certificates, the Company purchased interest rate protection agreements (structured to limit the Company's exposure to interest rate fluctuations in a manner similar to the interest rate cap agreements purchased in connection with the Ala Moana and GGP-Ivanhoe CMBS), and simultaneously an equal amount of interest rate protection agreements were sold to fully offset the effect of these agreements and to recoup a substantial portion of the cost of such agreements. Further, to achieve a more desirable balance between fixed and variable rate debt, the Company entered into $666,933 of swap agreements. Approximately $575,000 of such swap agreements are with independent financial services firms and approximately $90,790 is with GGP Ivanhoe III to provide Ivanhoe with only variable rate debt (see Note 4). The notional amounts of such swap agreements decline over time to an aggregate of $25,000 at maturity of the 51 month variable rate loans (assuming both 18 month extension options are exercised). The swap agreements convert the related variable rate debt to fixed rate debt currently bearing interest at a weighted average rate of 4.85% per annum. Such swap agreements have been designated as hedges of related variable rate debt as described in Note 13.

Credit Facilities The Company's $200,000 unsecured revolving Credit Facility was originally scheduled to mature on July 31, 2000. On June 23, 2000 the Company prepaid all remaining outstanding principal amounts and terminated the Credit Facility. The Credit Facility bore interest at a floating rate per annum equal to LIBOR plus 80 to 120 basis points depending upon the Company's leverage ratio. The Credit Facility was subject to financial performance covenants including debt-to-market capitalization, minimum earnings before interest, taxes, depreciation and amortization ("EBITDA") ratios and minimum equity values.

As of July 31, 2000, the Company obtained a new unsecured revolving credit facility (the "Revolver") in a maximum aggregate principal amount of $135,000 (cumulatively increased to $185,000 through December 2001). The outstanding balance of the Revolver was fully repaid from a portion of the proceeds of the GGP MPTC financing described above and the Revolver was terminated. The Revolver bore interest at a floating rate per annum equal to LIBOR plus 100 to 190 basis points, depending on the Company's average leverage ratio. The Revolver was subject to financial performance covenants including debt to value and net worth ratios, EBITDA ratios and minimum equity values.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

In January 2001, GGMI borrowed $37,500 under a new revolving line of credit obtained by GGMI and an affiliate, which was guaranteed by General Growth and the Operating Partnership. This revolving line of credit was scheduled to mature in July 2003 but was fully repaid in December 2001 from a portion of the proceeds of the GGP MPTC financing described above and the line of credit was terminated. The interest rate per annum with respect to any borrowings varied from LIBOR plus 100 to 190 basis points depending on the Company's average leverage ratio.

In conjunction with the acquisition of JP Realty, an existing $200,000 unsecured credit facility (the "PDC Credit Facility") with a balance of approximately $120,000 was assumed. The PDC Credit Facility has a principal balance of $130,000 at December 31, 2002, a scheduled maturity of July 2003 and bears interest at the option of the Company at *(i)* the higher of the federal funds rate plus 50 basis points or the prime rate of Bank One, NA, or *(ii)* LIBOR plus a spread of 85 to 145 basis points. The LIBOR spread is determined by PDC's credit rating. The PDC Credit Facility, which is expected to be repaid or extended in conjunction with the new credit facility to be obtained as discussed below, contains restrictive covenants, including limitations on the amount of outstanding secured and unsecured debt, and requires PDC to maintain certain financial ratios.

In March 2003, the Company reached a preliminary agreement with a group of banks to establish a new revolving credit facility and term loan. The total amount to be financed is expected to be approximately $700 million, have a term of three years and provide for partial amortization of a portion of the principal balance of the term loan in the second and third years. The proceeds are anticipated to be used to repay and consolidate existing financing including amounts due on the PDC Credit Facility, the Term Loan, the JP Realty acquisition loan, and to Unconsolidated Real Estate Affiliates.

Interim Financing In January 2000, the Company obtained a new $200,000 unsecured short-term bank loan. The Company's initial draw under this loan was $120,000 in January 2000 and the remaining available amounts were fully drawn at June 30, 2000. The bank loan bore interest at a rate per annum of LIBOR plus 150 basis points and was refinanced on August 1, 2000 with the Revolver and the Term Loan described below.

As of July 31, 2000, the Company obtained an unsecured term loan (the "Term Loan") in a maximum principal amount of $100,000. As of September 30, 2001, the maximum principal amount of the Term Loan was increased to $255,000 and, as of such date, all amounts available under the Term Loan were fully drawn. Term Loan proceeds were used to fund ongoing redevelopment projects and repay a portion of the remaining balance of the bank loan described in the prior paragraph immediately above. During the fourth quarter of 2001, approximately $48,000 of the principal amount of the Term Loan was repaid from a portion of the 2001 Offering. The Term Loan, which is expected to be repaid or extended at or prior to its scheduled maturity of July 31, 2003 by the new credit facility discussed above, bears interest at a rate per annum of LIBOR plus 100 to 170 basis points depending on the Company's average leverage ratio.

In July 2002, in conjunction with the JP Realty acquisition, the Company obtained a new $350,000 loan from a group of banks. The loan, with a an outstanding principal balance of $275,000 at December 31, 2002, bears interest at a rate (as elected by the borrower) per annum equal to LIBOR plus 150 basis points and matures on July 9, 2003. The loan, which is expected to be extended or refinanced by the new credit facility discussed above, provides for periodic partial amortization of principal prior to the maturity of the loan (aggregating not less than $60,000 paid prior to the maturity date) and for additional prepayments that may be required under certain circumstances including the refinancing of certain indebtedness.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

During August 2002, the Company, through Victoria Ward, arranged for an aggregate of $150,000 in loans from two seperate groups of banks. On August 23, 2002, the Company borrowed an initial $80,000 and, on September 19, 2002, the Company borrowed an additional $70,000. The two-year loans provide for quarterly partial amortization of principal, bear interest at a rate (as elected by the borrower) per annum of LIBOR plus 100 basis points, and require the remaining balance to be paid at maturity (unless extended, under certain conditions, for an additional six months).

Construction Loan During April 1999, the Company received $30,000 representing the initial loan draw on a $110,000 construction loan facility. The facility was collateralized by and provided financing for the RiverTown Crossings Mall development (including outparcel development) in Grandville (Grand Rapids), Michigan. The construction loan provided for periodic funding as construction and leasing continued and bore interest at a rate per annum of LIBOR plus 150 basis points. As of July 17, 2000 additional loan draws of approximately $80,000 had been made and no further amounts were available under the construction loan facility. Interest was due monthly. The loan had been scheduled to mature on June 30, 2001 and was refinanced on June 28, 2001 with a non-recourse, long-term mortgage loan. The new $130,000 non-recourse mortgage loan bears interest at 7.53% per annum and matures on July 1, 2011.

In connection with the acquisition of JP Realty, the Company assumed a $47,340 construction loan of Spokane Mall Development Company Limited Partnership, and a $50,000 construction loan of Provo Mall Development Company, Ltd., for both of which PDC is the general partner. The loans, which bore interest at a rate per annum of LIBOR plus 150 basis points, were scheduled to mature in July 2003 but were replaced in February 2003 with a new, long-term non-recourse mortgage loan. The new loan, allocated $53,000 to the Provo Mall and $42,000 to the Spokane Mall, is collateralized by the two centers, bears interest at a rate per annum of 4.42% and matures in February 2008.

Letters of Credit As of December 31, 2002 and 2001, the Company had outstanding letters of credit of $12,104 and $13,200, respectively, primarily in connection with special real estate assessments and insurance requirements.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

NOTE 6 EXTRAORDINARY ITEMS

The extraordinary items resulted from prepayment penalties and unamortized deferred financing costs related to the early extinguishment, primarily through refinancings, of mortgage notes payable. In 2002, the basic and diluted per share impact of the extraordinary items was $0.02. The basic and the diluted per share impact of the extraordinary items in 2001 was $0.27.

NOTE 7 RENTALS UNDER OPERATING LEASES

The Company receives rental income from the leasing of retail shopping center space under operating leases. The minimum future rentals based on operating leases of Wholly-Owned Centers held as of December 31, 2002 are as follows:

Year	Amount
2003	$ 533,937
2004	500,033
2005	448,899
2006	392,742
2007	345,949
Subsequent	1,315,697

Minimum future rentals do not include amounts which are payable by certain tenants based upon a percentage of their gross sales or as reimbursement of shopping center operating expenses.

The tenant base includes national and regional retail chains and local retailers, and consequently, the Company's credit risk is concentrated in the retail industry.

NOTE 8 TRANSACTIONS WITH AFFILIATES

GGMI In 2000, GGMI had been contracted to provide management, leasing, development and construction management services for the Wholly-Owned Centers. In addition, certain shopping center advertising and payroll costs of the properties were paid by GGMI and reimbursed by the Company. Total costs included in the consolidated financial statements related to agreements between the Wholly-Owned Centers and GGMI are as follows:

	Year Ended December 31, 2000
Management and Leasing Fees	$ 22,834
Cost Reimbursements	55,937
Development Costs	8,833

On January 1, 2001, in connection with the acquisition of the common stock of GGMI, the Company and GGMI agreed to concurrently terminate the management contracts with respect to the Wholly-Owned Centers. Since January 1, 2001, the Wholly-Owned Centers have been self-managed under the same standards and procedures in effect prior to January 1, 2001.

NOTES RECEIVABLE-OFFICERS During 1998 certain officers of the Company issued to the Company an aggregate of $3,164 of promissory notes in connection with their exercise of options to purchase an aggregate of 166,000 shares of the Company's Common Stock. During 2000, the Company made aggregate advances of $7,149 in conjunction with the exercise of options to purchase an aggregate 270,000 shares of Common Stock by officers. In June 2000, a $1,120 loan was repaid by one of the officers. Also in 2000, the Company forgave approximately

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

$150 of other notes receivable from an officer (previously reflected in prepaid expenses and other assets). During 2001, the Company made additional advances to officers of an aggregate of $10,441 in conjunction with the exercise of options to purchase an aggregate of 330,000 shares of Common Stock. In early 2002, additional advances of $4,243 were made to officers in connection with the exercise of options to acquire approximately 135,000 shares of Common Stock.

As of April 30, 2002, the Company's Board of Directors decided to terminate the availability of loans to officers to exercise options on the Common Stock. In conjunction with this decision, the Company and the officers restructured the terms of the promissory notes, including the approximately $2,823 previously advanced in the form of income tax withholding payments made by the Company on behalf of such officers. Each of the officers repaid no less than 60% of the principal and 100% of the interest due under such officer's note as of April 30, 2002 and the remaining amounts, approximately $10,141 as of April 30, 2002, were represented by amended and restated promissory notes. These amended and restated, fully recourse notes are payable in monthly installments of principal and interest (at a market rate which varies monthly computed at LIBOR plus 125 basis points per annum) until fully repaid in May 2009 (or within 90 days of the officer's separation from the Company, if earlier). In October 2002, a voluntary prepayment of approximately $500 was received from one of the officers. As of December 31, 2002, the current outstanding balance under the promissory notes was $8,698, including approximately $926 relating to income tax withholding payments which have been reflected in prepaid expenses and other assets.

NOTE 9 EMPLOYEE BENEFIT AND STOCK PLANS

STOCK INCENTIVE PLAN The Company's 1993 Stock Incentive Plan provides incentives to attract and retain officers and key employees. An aggregate of 3,000,000 shares of Common Stock have been authorized for issuance under the plan. Options are granted by the Compensation Committee of the Board of Directors at an exercise price of not less than 100% of the fair market value of the Common Stock on the date of grant. The term of the option is fixed by the Compensation Committee, but no option is exercisable more than 10 years after the date of the grant. Options granted to officers and key employees are for 10-year terms and are generally exercisable in either 33⅓% or 20% annual increments from the date of the grants. However, during 2000, 53,319 options were granted to certain employees under the Stock Incentive Plan (of which 5,000 were forfeited during 2000) with the same terms as the TSO's granted in 2000 (as described and defined below). Options granted to non-employee directors are exercisable in full commencing on the date of grant and expire on the tenth anniversary of the date of the grant.

In February 2003, the Company's Board of Directors approved the adoption of the Company's 2003 Stock Incentive Plan, to replace the existing Stock Incentive Plan which, by its terms, expires in April 2003. The 2003 Stock Incentive Plan, which is subject to stockholder approval at 2003 annual meeting, provides for the issuance of up to 3,000,000 shares of Common Stock.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

A summary of the status of the options granted under the Company's 1993 Stock Incentive Plan as of December 31, 2002, 2001 and 2000 and changes during the year ended on those dates is presented below.

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	543,219	$ 31.92	742,319	$ 31.36	827,500	$ 29.85
Granted	204,000	$ 47.52	213,000	$ 33.97	205,319	$ 30.89
Exercised	(214,016)	$ 33.38	(350,000)	$ 31.60	(276,500)	$ 26.38
Forfeited	(3,100)	$ 29.97	(62,100)	$ 34.07	(14,000)	$ 33.97
Outstanding at end of year	530,103	$ 37.35	543,219	$ 31.92	742,319	$ 31.36
Exercisable at end of year	195,603	$ 32.80	217,500	$ 30.50	467,500	$ 30.64
Options available for future grants	1,292,214		1,493,114		1,644,014	
Weighted average per share fair value of options granted during the year		$ 3.63		$ 3.06		$ 2.62

The following table summarizes information about stock options outstanding pursuant to the 1993 Stock Incentive Plan at December 31, 2002:

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE	
Range Of Exercise Prices	Number Outstanding At 12/31/02	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable At 12/31/02	Weighted Average Exercise Price
$ 27.81 - $ 29.97	125,519	5.2 years	$ 28.78	85,519	$ 28.22
$ 31.75 - $ 33.95	185,610	7.7 years	$ 33.55	51,110	$ 32.81
$ 36.03 - $ 40.74	88,974	7.2 years	$ 38.84	48,974	$ 37.29
$ 50.03 - $ 51.28	130,000	9.7 years	$ 50.03	10,000	$ 50.03
	530,103	7.5 years	$ 37.35	195,603	$ 32.80

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

1998 INCENTIVE PLAN General Growth also has an incentive stock plan entitled the 1998 Incentive Stock Plan (the "1998 Incentive Plan"). Under the 1998 Incentive Plan, stock incentive awards in the form of threshold-vesting stock options ("TSOs") are granted to employees. The exercise price of the TSOs to be granted to a participant will be the Fair Market Value ("FMV") of a share of Common Stock on the date the TSO is granted. The threshold price (the "Threshold Price") which must be achieved in order for the TSO to vest will be determined by multiplying the FMV on the date of grant by the Estimated Annual Growth Rate (currently set at 7% in the 1998 Incentive Plan) and compounding the product over a five-year period. Shares of the Common Stock must achieve and sustain the Threshold Price for at least 20 consecutive trading days at any time over the five years following the date of grant in order for the TSO to vest. All TSOs granted will have a term of 10 years but must vest within 5 years of the grant date in order to avoid forfeiture. As of December 31, 2002, increases in the price of the Common Stock since the respective grant dates has caused all TSOs granted in 1999, 2000 and 2001 to become vested, as detailed below. The aggregate number of shares of Common Stock which may be subject to TSOs issued pursuant to the 1998 Incentive Plan may not exceed 2,000,000, subject to certain customary adjustments to prevent dilution.

The following is a summary of the options issued under the 1998 Incentive Plan that have been awarded as of December 31, 2002:

	2002	2001	2000	1999
Exercise price	$ 40.74	$ 34.73	$ 29.97	$ 31.69
Threshold Vesting Stock Price	$ 57.13	$ 48.70	$ 42.03	$ 44.44
Fair value of options on grant date	$ 3.38	$ 2.21	$ 1.49	$ 1.36
Original Grant Shares	259,675	329,996	251,030	313,964
Forfeited at December 31, 2002	(25,300)	(46,341)	(56,242)	(93,995)
Vested and exchanged for cash at December 31, 2002	—	(174,461)	(143,478)	(144,636)
Vested and exercised December 31, 2002	—	(32,867)	(30,288)	(37,750)
1998 Incentive Plan TSOs outstanding at December 31, 2002	234,375	76,327	21,022	37,583

The fair value of each option grant for 2002, 2001 and 2000 for the 1993 Stock Incentive Plan and the 1998 Incentive Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Risk-free interest rate	4.49%	4.79%	6.19%
Dividend yield	6.37%	6.46%	6.86%
Expected life	7.6 years	4.6 years	5.2 years
Expected volatility	19.57%	19.48%	18.2%

EMPLOYEE STOCK PURCHASE PLAN During 1999, General Growth established the General Growth Properties, Inc. Employee Stock Purchase Plan (the "ESPP") to assist eligible employees in acquiring a stock ownership interest in General Growth. A maximum of 500,000 shares of Common Stock is reserved for issuance under the ESPP. Under the ESPP, eligible employees make payroll deductions over a six-month purchase period, at which time, the amounts withheld are used to purchase shares of Common Stock at a purchase price equal to 85% of the lesser

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

of the closing price of a share of Common Stock on the first or last trading day of the purchase period. Purchases of stock under the ESPP are made on the first business day of the next month after the close of the purchase period. As of January 6, 2003, an aggregate of 223,722 shares of Common Stock have been sold under the ESPP, including 23,258 shares for the purchase period ending December 31, 2002 which were purchased on December 31, 2002 at a price of $42.50 per share.

In September 2002, an officer was granted 50,000 shares of restricted Common Stock pursuant to the Stock Incentive Plan. As the restricted stock represents an incentive for future periods, the compensation expense of approximately $2,500 will be recognized ratably over the vesting period of the Common Stock (through September 2005).

STOCK OPTION PRO FORMA DATA During the second quarter of 2002, the Company elected to adopt the fair value based employee stock-based compensation expense recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), prospectively. The Company previously applied the intrinsic value based expense recognition provisions set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 123 states that the adoption of the fair value based method is a change to a preferable method of accounting. In applying APB 25 in accounting for the Stock Incentive Plan, the 1998 Incentive Plan and the Employee Stock Purchase Plan as provided by Interpretation 44 as defined and further described in Note 13, no compensation costs have been recognized in 2001 and 2000 were recorded. Had compensation costs for the Company's plans been determined based on the fair value at the grant date for options granted in 2001 and 2000 in accordance with the method required by SFAS 123, the Company's net income available to common stockholders and earnings per share would have been reduced to the pro forma amounts as follows:

	Year Ended December 31,		
	2002	2001	2000
Net income available to common stockholders			
As Reported	$ 184,791	$ 67,843	$ 113,481
Add: stock-based compensation expense recorded for options granted	88	—	—
Deduct: stock-based compensation expense using SFAS 123	(427)	(332)	(400)
Pro Forma	$ 184,452	$ 67,511	$ 113,081
Earnings per share - basic			
As Reported	$ 2.97	$ 1.28	$ 2.18
Pro Forma	$ 2.97	$ 1.28	$ 2.17
Earnings per share - diluted			
As Reported	$ 2.95	$ 1.28	$ 2.18
Pro Forma	$ 2.95	$ 1.28	$ 2.17

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

MANAGEMENT SAVINGS PLAN The Company sponsors the General Growth Management Savings and Employee Stock Ownership Plan (the "401(k) Plan") which permits all eligible employees to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Under the 401(k) Plan, the Company may make, but is not obligated to make, contributions to match the contributions of the employees. For the years ending December 31, 2002, 2001, and 2000, the Company has elected to make matching contributions of approximately $4,196, $3,851, and $3,554, respectively.

NOTE 10 DISTRIBUTIONS PAYABLE

On December 12, 2002, the Company declared a cash distribution of $.72 per share that was paid on January 31, 2003, to stockholders of record (1,762 owners of record) on January 6, 2003, totaling $44,937. Also on January 31, 2003, a distribution of $14,080 was paid to the limited partners of the Operating Partnership. Also on December 12, 2002, the Company declared the fourth quarter 2002 preferred stock dividend, for the period from October 1, 2002 through December 31, 2002, in the amount of $0.4531 per share, payable to preferred stockholders of record on January 6, 2003 and paid on January 15, 2003. As described in Note 1, such preferred stock dividend was in the same amount as the Operating Partnership's distribution to the Company of the same date with respect to the PIERS Preferred Units held by the Company.

On December 10, 2001, the Company declared a cash distribution of $.65 per share that was paid on January 31, 2002, to stockholders of record (1,481 owners of record) on January 14, 2002, totaling $40,266. Also on January 31, 2002, a distribution of $12,722 was paid to the limited partners of the Operating Partnership. Also on December 10, 2001, the Company declared the fourth quarter 2001 preferred stock dividend, for the period from October 1, 2001 through December 31, 2001, in the amount of $0.4531 per share, payable to preferred stockholders of record on January 4, 2002 and paid on January 15, 2002. As described in Note 1, such preferred stock dividend was in the same amount as the Operating Partnership's distribution to the Company of the same date with respect to the PIERS Preferred Units held by the Company.

The allocations of the common distributions declared and paid for income tax purposes are as follows:

	Year Ended December 31,		
	2002	2001	2000
Ordinary Income	79.8%	76.0%	92.2%
Capital Gain	0.4%	—%	—%
Return of Capital	19.8%	24.0%	7.8%
	100.0%	100.0%	100.0%

NOTE 11 NETWORK DISCONTINUANCE COSTS AND OTHER INTERNET INITIATIVES

During 2000 and 2001, The Company installed a broadband wiring and routing system that provides tenants at the Company's properties with the supporting equipment (the "Broadband System") to allow such tenants and mall locations to arrange high-speed cable access to the Internet. Certain of the properties acquired subsequent to July 1, 2001 do not have such an installation.

Also during 2000 and 2001, the Company had also been engaged in Network Services development activities, an effort to create for retailers a suite of broadband applications to support retail tenant operations, on-line sales, and private wide area network services to be delivered by the Broadband System. As of December 31, 2000, the Company had invested approximately $66,000 in the Broadband System and approximately $18,000 in Network Services development activities, all of which was reflected in buildings and equipment. The Company discontinued

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

its Network Services development activities on June 29, 2001, as retailer demand for such services had not developed as anticipated.

The discontinuance of the Network Services development activities resulted in a non-recurring, pre-tax charge to second quarter 2001 earnings of $65,000. The $65,000 charge was comprised of an approximate $11,800 reduction in the carrying value of equipment that was intended to allow tenants access to the Network Services applications and approximately $53,200 in the write-off of capitalized Network development costs as follows: approximately $17,400 in obligations to various vendors including amounts related to the termination of contracts which provide no future benefit to the Company, approximately $10,600 in private wide area network equipment that was deemed without value, approximately $25,200 in capitalized network development costs including third-party consultants, internal payroll, supplies and equipment for the design, configuration and installation costs of private wide area network equipment; various costs related to the development of Mallibu.com, a consumer Internet portal; and related consumer-direct e-commerce initiatives. In addition, the Company recognized $1,000 of net incremental discontinuance costs in the third quarter of 2001. This third quarter amount was comprised of approximately $1,366 of incremental discontinuance costs (primarily payroll and severance costs) and approximately $366 of reduction in the Network discontinuance reserve. Such reduction in the Network discontinuance reserve was primarily due to the settlement of obligations to Network Services vendors and consultants at amounts lower than originally contracted for. Minor reductions have been made in the Network discontinuance reserve in 2002 since settlement discussions are continuing with other vendors and the Company has and will continue to reduce the Network discontinuance reserve as additional settlements are agreed to (expected to be finalized in the next 12 months).The Company's investment in the Broadband System, which is comprised primarily of mall equipment and mall wiring, has been retained by the Company. The Company has, after accumulated depreciation of approximately $19,783, a net carrying investment of approximately $45,920 in the Broadband System as of December 31, 2002. This net investment has been reflected in buildings and equipment and investment in Unconsolidated Real Estate Affiliates in the accompanying consolidated financial statements.

NOTE 12 COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company is involved in legal actions relating to the ownership and operations of its properties. In management's opinion, the liabilities, if any that may ultimately result from such legal actions are not expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

The Company leases land or buildings at certain properties from third parties. Rental expense including participation rent related to these leases was $1,642, $664 and $460 for the years ended December 31, 2002, 2001 and 2000, respectively. The leases generally provide for a right of first refusal in favor of the Company in the event of a proposed sale of the property by the landlord.

From time to time the Company has entered into contingent agreements for the acquisition of properties. Each acquisition is subject to satisfactory completion of due diligence and, in the case of developments, completion and occupancy of the project.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

The following table aggregates the Company's expected contractual obligations and commitments subsequent to December 31, 2002:

CONTRACTUAL OBLIGATIONS	2003	2004	2005	2006	2007	Subsequent	Total
Long-term Debt	$ 726,702	$ 453,459	$ 128,836	$ 973,455	$ 430,439	$1,879,420	$4,592,311
Retained Debt	3,277	3,592	7,308	4,251	168,220	—	186,648
Ground Leases	2,445	2,469	2,455	2,417	2,384	89,383	101,553
Total	$ 732,424	$ 459,520	$ 138,599	$ 980,123	$ 601,043	$1,968,803	$4,880,512

NOTE 13
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On June 1, 1998 the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). Statement 133, as amended, was adopted by the Company January 1, 2001. The Company's only hedging activities are the cash flow hedges represented by its interest rate cap and swap agreements relating to its commercial mortgage-backed securities (Note 5). These agreements either place a limit on the effective rate of interest the Company will bear on such variable rate obligations or fix the effective interest rate on such obligations to a certain rate. The Company has concluded that these agreements are highly effective in achieving its objective of eliminating its exposure to variability in cash flows relating to these variable rate obligations in any interest rate environment for loans subject to swap agreements and for loans with related cap agreements, when LIBOR rates exceed the strike rates of the agreements. However, Statement 133 also requires that the Company fair value the interest rate cap and swap agreements as of the end of each reporting period. Interest rates have declined since these agreements were obtained. In accordance with the transition provisions of Statement 133, the Company recorded at January 1, 2001 a loss to earnings of $3,334 as a cumulative-effect type transition adjustment to recognize at fair value the time-value portion of all the interest rate cap agreements that were previously designated as part of a hedging relationship. Included in the $3,334 loss is $704 relating to interest rate cap agreements held by Unconsolidated Real Estate Affiliates. The Company also recorded $112 to other comprehensive income at January 1, 2001 to reflect the then fair value of the intrinsic portion of the interest rate cap agreements. Subsequent changes in the fair value of these agreements will be reflected in current earnings and accumulated other comprehensive income. During 2002 and 2001, the Company recorded approximately $(30,774) and $2,389, respectively, of additional other comprehensive income (loss) to reflect changes in the fair value of its interest rate cap and swap agreements.

In conjunction with the GGP MPTC financing (Note 5), all of the debt hedged by the Company's then existing interest rate cap agreements was refinanced. As the related fair values of the previous cap agreements were nominal on the refinancing date, these cap agreements were not terminated and any subsequent changes in the fair value of these cap agreements will be reflected in interest expense. Further, certain caps were purchased and sold in conjunction with GGP MPTC financing. These purchased and sold caps do not qualify for hedge accounting and changes in the fair values of these agreements will also be reflected in interest expense. Finally, certain interest rate swap agreements were entered into to partially fix the interest rates on a portion of the GGP MPTC financing. These swap agreements have been designated as cash flow hedges on $666,933 of the Company's consolidated variable rate debt (see also Note 5).

In July 2001, the FASB issued Statement No. 141, "Business Combinations", ("SFAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires the purchase method to be used for business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead reviewed

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

for impairment, upon adoption on January 1, 2002. The implementation of the statements has resulted in the recognition upon acquisition of additional consolidated intangible assets (acquired in-place lease origination costs) and liabilities (acquired below-market leases) related to the Company's 2002 real estate purchases of approximately $32,385 and $52,466, respectively. These intangible assets and liabilities, and similar assets and liabilities at the Unconsolidated Real Estate Affiliates, are being amortized over the terms of the acquired leases (weighted average life of approximately 6.1 and 6.4 years, respectively) which resulted in additional 2002 net income, including the Company's share of such items from its Unconsolidated Real Estate Affiliates, of approximately $1,361.

In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses the financial accounting and reporting for asset retirement costs and related obligations and was adopted by the Company on January 1, 2003. The Company does not believe the impact of the adoption of SFAS 143 on its current or future operations or financial results will be significant.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 prescribes one accounting model for long-lived assets (including discontinued operations) that are to be held or disposed of by sale, as well as addresses certain discontinued operations issues. SFAS 144 was adopted by the Company on January 1, 2002. Although the Company has identified in January 2003 the McCreless Mall in San Antonio, Texas as property held-for-sale (Note 2), the Company does not generally hold its properties for sale and has historically not had significant operations that have been accounted for as "discontinued operations". Therefore, the Company does not anticipate that SFAS 144 will have a significant impact on its current or future operations or financial results.

In February 2002, the FASB announced the rescission of Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt". Generally, such rescission has the effect of suspending the treatment of debt extinguishment costs as extraordinary items. The rescission is effective for the year ended December 31, 2003. Accordingly, in the comparative statements presented in 2003, the Company will reclassify to other interest costs approximately $1,343 and $14,022 of debt extinguishment costs recorded in 2002 and 2001, respectively, that are classified under current accounting standards as extraordinary items.

On November 25, 2002, the FASB published Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 prescribes the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under certain guarantees it has issued. FIN 45 also reaffirms that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for the Company's December 31, 2002 consolidated financial statements. As the Company does not typically issue guarantees on behalf of its unconsolidated affiliates or other third-parties, the adoption of FIN 45 is not expected to have a significant impact on the Company's financial statements or disclosures.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" ("VIEs"), to improve financial reporting of special purpose and other entities. Certain VIEs that are qualifying special purpose entities ("QSPEs") will not be required to be consolidated under the provisions of FIN 46. In addition, FIN 46 expands the disclosure requirements for the beneficiary of a significant or a majority of the variable interests to provide information regarding the nature, purpose and financial characteristics of the entities. The

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

Company has certain special purpose entities, primarily created to facilitate the issuance of its commercial mortgage-backed securities (Note 5). Because these special purpose entities are QSPEs, which are exempted from consolidation, the Company does not believe these special purpose entities will require consolidation in its financial statements.

NOTE 14 PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

Due to the impact of the acquisitions made or committed to during 2000, 2001 and 2002 as described in Note 3, historical results of operations may not be indicative of future results of operations. The pro forma condensed consolidated statements of operations for the year ended December 31, 2002 include adjustments for the acquisitions made during 2002 as described in Note 3 as if such transactions had occurred on January 1, 2002. The pro forma condensed consolidated statements of operations for the year ended December 31, 2001 include adjustments for the acquisitions made during 2002 as described in Note 3 plus the acquisitions made in 2001 (the acquisition of a 50% interest in Willowbrook Mall through GGP/Homart II and the Company's acquisition of 100% of Tucson Mall), as if such transactions had occurred on January 1, 2001. The pro forma condensed consolidated statements of operations for the year ended December 31, 2000 include the 2002 and 2001 acquisitions described above plus the 2000 acquisition of the Crossroads Center, all as if such transactions had occurred on January 1, 2000. The pro forma information is based upon the historical consolidated statements of operations excluding extraordinary items, cumulative effect of accounting change and gain on sale and does not purport to present what actual results would have been had the acquisitions, and related transactions, in fact, occurred at the previously mentioned dates, or to project results for any future period.

PRO FORMA FINANCIAL INFORMATION	Year Ended December 31,		
	2002	2001	2000
Total revenues	$ 1,094,524	$ 1,023,799	$ 924,892
Expenses:			
Real estate taxes	72,082	70,891	68,661
Other property operating	340,395	368,438	238,120
Depreciation and amortization	198,890	182,972	159,425
Total Expenses	611,367	622,301	466,206
Operating Income	483,157	401,498	458,686
Interest expense, net	(248,817)	(300,329)	(331,742)
Income allocated to minority interests	(102,753)	(58,352)	(59,823)
Equity in income of unconsolidated affiliates	95,572	65,430	42,408
Pro forma earnings before extraordinary items and cumulative effect of accounting change[a]	227,159	108,247	109,529
Pro forma convertible preferred stock dividends	(24,467)	(24,467)	(24,467)
Pro forma earnings before extraordinary items and cumulative effect of accounting change available to common stockholders[a]	$ 202,692	$ 83,780	$ 85,062
Pro forma earnings per share - basic[b]	$ 3.26	$ 1.59	$ 1.63
Pro forma earnings per share - diluted[b]	$ 3.21	$ 1.58	$ 1.63

(a) The pro forma adjustments include management fee and depreciation modifications and adjustments to give effect to the acquisitions activity described above and does not include extraordinary items or the 2001 cumulative effect of accounting change.

(b) Pro forma basic earnings per share are based upon weighted average common shares of 62,181,283 for 2002, 52,844,821 for 2001 and 52,058,320 for 2000. Pro forma diluted per share amounts are based on the weighted average common shares and the effect of dilutive securities (stock options and, for 2002 only, PIERS) outstanding of 70,851,003 for 2002, 52,906,549 for 2001 and 52,096,331 for 2000.

NOTE 15 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Year Ended December 31, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 204,139	$ 210,590	$ 258,361	$ 307,376
Operating income	85,285	89,218	116,482	139,722
Income before extraordinary items	37,567	40,813	51,054	81,167
Net income applicable to common shares	31,418	34,696	44,467	74,210
Earnings before extraordinary items per share-basic[a]	$ 0.51	$ 0.56	$ 0.72	$ 1.20
Earnings before extraordinary items per share-diluted[a]	0.51	0.56	0.72	1.14
Earnings per share - basic[a]	0.51	0.56	0.71	1.19
Earnings per share - diluted[a]	0.51	0.56	0.71	1.13
Distributions declared per share	$ 0.65	$ 0.65	$ 0.72	$ 0.72
Weighted average shares outstanding (in thousands) - basic	61,979	62,137	62,244	62,361
Weighted average shares outstanding (in thousands) - diluted	62,104	62,293	62,424	71,085

Year Ended December 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$191,970	$189,542	$196,269	$225,928
Operating income	85,796	15,497	90,058	105,163
Income (loss) before extraordinary items and cumulative effect of accounting change	30,071	(17,630)	35,609	61,616
Net income (loss) applicable to common shares	20,620	(24,758)	29,239	42,742
Earnings (loss) before extraordinary items and cumulative effect of accounting change per share-basic[a]	$ 0.46	$ (0.45)	$ 0.56	$ 1.03
Earnings (loss) before extraordinary items and cumulative effect of accounting change per share-diluted[a]	0.46	(0.45)	0.56	1.03
Earnings (loss) per share - basic[a]	0.39	(0.47)	0.56	0.79
Earnings (loss) per share - diluted[a]	0.39	(0.47)	0.56	0.79
Distributions declared per share	$ 0.53	$ 0.53	$ 0.65	$ 0.65
Weighted average shares Outstanding (in thousands) - basic	52,365	52,413	52,596	53,990
Weighted average shares Outstanding (in thousands) - diluted	52,444	52,508	52,662	54,067

(a)Earnings (loss) per share for the four quarters do not add up to the annual earnings per share due to the issuance of additional stock during the year.

DIRECTORS

MATTHEW BUCKSBAUM, 77
Founder and Chairman

JOHN BUCKSBAUM, 46
Chief Executive Officer

ALAN S. COHEN, 42
Vice President
Marketing
Airespace, Inc.
San Jose, California

ANTHONY DOWNS, 72
Senior Fellow
The Brookings Institution
Washington, D.C.

MORRIS MARK, 62
President
Mark Asset Management
Corporation
New York, New York

ROBERT MICHAELS, 59
President and
Chief Operating Officer

BETH STEWART, 46
Chief Executive Officer
Storetrax.com
Rockville, Maryland

OFFICERS

MATTHEW BUCKSBAUM
Founder and Chairman

JOHN BUCKSBAUM
Chief Executive Officer

ROBERT MICHAELS
President and
Chief Operating Officer

BERNARD FREIBAUM
Executive Vice President and
Chief Financial Officer

JEAN SCHLEMMER
Executive Vice President
Asset Management

JOEL BAYER
Senior Vice President and
Chief Investment Officer

JOHN BERGSTROM
Senior Vice President
Development

RONALD L. GERN
Senior Vice President
and Assistant Secretary

MARSHALL E. EISENBERG
Secretary

CORPORATE INFORMATION

CORPORATE OFFICE
110 North Wacker Drive
Chicago, Illinois 60606
(312) 960-5000

EMPLOYEES
3,810

REGISTRAR AND TRANSFER AGENT AND SHAREOWNER SERVICES DEPARTMENT
For information about the Dividend Reinvestment and Stock Purchase Plan, please contact:
Mellon Investor Services, LLC
Shareholder Relations
P.O. Box 3315, South Hackensack, New Jersey 07606
You may contact the Administrator at (888) 395-8037 or www.mellon-investor.com
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 329-8660, TDD for Foreign Shareholders: (201) 329-8354

INDEPENDENT ACCOUNTANTS
Deloitte and Touche LLP
Chicago, Illinois

ANNUAL MEETING
The Annual Meeting of Stockholders of General Growth Properties, Inc. will be held on May 7, 2003, at General Growth Properties, 110 North Wacker Drive, Chicago, Illinois, at 9 a.m. CDT.

FORM 10-K
Readers who wish to receive, without charge, a copy of Form 10-K as filed with the Securities and Exchange Commission should call (866) 818-9933 or, visit our website at www.generalgrowth.com and refer to our financial downloads page in the Investment section.

INVESTOR RELATIONS CONTACT
Elizabeth Coronelli, Vice President, Investor Relations

COMMON STOCK PRICE AND DIVIDENDS
Set forth below are the high and low sales prices per share of common stock for each period as reported by the NYSE, and the distributions per share of common stock declared for such period.

2002 QUARTER ENDED	PRICE HIGH	PRICE LOW	DECLARED DISTRIBUTION
March 31	$ 44.74	$ 38.00	$ .65
June 30	$ 51.00	$ 44.18	$ .65
September 30	$ 51.80	$ 41.35	$ .72
December 31	$ 52.29	$ 45.15	$ .72

2001 QUARTER ENDED	PRICE HIGH	PRICE LOW	DECLARED DISTRIBUTION
March 31	$ 38.38	$ 33.00	$ .53
June 30	$ 39.36	$ 33.75	$ .53
September 30	$ 39.51	$ 32.80	$ .65
December 31	$ 40.50	$ 34.35	$ .65

2000 QUARTER ENDED	PRICE HIGH	PRICE LOW	DECLARED DISTRIBUTION
March 31	$ 30.56	$ 26.38	$ .51
June 30	$ 34.19	$ 29.63	$ .51
September 30	$ 34.50	$ 31.69	$ .51
December 31	$ 36.50	$ 28.69	$ .53

COMMON STOCK PRICE AND DIVIDENDS
New York Stock Exchange New York, New York
NYSE Symbols: GGP (Common), GGPPrA (Preferred)

Design: Conyers Design, Inc.   Illustrations: Mark Marturello   Printing: Litho Inc



General Growth Properties, Inc.

110 North Wacker Drive
Chicago, Illinois 60606
(312) 960-5000

www.generalgrowth.com